UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

1 – Press Release	3
Highlights	4
Main Information	6
Ratings	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	19
Main Economic Indicators	20
Guidance	21
Statement of Income	22
2 – Economic and Financial Analysis	27

Consolidated Balance Sheet and Adjusted Statement of Income	28
Financial Margin – Interest and Non-Interest	29
– Financial Margin – Interest	30
• Loan Financial Margin – Interest	32
• Funding Financial Margin – Interest	48
• Securities/Other Financial Margin – Interest	53
• Insurance Financial Margin – Interest	53
– Financial Margin – Non-Interest	54
Insurance, Private Pension and Certificated Savings Plans	55
– Bradesco Vida e Previdência	59
– Bradesco Saúde	61
– Bradesco Dental	62
– Bradesco Capitalização	62
–Bradesco Auto/RE	64
Fee and Commission Income	66
Administrative and Personnel Expenses	72
– Coverage Ratio	75
Tax Expenses	75
Equity in the Earnings (Losses) of Unconsolidated Companies	76
Other Operating Expenses (Net of Operating Revenues)	76
Operating Result	77
Non-Operating Income	77

3 – Return to Shareholders	79

Sustainability	80
Investor Relations Area – IR	80
Corporate Governance	80
Share Performance	81
Dividends /Interest on Shareholders’ Equity – JCP	83

4 – Additional Information	85

Products and Services Market Share	86
Compulsory Deposits/Liabilities	87
Investments in Infrastructure Information Technology and Telecommunication	88
Market Risk	88

5 – Report of Independent Auditors	91

Independent Auditors’ Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis	92

6 – Financial Statements, Independent Auditor’s Report and Report of the Fiscal Council	93

Consolidated Financial Statements	94

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Few numbers of this Report were submitted to rounding adjustments. Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001 2000

Highlights

The main figures obtained by Bradesco in 1H09 are presented below:

1. Net Income for 1H09 totaled R$4.020 billion (a 2.8% variation relative to the adjusted net income of R$3,909 billion y-o-y), corresponding to EPS of R$2.52 (accumulated over 12 months) and a 23.7% annualized return on Average Shareholders’ Equity (1).

2. Net income comprised R$2.732 billion from financial activities, which represented 68% of the total, and R$1.288 billion from Insurance and Private Pension Plan activities, which accounted for 32% of total Net Income.

3. Bradesco´s market capitalization as of June 30, 2009 stood at R$81.301 billion. We highlight that its preferred shares increased by 28.7% during 1H09.

4. Total Assets reached R$482.478 billion in June 2009, an increase of 19.7% vis-à-vis 2008. Annualized return on average Assets reached 1.7%, vis-à-vis 2.1% in the same period of last year.

5. The Total Loan Portfolio(2) stood at R$212.768 billion in June 2009, 18.1% higher on a y-o-y analysis. Operations with individuals totaled R$74.288 billion (up by 13.2%), while loans to corporations totaled R$138.480 billion (up by 20.9%) .

6. Assets under Management reached R$647.574 billion, an increase of 17.6% vis-à-vis R$550.582 billion of June 2008.

7. Shareholders’ Equity stood at R$37.277 billion in June 2009, a 10.6% y-o-y growth. The Capital Adequacy Ratio (Basel II) stood at17.0% in June 2009, 14.3% of which being Tier I Capital.

8. In 1H09, shareholders were paid, in the form of Interest on Shareholders’ Capital and Dividends, R$3.253 billion, R$1.372 million of which referring to income generated in the period (R$210 million paid monthly and R$1.162 million provisioned) and R$1.881 billion referring to the year of 2008 (monthly payment of R$39 million paid on January 1st, 2009 and supplementary payments of R$1.842 billion paid on March 9, 2009).

9. The Efficiency Ratio(3) in June 2009 stood at 42.0% (42.6% in June 2008).

10. In the half-year, investments in infrastructure, IT and telecommunications amounted to R$1.616 billion, up by 43.4% y-o-y.

11. In the period, taxes and contributions, including social security, paid or provisioned, calculated based on the main activities developed by the Bradesco Organization in 1H09, amounted to R$4.185 billion, equivalent to 104.1% of the Net Income. Financial intermediation taxes withheld and paid by the Organization amounted to R$2.950 billion.

12. Bradesco has a comprehensive distribution network, of 4,598 Branches (3,406 branches + 1,192 mini-branches-PABs), 30,191 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 17,699 Bradesco Expresso outlets, 6,011 Banco Postal (Postal Bank) Branches, 2,788 PAEs and 64 branches of Finasa Promotora de Vendas. In addition, 6,239 ATMs in the Banco24Horas (24HourBank) Network are available to Bradesco clients.

13. In the half-year ended in June 2009, fixed personnel compensation plus charges and benefits totaled R$3.285 billion. Social benefits provided to the 85,871 employees of Bradesco Organization and their dependents stood at R$719.485 million. Regarding investments in development and training programs, expenditures reached R$42.943 million.

14. In June 2009, Banco Bradesco partially sold its participation in the Companhia Brasileira de Meios de Pagamento (VisaNet Brasil), in the process related to the Secondary Public Offering of Common Shares, regarded as Brazil’s biggest ever IPO.

15. In June 2009, Banco Bradesco, entered into a “Private Instrument of Share Merger and Other Covenants” with controlling shareholders of Banco ibi S.A., aiming at the acquisition of all its capital stock and, at the same time, signed a 20-year Partnership Agreement with C&A Modas Ltda. to jointly trade, on an exclusive basis, financial products and services of Bradesco in C&A stores. The completion of the operation is subject to the approval by the relevant bodies. The amount of operation, nearly R$1.4 billion, will be paid upon the delivery of shares issued by Bradesco.

16. Awards and Acknowledgements received in 2Q09:

• Brazilian financial institution best ranked among the world’s top 500 largest companies ( Fortune magazine);

• Single Brazilian brand included in the ranking of the world’s top 100 most valuable brands and for the 3rd consecutive year, Bradesco is Brazil’s most valuable brand (Millward Brown consulting firm);

• Single bank among Brazil’s 25 most leading-edge companies (Época magazine);

• Bradesco is Brazil’s IT leading company (INFO Exame magazine);

• Ranked 1st in E-finance 2009 Award (Executivos Financeiros magazine);

• Bradesco Seguros e Previdência (Insurance Group) was elected “Brazil’s Best Insurance Company in 2009” (Euromoney magazine);

• For the 2nd consecutive year, Bradesco Seguros e Previdência was elected the Best Insurance Company in South America ( World Finance magazine);

• Grupo Bradesco Seguros e Previdência (Insurance Group) was elected Brazil’s Best Insurance Group and the best company in the Sustainability and Social Responsibility category (Fundação Getúlio Vargas); and

• Bradesco Saúde earned the Best Health Insurance Company award (Fundação Getúlio Vargas).

17. Regarding Sustainability, we have directed Bradesco’s actions into three pillars: (i) Sustainable Finances, aimed at bank inclusion, social and environmental variables for loan granting and offer of social and environmental products; (ii) Responsible Management, with emphasis in employee valuation, work environment improvement and eco-efficient practices; and (iii) Social and Environmental Investments, aimed at education, the environment, culture and sport. We highlight Fundação Bradesco, which has been developing a broad social and educational program for over 52 years, maintaining 40 schools in Brazil. In 2009, with a budget estimated at R$231.3 million, Fundação Bradesco will be able to service over 642 thousand people, 111 thousand (4) of which are students who will receive free-of-charge quality education.

(1) Excluding the assets valuation adjustment recorded in Shareholders’ Equity;
(2) Considering Sureties and Guarantees, advance of credit cards receivables and loan assignment (Receivables Securitization Funds – FIDC and Certificates of Real Estate Receivables - CRI);
(3) Accumulated over 12 months; and
(4) Forecast.

Main Information

As disclosed to the market on July 3, 2009, we point out that the Financial Statements, jointly with the indexes, comprise the managerial reclassifications made in all periods.

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	Variation %

									2Q09 x 1Q09	2Q09 x 2Q08

Statement of Income for the Period - R$ million

Accounting Net Income	2,297	1,723	1,605	1,910	2,002	2,102	2,193	1,810	33.3	14.7
Adjusted Net Income	2,297	1,723	1,806	1,910	2,002	1,907	1,854	1,850	33.3	14.7
Adjusted Net Interest Income	7,560	7,115	5,924	5,674	5,959	5,586	5,492	5,144	6.3	26.9
Provision for Loan Losses Expenses	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(1,428)	(1,382)	50.4	152.3
Fees and Commissions	2,911	2,723	2,698	2,698	2,657	2,691	2,783	2,661	6.9	9.6
Administrative and Personnel Expenses	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(3,671)	(3,914)	(3,484)	3.3	9.6

Balance Sheet - R$ million

Total Assets	482,478	482,141	454,413	422,662	403,232	355,470	341,144	317,648	0.1	19.7
Securities	146,110	130,816	131,598	132,373	118,956	105,167	114,452	108,098	11.7	22.8
Loan Operations (1)	212,768	212,993	213,602	195,604	180,123	167,265	159,150	137,598	(0.1)	18.1
- Individuals	74,288	73,694	73,646	69,792	65,622	61,983	59,103	54,264	0.8	13.2
- Corporations	138,480	139,299	139,956	125,812	114,501	105,282	100,047	83,334	(0.6)	20.9
Provision for Loan Losses (PLL)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	(7,428)	21.4	60.3
Total Deposits	167,512	169,104	164,493	139,170	122,752	106,710	98,323	86,736	(0.9)	36.5
Technical Provisions	68,829	66,673	64,587	62,888	62,068	59,722	58,526	55,319	3.2	10.9
Shareholders' Equity	37,277	35,306	34,257	34,168	33,711	32,909	30,358	29,214	5.6	10.6
Total Funds Raised and Managed	647,574	640,876	597,615	570,320	550,582	505,365	482,971	452,698	1.0	17.6

Performance Indicators % (except w hen otherw ise stated)

Adjusted Net Income per Share - R$ (2)	2.52	2.42	2.48	2.50	2.48	2.41	2.38	2.30	4.1	1.6
Book Value per Share (Common and Preferred) - R$	12.14	11.50	11.16	11.13	10.98	10.72	10.03	9.65	5.6	10.6
Annualized Return on Average Shareholders' Equity (3) (4)	23.7	21.0	23.8	25.4	27.2	28.7	28.3	30.0	2.7 p.p	(3.5) p.p
Annualized Return on Average Assets (4)	1.7	1.5	1.9	2.0	2.1	2.2	2.4	2.5	0.2 p.p	(0.4) p.p
Average Rate - (Adjusted Net Interest Income / Total
Average Assets - Repos - Permanent Assets)
Annualized	8.2	7.8	7.0	7.4	8.4	8.4	8.9	8.9	0.4 p.p	(0.2) p.p
Fixed Assets Ratio - Total Consolidated	15.1	14.1	13.5	17.6	16.2	12.1	14.5	14.7	1.0 p.p	(1.1) p.p
Combined Ratio - Insurance (5)	85.5	86.2	89.7	84.4	84.9	83.9	92.8	92.3	(0.7) p.p	0.6 p.p
Efficiency Ratio (ER) (2)	42.0	42.7	43.3	43.0	42.6	42.9	43.1	43.0	(0.7) p.p	(0.6) p.p
Coverage Ratio (Fees and Commissions/Administrative
and Personnel Expenses) (2)	67.3	67.2	68.4	70.4	72.7	73.7	75.0	75.3	0.1 p.p	(5.4) p.p
Market Value - R$ million (6)	81,301	65,154	65,354	88,777	95,608	93,631	109,463	107,222	24.8	(15.0)

Loan Portfolio Quality %

PLL / Loan Portfolio	7.7	6.3	5.7	5.5	5.6	5.6	5.7	6.1	1.4 p.p	2.1 p.p
Non Performing Loans (> 60 days (7) / Loan Portfolio)	5.6	5.2	4.4	4.0	4.1	4.1	4.1	4.2	0.4 p.p	1.5 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	4.6	4.2	3.4	3.4	3.4	3.4	3.4	3.6	0.4 p.p	1.2 p.p
Coverage Ratio (> 90 days (7))	169.1	152.4	165.6	163.6	165.9	166.5	168.7	171.7	16.7 p.p	3.2 p.p
Coverage Ratio (> 60 days (7))	137.9	122.3	130.7	135.7	136.6	137.0	140.7	144.1	15.6 p.p	1.3 p.p

Operating Limits %

Capital Adequacy Ratio - Total Consolidated (8)	17.0	16.0	16.1	15.6	12.9	13.9	14.0	14.2	1.0 p.p	4.1 p.p
- Tier I	14.3	13.2	12.9	12.5	10.1	10.5	10.2	10.8	1.1 p.p	4.2 p.p
- Tier II	2.8	2.9	3.3	3.3	2.9	3.6	3.9	3.8	(0.1) p.p	(0.1) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.1)	(0.4)	0.0 p.p	0.0 p.p

	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Variation %

									Jun09 x	Jun09 x
									Mar09	Jun08

Structural Information - Units

Outlets	41,067	39,427	38,183	36,140	34,709	32,758	29,982	28,573	4.2	18.3
- Branches	3,406	3,375	3,359	3,235	3,193	3,169	3,160	3,067	0.9	6.7
- Advanced Service Branche (PAAs) (9)	1,260	1,183	1,032	902	584	135	130	130	6.5	115.8
- Mini-Branches (PABs) (9)	1,192	1,184	1,183	1,185	1,181	1,175	1,151	1,103	0.7	0.9
- Electronic Service Branches (PAEs) (9)	1,528	1,512	1,523	1,561	1,545	1,515	1,495	1,426	1.1	(1.1)
- Outplaced ATM Netw ork Terminals	3,516	3,389	3,296	3,074	2,904	2,877	2,776	2,652	3.7	21.1
- 24-Hour Bank Netw ork Assisted Terminals	5,558	5,068	4,732	4,378	4,153	3,763	3,523	3,387	9.7	33.8
- Banco Postal (Postal Bank)	6,011	5,959	5,946	5,924	5,882	5,851	5,821	5,753	0.9	2.2
- Bradesco Expresso (Correspondent Banks)	17,699	16,710	16,061	14,562	13,413	12,381	11,539	10,657	5.9	32.0
- Finasa Promotora de Vendas (Finasa Branches)	64	152	156	216	268	357	375	388	(57.9)	(76.1)
- Promotora de Vendas - BMC (Correspondent Banks)	822	884	883	1,078	1,561	1,510	-	-	(7.0)	(47.3)
- Credicerto Promotora de Vendas (BMC Branches)	-	-	-	13	13	13	-	-	-	-
- Branches / Subsidiaries Abroad	11	11	12	12	12	12	12	10	-	(8.3)
ATMs	36,430	35,443	34,524	32,942	31,993	30,956	29,913	28,738	2.8	13.9
- Proprietary	30,191	29,764	29,218	28,092	27,362	26,735	25,974	24,911	1.4	10.3
- 24-Hour Bank	6,239	5,679	5,306	4,850	4,631	4,221	3,939	3,827	9.9	34.7
Credit Card, Debit Card and Private Label - in millions	86.3	85.2	83.2	81.6	79.3	74.3	71.7	68.4	1.3	8.8
Internet Banking - users in millions	10.4	10.1	9.8	9.5	9.2	8.8	8.6	8.3	3.0	13.0
Employees	85,871	86,650	86,622	85,577	84,224	83,124	82,773	81,943	(0.9)	2.0
Employees and Interns	9,439	9,292	9,077	8,971	8,704	8,574	8,430	8,517	1.6	8.4
Foundations' Employees (10)	3,645	3,674	3,575	3,622	3,607	3,577	3,547	3,588	(0.8)	1.1

Clients - in millions

Checking Accounts	20.4	20.2	20.1	20.0	19.8	19.1	18.8	17.1	1.0	3.0
Savings Accounts	33.9	34.2	35.8	33.8	32.5	32.2	34.6	32.1	(0.9)	4.3
Insurance Group	29.1	28.6	27.5	26.8	25.8	25.0	24.0	22.0	1.7	12.8
- Policy Holders	24.6	24.1	23.0	22.4	21.5	20.8	19.8	17.8	2.1	14.4
- Pension Plan Participants	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9	-	5.3
- Savings Bonds Clients	2.5	2.5	2.5	2.5	2.4	2.3	2.3	2.3	-	4.2
Finasa	4.0	4.2	4.9	4.9	5.0	5.3	5.5	5.6	(4.8)	(20.0)

(1) Including sureties and guarantees, advances of credit card receivables and loan assignments (FIDC and CRI);
(2) Accumulated over 12 months;
(3) Excluding the assets valuation adjustments in Shareholders’ Equity;
(4) Accumulated Net Income per period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) x closing quote of common and preferred shares of the last trading day of the period;
(7) Credits overdue;
(8) As of 3Q08 already calculated in accordance with the New Basel Capital Rules (BIS II);
(9) PAB: Branch located in a company with Bank’s employees; PAE (in Companies): Branch located in a company that has electronic service; PAA: Branch located in a Municipality that does not have a branch; and
(10) Comprises Fundação Bradesco, the Institute of the Digestive System and Nutrition Disorders Foundation (Fimaden) and Associação Desportiva Classista Finasa.

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
		BBB +	F2	BBB	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service

Financial Strength	International Scale					Domestic Scale

B -	Debt Foreign Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa3	A1	P - 1	Ba2	NP	Aaa.br	BR - 1

Stardard & Poor's						R&I Inc.	Austin Rating

International Scale - Counterparty Rating				Domestic Scale		International Scale	Domestic Scale

						Issuer	Corporate	Long-	Short-
Foreign Currency		Domestic Currency		Counterparty Rating		Rating	Governance	Term	Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Summarized Analysis of Adjusted Income

In order to provide better understanding, comparability and analysis of Bradesco’s results, we are using the Statement of Managerial Income in the analyses and comments of this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, as shown at the end of this Press Release:

							R$ million

	Adjusted Statement of Income

			Variation				Variation

	1H09	1H08	Half-Year		2Q09	1Q09	Quarter

			Amount	%			Amount	%

Net Interest Income	14,675	11,545	3,130	27.1	7,560	7,115	445	6.3
- Interest	13,193	11,178	2,015	18.0	6,771	6,422	349	5.4
- Non-Interest	1,482	367	1,115	303.8	789	693	96	13.9
PLL	(7,360)	(3,363)	(3,997)	118.9	(4,421)	(2,939)	(1,482)	50.4
Gross Income from Financial Intermediation	7,315	8,182	(867)	(10.6)	3,139	4,176	(1,037)	(24.8)
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,066	1,082	(16)	(1.5)	529	537	(8)	(1.5)
Fees and Commissions	5,634	5,348	286	5.3	2,911	2,723	188	6.9
Personnel Expenses	(3,760)	(3,569)	(191)	5.4	(1,908)	(1,852)	(56)	3.0
Other Administrative Expenses	(4,388)	(3,879)	(509)	13.1	(2,233)	(2,155)	(78)	3.6
Tax Expenses	(1,202)	(1,192)	(10)	0.8	(615)	(587)	(28)	4.8
Equity in the Earnings (Losses) of Unconsolidated Companies	19	65	(46)	(70.8)	13	6	7	116.7
Other Operating Income/Expenses	(1,285)	(821)	(464)	56.5	(697)	(588)	(109)	18.5
Operating Income	3,399	5,216	(1,817)	(34.8)	1,139	2,260	(1,121)	(49.6)
Non-Operating Income	2,106	122	1,984	-	2,034	72	1,962	-
IR/CS	(1,475)	(1,422)	(53)	3.7	(872)	(603)	(269)	44.6
Minority interest	(10)	(7)	(3)	42.9	(4)	(6)	2	(33.3)
Net Income	4,020	3,909	111	2.8	2,297	1,723	574	33.3

Net Income and Profitability

In 2Q09, the net income stood at R$2,297 million compared to R$1,723 million in 1Q09, an increase of 33.3% .

Average Shareholders’ Equity** amounted to R$35,841 million on June 30, 2009. It is worth mentioning that during this quarter Bradesco partially sold its participation in VisaNet and built additional Provision for Loan Losses. After tax effect of these events was nearly R$460 million.

In 2Q09, the economic crisis that began in 4Q08 still affected financial activities, reflecting on the low growth of the loan portfolio and also maintaining high delinquency levels.

Bradesco’s net income in the six-month period ended June 30, 2009, reached R$4,020 million, an increase of 2.8% in the y-o-y comparison.

The main items that contributed to such result are outlined in the income statement analysis.

Efficiency Ratio

The Efficiency Ratio (ER)* improved as seen in the q-o-q and y-o-y period comparisons due to revenues contribution, highlighting the performance of net interest income, fees and commissions, combined with strong cost control. Personnel and administrative expenses variations mainly derived from business expansion.

When comparing to 1H08, it is worth mentioning that the higher income from Bradesco Seguros and its subsidiaries also contributed to the ER improvement.

* Efficiency Ratio (ER) YTD = Personnel – Employee Profit Sharing (PLR) + Administrative Expenses / Net Interest Income + Income from Insurance + Fee Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and the generation of revenue net of related taxes, Bradesco’s ER in 2Q09 would be 48.9% .

Net Interest Income

In the q-o-q comparison, the R$445 million variation was due to:

• the increase in income from interest-earning operations in the amount of R$349 million, due to higher spreads and average business volumes; and

• the increase in non-interest income in the amount of R$96 million, due to higher securities/treasury gains.

Observing the behavior of net interest income in 1H09 in the y-o-y comparison, we have an improvement of R$3,130 million, corresponding to a 27.1% growth deriving from the following factors:

• the increase of R$2,015 million from interest-earning operations, basically due to higher average business volume; and

• the increase in non-interest income in the amount of R$1,115 million basically derived from higher securities/treasury gains in the amount of R$761 million, highlighting the mark-to-market effect of the loan derivatives, resulting from the improvement of the world’s financial markets.

Total Loan Portfolio*

In June 2009, Bradesco’s loan operations amounted to R$212.8 billion. The stability recorded in the book during the quarter was a reflex of the 0.8% rise in loans to Individuals and of the 0.7% expansion in loans to SMEs, offset by the 1.5% drop of Large Corporates loans, caused by:

• the depreciation of the dollar in the quarter, vis-à-vis the Real, negatively impacting the dollar-indexed and/or denominated loan and financing balances when calculated in the local currency, which represented 16.1% of the loan portfolio of large corporates; and

• the increase in funds raising by large corporate through operations in the Capital Markets.

In the y-o-y comparison, the portfolio grew by 18.1%, of which: Large Corporates 22.6%, SMEs 18.9% and Individuals 13.2% . In the Corporate segment, the main products which contributed to such increase were: mortgages – corporate plans, working capital, foreign operations, leasing and BNDES onlending. In the Individuals segment, we highlight: leasing, mortgage, personal loan, agricultural loan and credit card.

* Including Sureties and Guarantees, advanced receivables from credit cards and loan assignment (FIDC and CRI).

Provision for Loan Losses (PLL)

The increase in PLL expenses in the quarter was basically reflected by:

• the increase in additional PLL in the amount of R$1.3 billion, calculated according to Bradesco’s statistical models, aiming at supporting possible cyclical environments, with increase in delinquency ratios and/or changes in the loan portfolio risk profile; and

• the maintenance of high delinquency levels in 2Q09 results from the economic slowdown on clients’ payment capacity.

In the six-month period comparison, besides the R$1.3 billion increase in additional PLL in 2Q09, higher provisions reflect the effects of the worlds financial crisis, which implied an economic slowdown in the country, temporarily affecting the capacity of payment of companies and individuals.

Delinquency Ratio > 90 days

The total delinquency ratio for more than 90 days increased slightly in the 2Q09, impacted by the economic slowdown, as well as by the seasonal factor, since higher delinquency levels are usually expected in the first two quarters of each year, which was not observed in the past years, due to the strong loan book growth.

It is also worth highlighting the slower pace of growth concerning individuals delinquency. However, small and medium-sized companies still deserve attention. Bradesco ended the 2Q09 with a delinquency ratio for loans of 4.6% .

Coverage Ratio

The R$13.871 billion balance of PLL on June 30, 2009, is composed of R$10.879 billion of provisions required by the Brazilian Central Bank and R$2.992 billion of excess provisions.

In the chart below, we present the coverage ratio of the Provision for Loan Losses related to loans overdue for more than 90 days. We observed an improvement of 16.7 p.p., ensuring comfortable provisioning levels.

Insurance, Private Pension Plans and Savings Bonds

The Net Income in the 2Q09 amounted to R$638 million, and is in line with the result presented in the 1Q09, showing an annualized return of 29.9% on Shareholders’ Equity.

The result for 1H09 was R$1.288 billion, with a 29.1% annual return on Shareholders’ Equity, a 12.3% drop y-o-y, when the result was R$1.469 billion.

(1) Excluding additional provisions.

In 2Q09, sales posted an impressive 10.5% growth, net income and major performance ratios remaining in line with 1Q09.

Combined ratio improved 0.7 p.p. as compared to the period ended March 31, 2009.

The R$181 million drop in the 1H09 results in the y-o-y comparison was a result of:

• the decrease of R$131 million in the proceeds obtained with sale of shares which amounted to R$232 million in 1H08; and

• the increase from 9% to 15% in the CSLL tax rate, which burdened the 1H09 results by R$96 million.

Bradesco’s Insurance Group net income in May 2009 accounted for 32.5% of the net income of the entire Brazilian insurance market. (Source: Susep)

In May 2009, the Insurance Group’s technical provisions represented 32.7% of the insurance market, according to data of Susep and ANS.

In terms of solvency, Bradesco’s Insurance Group) complies with Susep’s (Insurance Superintendence) rules, which took effect as of January 1st, 2008 and is also adjusted to the international standards (Solvency II). The financial leverage ratio stood at 2.3 times the Shareholders’ Equity.

Fees and Commissions

Fees and Commissions amounted to R$2,911 million in 2Q09, moving up 6.9% in the q-o-q comparison, mainly due to higher revenues related to capital markets operations, highlighting the secondary public offering (IPO) of VisaNet Brasil shares.

When comparing 1H09 and 1H08, Fees and Commissions grew by 5.3%, due to the increase of business and client base, which went up nearly by 3.0% over the last 12 months, partially offsetting the losses originated from fees adjustment.

Personnel Expenses

In 2Q09, the R$56 million increase in the q-o-q comparison is composed of higher expenses in:

• “structural expenses” of R$48 million, basically due to decreased expenses with higher accumulated vacations of employees in the 2Q09; and

• “non-structural expenses” in the amount of R$8 million related to higher training expenses and provisions for labor claims, offset by lower expenses with employment contract terminations and profit sharing (PLR).

When comparing 1H09 and 1H08, the R$191 million increase is basically explained by:

• The R$311 million rise in the “structural expenses”, due to the expansion of outlets, wage increase (2008 bargaining agreement – 8.15% to 10%) and benefits; and

• the drop of R$120 million in the “non-structural expenses”, basically due to lower profit sharing (PLR) and employment contract termination expenses.

Note:  Structural Expenses = Compensation + Social Taxes + Benefits + Private Pension.
          Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Employment Contract Termination Expenses.

Administrative expenses moved up by 3.6% in the q-o-q comparison, mainly due to:

• the increase in third-party services in the amount of R$21 million;

• higher depreciation and amortization expenses in the amount of R$13 million; and

• the increase in other administrative expenses in the amount of R$61 million, related to the credit card bonus program.

Mitigated by:

• lower advertising and marketing expenses in the amount of R$26 million.

When compared to 1H08, the increase is mainly due to the expansion of the distribution network and higher business volumes.

Tax Expenses

The R$28 million increase of Tax Expenses in relation to 1Q09 is mainly due to higher PIS/Cofins expenses in the amount of R$21 million, in view of the increase in the taxable income in 2Q09, especially net interest income and fee income.

When comparing 1H09 and 1H08, tax expenses remained in line, with a 0.8% change.

Other Operating Revenues and Expenses

Other operating expenses, net of other operating revenues, posted a variation of R$109 million in the quarter and of R$464 million in the semester.

Variations of both periods basically derived from higher operating provisions, mostly referring to provisions for contingencies related to economic plans, mitigated by the change in the accounting criteria for amortization of expenses deriving from the acquisition of rights for rendering banking services.

Non-Operating Income

In 2Q09, Non-Operating Income totaled R$2,034 million, mainly due to the gain with the partial sale of VisaNet Brasil, in the amount of R$2 billion.

If we compare 1H09 Non-Operating Income (excluding the VisaNet Brasil effect), in the amount of R$107 million, with the amount obtained in 1H08, of R$122 million, such variation was impacted by the income on the sale of BM&FBovespa shares in the amount of R$69 million in 1H08 and of Visa Inc. in the amount of R$48 million in 1H09.

Income Tax and Social Contribution

The R$269 million increase in 2Q09 in relation to the previous quarter reflects tax charges over earnings before taxes, adjusted by additions and exclusions.

We observe that the average rate (calculated considering the earnings before income tax and social contribution less equity in the earnings (losses) of unconsolidated companies and interest on shareholders’ capital) is close to the effective tax rate of 34%.

When comparing 1H09 and 1H08, taxes and contributions went up by 3.7% .

Tax credits originated in previous periods, deriving from the increase in the CSLL tax rate to 15%, are recorded in the consolidated financial statements up to the limit of corresponding consolidated tax liabilities. The balance not activated is of R$904 million. Further details may be obtained in the Footnote #34 of the Financial Statements.

Unrealized Gains

Unrealized gains reached R$8.7 billion in 2Q09, a R$7.4 billion jump in relation to the previous quarter. The variation is mainly due to (i) the remaining marked-to-market investment, in the amount of R$6.4 billion, generated by Visanet’s IPO; and (ii) a R$1 billion appreciation in the mark-to-market of securities, basically equities that were beneficiated by the partial turnaround of the Brazilian stock market.

Economic Scenario

The second quarter of 2009 signals that the worst of the global crisis has been overcome. Nevertheless, the international scene still requires caution, as the uncertainty in relation to the upturn pace over the following quarters remains high. We believe in a consistent, but gradual, recovery of the world’s economy, which is compatible with a yet volatile direction of assets prices. Under this international scenario, we do not observe relevant inflationary pressures, but the move of commodities prices must be carefully watched, mainly in view of the recovery of countries such as China, which have materially contributed to the demand expansion in the past years. It is also worth mentioning over this last quarter mounting concerns over the long-term tax solvency of several developed economies; these concerns may cause non-negligible impacts on the foreign exchange market in the medium term, as U.S. dollar depreciation hints.

The Brazilian economy, in particular, has been holding out the crisis relatively much better than other countries, with visible signs that it had recovered and overcome the recession in the mid quarter. Concerning the industry, the second quarter set the end of inventories adjustment, which must benefit the upturn over the forthcoming months, as well as the continuity of business confidence. Concerning consumption, we observed a downward move in expansion but without abrupt declines as previously anticipated. Factors, such as tax benefits, credit recovery, interest rates cut and real income growth have been stimulating the consumer’s confidence upturn. After an accumulated GDP reduction of 4.3% in the fourth quarter of 2008 and in the first quarter of 2009, we will have consecutive increases in the three following periods, while comparing to the immediately previous quarter. A 0.5% drop projected for 2009, even if negative, will be one of the best results in relation to global standards in 2009.

Bradesco reiterates its positive and favorable view in relation to the Brazilian economy. Brazil was not immune to the global crisis, the biggest ones of last decades, but appears in the international scenario as one of the first countries to recover, and as a benchmark of macroeconomic and institutional fundamentals improvement in the past years. Such world’s vision towards Brazil has been represented by continued foreign direct investment inflow, even in sectors deeply affected in the origin countries of such investments, which has been contributing to the exchange rate appreciation. In fact, this is the first time in Brazil’s recent history that amid a foreign crisis we observed currency appreciation and interest rate cuts, without generalized inflationary pressures. Referring to the monetary policy, the second quarter was marked by the one-digit nominal interest rate, certainly an unprecedented event that will contribute to the economic upturn over the next months.

Main Economic Indicators

Main Indicators (%)	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Interbank Deposit Certificate (CDI)	2.38	2.95	3.32	3.16	2.74	2.58	2.62	2.79
Ibovespa Index	25.75	8.99	(24.20)	(23.80)	6.64	(4.57)	5.66	11.16
USD – Commercial Rate	(15.70)	(0.93)	22.08	20.25	(8.99)	(1.25)	(3.68)	(4.52)
IGP - M	(0.32)	(0.92)	1.23	1.54	4.34	2.38	3.54	2.57
CPI (IPCA – IBGE)	1.32	1.23	1.09	1.07	2.09	1.52	1.43	0.89
Federal Government Long-Term Interest Rate (TJLP)	1.54	1.54	1.54	1.54	1.54	1.54	1.53	1.53
Reference Interest Rate (TR)	0.22	0.37	0.63	0.55	0.28	0.17	0.24	0.34
Savings Accounts	1.67	1.89	2.15	2.06	1.80	1.68	1.75	1.85
Number of Business Days	61	61	65	66	62	61	62	64

Indicators (Closing Rates)	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07

USD – Commercial Selling Rate – R$	1.9516	2.3152	2.3370	1.9143	1.5919	1.7491	1.7713	1.8389
Euro – R$	2.7399	3.0783	3.2382	2.6931	2.5063	2.7606	2.6086	2.6237
Country Risk (points)	284	425	428	331	228	284	221	173
Selic – Basic Interest Rate (% p. a.)	9.25	11.25	13.75	13.75	12.25	11.25	11.25	11.25
Pre -BM&F Rate (% p. a.)	9.23	9.79	12.17	14.43	14.45	12.69	12.05	11.16

Projections until 2011

%	2009	2010	2011

USD - Commercial Rate (year-end) - R$	1.80	1.75	1.80
CPI (IPCA - IBGE)	4.50	4.50	4.50
IGP - M	0.30	4.50	4.40
Selic (year-end)	8.75	9.50	9.00
Gross Domestic Product (GDP)	(0.50)	4.90	4.00

Guidance

Bradesco’s Outlook for 2009

This guidance has forward-looking statements, which are subject to risks and uncertainties, so they were based on management expectations and uncertainties and information available in the market up to the present date.

2009
	Current	Previous

Loan Portfolio	8 to 12%	13 to 17%
Individuals	9 to 12%	11 to 15%
Corporate Clients	7 to 11%	14 to 18%
SMEs	9 to 13%	15 to 19%
Large Corporations	6 to 10%	13 to 17%

Products
Vehicles	2 to 5%	9 to 16%
Cards	10 to 14%	15 to 20%
Real Estate Financing (origination)	R$4.5 bi	R$5.0 bi
Payroll Deductible Loans	20 to 30%	18 to 27%

Net Interest Income (1)	18 to 22%	18 to 22%

Fees and Commissions	6 to 10%	7 to 11%

Operating Expenses (2)	6 to 11%	9 to 14%

Insurance Premiuns	5 to 7%	7 to 9%

(1) At current criteria, Guidance for Net Interest Income; and
(2) Administrative and Personnel Expenses

Statement of Income

Analytical Breakdown of Statement of Adjusted Income

	R$ million

	2Q09

	Reported Statement	Reclassifications							Fiscal Hedge (8)	Adjusted Statement

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	8,996	(105)	10	(105)	(241)	-	-	-	(995)	7,560
- Interest	6,866	-	10	(105)	-	-	-	-	-	6,771
- Non-Interest	2,130	(105)	-	-	(241)	-	-	-	(995)	789
PLL	(4,404)	-	-	-	(17)	-	-	-	-	(4,421)
Gross Income from Financial Intermediation	4,592	(105)	10	(105)	(258)	-	-	-	(995)	3,139
Income from Insurance, Private Pension Plan, Savings Bonds Operations	529	-	-	-	-	-	-	-	-	529
Fees and Commissions	2,948	-	-	-	-	(62)	25	-	-	2,911
Personnel Expenses	(1,908)	-	-	-	-	-	-	-	-	(1,908)
Other Administrative Expenses	(2,168)	-	-	-	-	62	-	(127)	-	(2,233)
Tax Expenses	(723)	-	-	-	-	-	-	-	108	(615)
Equity in the Earnings (Losses) of Unconsolidated Companies	13	-	-	-	-	-	-	-	-	13
Other Operating Income/Expenses	(1,165)	105	(10)	105	166	-	(25)	127	-	(697)
Operating Income	2,118	-	-	-	(92)	-	-	-	(887)	1,139
Non-Operating Income	1,942	-	-	-	92	-	-	-	-	2,034
IR/CS and Minority Interest	(1,763)	-	-	-		-	-	-	887	(876)
Net Income	2,297	-	-	-	-	-	-	-	-	2,297

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy .

	R$ million

	1Q09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Adjusted Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	7,752	(124)	25	(195)	(252)	-	-	-	(91)	7,115
- Interest	6,592	-	25	(195)	-	-	-	-	-	6,422
- Non-Interest	1,160	(124)	-	-	(252)	-	-	-	(91)	693
PLL	(2,920)	-	-	-	(19)	-	-	-	-	(2,939)
Gross Income from Financial Intermediation	4,832	(124)	25	(195)	(271)	-	-	-	(91)	4,176
Income from Insurance, Private Pension Plan, Savings Bonds Operations	537	-	-	-	-	-	-	-	-	537
Fees and Commissions	2,750	-	-	-	-	(61)	34	-	-	2,723
Personnel Expenses	(1,852)	-	-	-	-	-	-	-	-	(1,852)
Other Administrative Expenses	(2,158)	-	-	-	-	61	-	(58)	-	(2,155)
Tax Expenses	(597)	-	-	-	-	-	-	-	10	(587)
Equity in the Earnings (Losses) of Unconsolidated Companies	6	-	-	-	-	-	-	-	-	6
Other Operating Income/Expenses	(1,066)	124	(25)	195	160	-	(34)	58	-	(588)
Operating Income	2,452	-	-	-	(111)	-	-	-	(81)	2,260
Non-Operating Income	(39)	-	-	-	111	-	-	-	-	72
IR/CS and Minority Interest	(690)	-	-	-		-	-	-	81	(609)
Net Income	1,723	-	-	-	-	-	-	-	-	1,723

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy .

	Reported Statement of Income	Reclassification							Fiscal Hedge (8)	Adjusted Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	16,748	(229)	35	(300)	(493)	-	-	-	(1,086)	14,675
- Interest	13,458	-	35	(300)	-	-	-	-	-	13,193
- Non-Interest	3,290	(229)	-	-	(493)	-	-	-	(1,086)	1,482
PLL	(7,324)	-	-	-	(36)	-	-	-	-	(7,360)
Gross Income from Financial Intermediation	9,424	(229)	35	(300)	(529)	-	-	-	(1,086)	7,315
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,066	-	-	-	-	-	-	-	-	1,066
Fees and Commissions	5,698	-	-	-	-	(123)	59	-	-	5,634
Personnel Expenses	(3,760)	-	-	-	-	-	-	-	-	(3,760)
Other Administrative Expenses	(4,326)	-	-	-	-	123	-	(185)	-	(4,388)
Tax Expenses	(1,320)	-	-	-	-	-	-	-	118	(1,202)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19
Other Operating Income/Expenses	(2,231)	229	(35)	300	326	-	(59)	185	-	(1,285)
Operating Income	4,570	-	-	-	(203)	-	-	-	(968)	3,399
Non-Operating Income	1,903	-	-	-	203	-	-	-	-	2,106
IR/CS and Minority Interest	(2,453)	-	-	-		-	-	-	968	(1,485)
Net Income	4,020	-	-	-	-	-	-	-	-	4,020

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”, and;
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy .

	R$ million

	1H08

	Reported Statement of Income	Reclassification							Extraordinary Events (8)	Fiscal Hedge (9)	Adjusted Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	13,130	(501)	106	(194)	(509)	-	-	-	-	(487)	11,545
- Interest	11,266	-	106	(194)	-	-	-	-	-	-	11,178
- Non-Interest	1,864	(501)	-	-	(509)	-	-	-	-	(487)	367
PLL	(3,501)	-	-	-	138	-	-	-	-	-	(3,363)
Gross Income from Financial Intermediation	9,629	(501)	106	(194)	(371)	-	-	-	-	(487)	8,182
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,082	-	-	-	-	-	-	-	-	-	1,082
Fees and Commissions	5,409	-	-	-	-	(113)	52	-	-	-	5,348
Personnel Expenses	(3,569)	-	-	-	-	-	-	-	-	-	(3,569)
Other Administrative Expenses	(3,844)	-	-	-	-	113	-	(148)	-	-	(3,879)
Tax Expenses	(1,253)	-	-	-	-	-	-	-	-	61	(1,192)
Equity in the Earnings (Losses) of Unconsolidated Companies	65	-	-	-	-	-	-	-	-	-	65
Other Operating Income/Expenses	(1,859)	501	(106)	194	244	-	(52)	148	109	-	(821)
Operating Income	5,660	-	-	-	(127)	-	-	-	109	(426)	5,216
Non-Operating Income	382	-	-	-	127	-	-	-	(387)	-	122
IR/CS and Minority Interest	(1,937)	-	-	-		-	-	-	83	426	(1,429)
Net Income	4,105	-	-	-	-	-	-	-	(195)	-	3,909

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third party’s services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses” ;
(8) Basically: partial sale of Visa Internacional (R$352 million), total amortization of goodwill (R$53 million) and Constitution of Civil Provisions – economic plans, above the average of the quarter (R$56 million); and
(9) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy.

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001 2000

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

	R$ million

	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07

Assets
Current and Long-Term Assets	474,301	474,124	446,802	416,161	397,746	350,172	336,221	313,461
Funds Available	9,001	7,533	9,295	7,259	5,134	5,702	5,487	4,100
Interbank Investments	89,636	93,342	74,191	57,351	73,692	48,675	37,622	39,856
Securities and Derivative Financial Instruments	146,110	130,816	131,598	132,373	118,956	105,167	114,452	108,098
Interbank and Interdepartamental Accounts	16,620	15,691	13,804	27,081	26,163	24,615	24,466	20,968
Loan and Leasing Operations	160,174	160,975	160,500	153,335	140,324	131,106	123,974	109,625
Allow ance for Loan Losses (PDD)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	(7,428)
Other Receivables and Assets	66,631	77,191	67,677	47,898	42,129	43,011	38,046	38,242
Permanent Assets	8,177	8,017	7,611	6,501	5,486	5,298	4,923	4,187
Investments	1,054	1,095	1,048	823	784	743	604	604
Premises and Equipment and Leased Assets	3,300	3,286	3,250	2,309	2,198	2,114	2,103	1,989
Intangible Assts	3,823	3,636	3,313	3,369	2,504	2,441	2,216	1,594
Total	482,478	482,141	454,413	422,662	403,232	355,470	341,144	317,648
Liabilities
Current and Long-Term Liabilities	444,574	446,225	419,561	387,640	369,151	322,213	310,442	288,084
Deposits	167,512	169,104	164,493	139,170	122,752	106,710	98,323	86,736
Federal Funds Purchased and Securities Sold	99,710	91,659	79,977	87,464	98,278	69,540	73,634	68,621
under Agreements to Repurchase
Funds from Issuance of Securities	7,694	9,280	9,011	6,535	5,455	7,222	6,488	6,597
Interbank and Interdepartamental Accounts	1,904	2,287	2,914	2,538	2,458	2,160	2,538	1,765
Borrow ing and Onlending	29,081	30,420	31,947	31,979	24,736	24,013	23,410	20,735
Derivative Financial Instruments	2,599	2,294	2,042	2,326	1,598	1,624	952	2,332
Technical Provisions for Insurance, Private	68,829	66,673	64,587	62,888	62,068	59,722	58,526	55,319
Pension Plans and Certificated Savings Plans
Other Liabilities	67,245	74,508	64,590	54,740	51,806	51,222	46,571	45,979
Deferred Income	272	273	274	227	208	190	189	173
Minority Interest in Subsidiaries	355	337	321	627	162	158	155	177
Shareholders' Equity	37,277	35,306	34,257	34,168	33,711	32,909	30,358	29,214
Total	482,478	482,141	454,413	422,662	403,232	355,470	341,144	317,648

Statement of Income

	R$ million

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Financial Margin	7,560	7,115	5,924	5,674	5,959	5,586	5,492	5,144
Interest	6,771	6,422	5,944	5,815	5,632	5,547	5,217	4,833
Non-Interest	789	693	(20)	(141)	327	39	275	311
PDD	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(1,428)	(1,382)
Intermediation Gross Income	3,139	4,176	4,036	4,003	4,207	3,975	4,064	3,762
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations	529	537	544	629	567	515	146	208
Fee and Commission Income	2,911	2,723	2,698	2,698	2,657	2,691	2,783	2,661
Personnel Expenses	(1,908)	(1,852)	(1,932)	(1,889)	(1,775)	(1,794)	(1,875)	(1,692)
Other Administrative Expenses	(2,233)	(2,155)	(2,298)	(2,130)	(2,002)	(1,877)	(2,039)	(1,792)
Tax Expenses	(615)	(587)	(498)	(540)	(573)	(619)	(631)	(605)
Equity in the Earnings (Losses) of Unconsolidated Companies	13	6	47	23	33	32	10	16
Other Operating Income and Expenses	(697)	(588)	(259)	(223)	(417)	(404)	(8)	(105)
- Other Operating Income	311	198	212	318	124	138	273	209
- Other Operating Expenses	(1,008)	(786)	(471)	(541)	(541)	(542)	(281)	(314)
Operating Income	1,139	2,260	2,338	2,571	2,697	2,519	2,450	2,453
Non-Operating Income	2,034	72	96	45	58	64	49	7
Income Tax and Social Contribution	(872)	(603)	(611)	(696)	(750)	(672)	(642)	(607)
Minority Interest	(4)	(6)	(17)	(10)	(3)	(4)	(3)	(3)

Net Income	2,297	1,723	1,806	1,910	2,002	1,907	1,854	1,850

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Average Financial Margin Rate

	R$ million

	Financial Margin

	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Interest - due to volume					2,743	(3)
Interest - due to spread					(728)	352
- Financial Margin - Interest	13,193	11,178	6,771	6,422	2,015	349
- Financial Margin - Non-Interest	1,482	367	789	693	1,115	96
Adjusted Financial Margin	14,675	11,545	7,560	7,115	3,130	445
Adjusted Financial Margin Rate (*)	8.0%	8.3%	8.2%	7.8%

(*) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

Financial margin reached R$14,675 million in 1H09. When compared to 1H08, it was up by 27.1%, or R$3,130 million. We can observe that a major part of this increase came from the variation in the interest margin, which impacted positively due to the volume of transactions, contributing with R$2,743 million, partially offset by lower average spread, in the amount of R$728 million.

Quarter-on-quarter, there was an increase of R$445 million or 6.3% . A large portion of this variation is related to the improvement in the mix of operations and lower carry-over cost in the amount of R$352 million.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million

	Interest Financial Margin Breakdown

	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Loans	9,555	7,798	4,979	4,576	1,757	403
Funding	1,382	1,185	633	749	197	(116)
Insurance	1,185	1,209	607	578	(24)	29
Securities/Other	1,071	986	552	519	85	33
Financial Margin	13,193	11,178	6,771	6,422	2,015	349

The improvement in Banco Bradesco’s interest financial margin was due to the strategy to support the businesses and the constant concern with processes improvement, which has been reflecting in the good performance of the Loan and Funding Portfolio, in the several economic scenarios.

Comparing 1H09 to 1H08, it is possible to observe a significant growth of 18.0% or R$2,015 million in the interest financial margin, with “Loan” and “Funding” lines contributing the most for this growth.

In 2Q09, the interest financial margin reached R$6,771 million, against R$6,422 million observed in 1Q09, representing a positive impact of R$349 million or 5.4%, with the “Loan” line increasing the most in the quarter. The total effect was mitigated by the decrease in the “Funding” margins.

Interest Financial Margin Rates

The annualized interest financial margin rate reached 7.3% in 2Q09, an increase when compared to the 7.0% index recorded in the previous quarter. This performance better reflects funding conditions (in fund volume and rates), as well as gains in the portfolio mix.

Year-on-year, we see a 0.7 p.p. decrease, which is due to the fact that the growth in loan volumes were held mainly in lower risk portfolios. Additionally, there was a substantial increase in funding through Time Deposits, which relative cost is higher than other funding sources.

Interest Financial Margin – Annualized Average Rates

	R$ million (except %)

	1H09			1H08

	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate

Loan Operations	9,555	173,985	11.29%	7,798	137,581	11.66%
Funding	1,382	208,088	1.33%	1,185	146,326	1.63%
Insurance	1,185	67,085	3.56%	1,209	60,325	4.05%
Securities/Other	1,071	101,704	2.12%	986	81,323	2.44%
Financial Margin	13,193	-	-	11,178	-	-

	2Q09			1Q09

	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate

Loan Operations	4,979	174,285	11.93%	4,576	173,686	10.96%
Funding	633	206,091	1.23%	749	210,085	1.43%
Insurance	607	68,135	3.61%	578	66,035	3.55%
Securities/Other	552	99,296	2.24%	519	104,113	2.01%
Financial Margin	6,771	-	-	6,422	-	-

Loan Financial Margin - Interest

Loan Financial Margin – Breakdown

	R$ million

	Financial Margin - Loan

	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Interest - due to volume				-	1,999	17
Interest - due to Spread				-	(242)	386
Financial Margin - Interest	9,555	7,798	4,979	4,576	1,757	403
Revenues	18,068	13,720	9,335	8,733	4,348	602
Expenses	(8,513)	(5,922)	(4,356)	(4,157)	(2,591)	(199)

In 1H09, the interest financial margin rate in loan operations reached R$9,555 million against R$7,798 million in 1H08, a 22.5% growth, or R$1,757 million. This variation was positively impacted by R$1,999 million in business volume, which in turn offset the effect of the R$242 million reduction in spreads on margins.

Quarter-on-quarter, there was an 8.8% growth, or R$403 million, in the financial margin. This variation is mainly due to the improvement in the operation mix and the decrease in carry-over costs related to the decrease of the Selic rate, which positively contributed with R$386 million to the financial margin, as well as the growth in business volume amounting to R$17 million.

Individual consumer financing kept increasing, mainly in personal loan, leasing operations and credit card usage. Likewise, credit to corporate clients also posted significant growth year-on-year, chiefly financings aimed to support production and sales growth, such as working capital, BNDES onlending and leasing operations.

Quarter-on-quarter, loan portfolio presented a slight drawback due to the maturity of loan acquisitions from other financial institutions which were not renewed, and by the depreciation of the dollar in the period, since 7% of loan operations are dollar-indexed and/or denominated.

Loan Financial Margin – Net Margin

Obs.: It does not consider additional PDD: 2Q09 - R$1,303 million, 1Q09 - R$177 million and 4Q08 - R$597 million.

In the graph above we present a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (basically the Interbank Deposit Certificate rate – CDI over accumulated in the period).

In the PDD curve, we observe the delinquency cost, represented by allowance for loan losses (PDD) expenses plus discounts granted in negotiations and net of loan recoveries.

The Net Margin curve presents result of loan interest income, net of losses, which in 2Q09 recorded a 2.6% q-o-q growth and, year-on-year, a drop of 17.2% .

Balance of Total Loan Portfolio

Loan operations (including sureties, guarantees, advances of credit card receivables, FIDC and CRI) ended 2Q09 amounting to R$212.8 billion, an 18.1% increase y-o-y and remained stable in relation to the previous quarter.

Loan Portfolio Breakdown by Product and Type of Client (Individual and Corporate)

Below, the breakdown of the main loan products:

Individuals	R$ million			Variation %

	Jun09	Mar09	Jun08	Quarter	12M

Vehicles - CDC	18,595	19,540	21,031	(4.8)	(11.6)
Leasing	13,184	12,575	7,672	4.8	71.8
Credit Card	9,314	8,986	8,453	3.7	10.2
Personal Loan	8,406	8,179	7,525	2.8	11.7
Payroll Deductible Loan (1)	7,689	6,978	6,615	10.2	16.2
Rural Loan	4,177	4,063	3,734	2.8	11.9
Onlending BNDES	2,764	2,876	3,024	(3.9)	(8.6)
Real Estate Financing (2)	2,716	2,622	2,104	3.6	29.1
Overdraft Facilities	2,418	2,413	2,243	0.2	7.8
Securities and Guarantees	312	387	302	(19.4)	3.3
Other	4,713	5,075	2,919	(7.1)	61.5
Total	74,288	73,694	65,622	0.8	13.2

(1) In June 2009, includes R$333 million of loan assignment (FIDC), in March 2009, R$422 million and in June 2008, R$399 million; and
(2) In June 2009, includes R$429 million of loan assignment (CRI), in March 2009, R$354 million and in June 2008, R$19 million.

In the individuals segment, major increases were observed in leasing, real estate financing, personal loan, rural loan and credit card portfolios in the last 12 months. As of 2008, the focus went back, substantially, to new vehicle financing through leasing, which justifies the high growth indexes. The solid growth of such operations is also related to IOF tax exemption, which made the product more attractive for clients.

Loan Portfolio – Consumer Financing

In the graph below, the modalities related to “Consumer Financing” for individuals (CDC/vehicle leasing, personal loans and asset financing, rotating credit card and cash purchase and installment purchase plan from storeowners) were considered.

Consumer financing amounted to R$58.6 billion, including FIDCs settled, presenting growth of 1.5% in the quarter and of 10.5% in the last 12 months. Deserve highlighting the segments of vehicle financing (CDC/Leasing) and payroll deductible loans, that jointly amounted to R$39.5 billion, accounting for 67.4% of total consumer financing balance and which, due to its guarantees and features, provide an adequate credit risk level to the portfolio. Excluding the loan assignments (FIDC) in the periods assessed, the balances of consumer financing would reach increases of 1.7% in the quarter (R$58.2 billion in June 2009) and of 10.7% in the last 12 months.

For Corporate Clients, in the past 12 months, major increases were recorded in real estate financing – corporate plans, working capital, foreign operations, leasing and BNDES onlendings. It is important to stress that the dollar depreciation impacted the balances of dollar-related portfolios, as shown below.

Individuals	R$ million			Variation %

	Jun09	Mar09	Jun08	Quarter	12M

Working Capital	25,816	25,795	19,136	0.1	34.9
Export Financing	13,066	13,922	11,033	(6.1)	18.4
Onlending BNDES/Finame	13,790	13,639	11,245	1.1	22.6
Operations Abroad	10,735	11,410	8,007	(5.9)	34.1
Overdraft Account	8,847	9,134	8,898	(3.1)	(0.6)
Leasing	9,115	9,013	7,306	1.1	24.8
Credit Card	6,385	6,674	5,196	(4.3)	22.9
Rural Loan	3,698	3,661	3,656	1.0	1.1
Vehicles - CDC	2,991	3,099	3,465	(3.5)	(13.7)
Real Estate Financing - Corporate Plans(1)	3,914	3,554	2,204	10.1	77.6
Securities and Guarantees (2)	30,947	30,325	25,134	2.1	23.1
Other	9,176	9,073	9,221	1.1	(0.5)
Total	138,480	139,299	114,501	(0.6)	20.9

(1) In June 2009, it includes R$407 million of loan assignment (CRI), in March 2009, R$303 million and in June 2008, R$237 million; and
(2) 89.5% of surety and guarantees from corporate clients are carried out with large corporates.

Breakdown of Vehicle Portfolio

	R$ million			Variation %

	Jun09	Mar09	Jun08	Quarter	12M

CDC Portfolio	21,586	22,639	24,496	(4.7)	(11.9)
Individuals	18,595	19,540	21,031	(4.8)	(11.6)
Corporate	2,991	3,099	3,465	(3.5)	(13.7)
Leasing Portfolio	19,492	18,746	12,541	4.0	55.4
Individuals	13,184	12,575	7,672	4.8	71.8
Corporate	6,308	6,171	4,869	2.2	29.6
Finame Portfolio	4,125	4,085	3,633	1.0	13.5
Individuals	87	78	58	11.5	50.0
Corporate	4,038	4,007	3,575	0.8	13.0
Total	45,203	45,470	40,670	(0.6)	11.1
Individuals	31,866	32,193	28,761	(1.0)	10.8
Corporate	13,337	13,277	11,909	0.5	12.0

In June 2009, vehicle financing operations amounted to R$45.2 billion, an 11.1% growth y-o-y and, in the quarter, the balance remained practically stable. Out of the total Vehicle Portfolio, nearly 47.8% refers to CDC, 43.1% to Leasing and 9.1% to Finame. Individuals represent 70.5% of the portfolio whereas Corporate Clients are the remaining 29.5% . Highlights to Leasing to individuals, with a 71.8% increase year-on-year and 4.8% in the quarter.

Loan Portfolio - By Modality

Below, we present the total loan portfolio (including sureties and guarantees, loan assignments, and other operations that might have some type of credit risk), that remained practically steady in the quarter and a 21.7% growth in the past 12 months.

	R$ million

	Jun09	Mar09	Jun08

Loans and Discounted Securities	77,516	77,599	66,779
Financings	49,480	51,011	48,009
Rural and Agribusiness Financings	10,731	10,703	10,541
Leasing Operations	22,447	21,662	14,995
Advances on Exchange Contracts	9,613	10,220	7,575
Other Loans	9,590	8,853	6,118
Total Loan Operations (1)	179,377	180,048	154,017
Sureties and Guarantees Provided (Clearing Accounts) (2)	31,259	30,712	25,436
Other (3)	963	1,154	15
Total Exposures - Loan Operations	211,599	211,914	179,468
Loan Assignment (FIDC / CRI)	1,169	1,079	655
Total (4)	212,768	212,993	180,123
Other Operations w ith Credit Risk (5)	20,152	20,566	11,340
TOTAL OPERATIONS WITH CREDIT RISK	232,920	233,559	191,463

(1) Pursuant to Brazilian Central Bank (Bacen) standard;
(2) Operations where Banco Bradesco S/A – Grand Cayman branch was the beneficiary were eliminated and, for comparison purposes, previous periods were adjusted;
(3) It refers to credit card receivables advances;
(4) Expanded concept; and
(5) It includes interbank deposit certificates, debentures, commercial paper, international treasury, swap, currency and FIDC investments, as well as CRI (Certificates of Real Estate Receivables) operations.

Loan Financial Margin – Interest

Portfolio Concentration – Distribution by Business Segment*

The loan portfolio breakdown by economic activity sector did not post concentration. Despite their significant participation, operations for individuals are dispersed. This quarter, we point out the greater contribution from individuals.

Activity Sector						R$ million

	Jun09%		Mar09%		Jun08%

Public Sector	1,349	0.8	1,562	0.9	851	0.6
Private Sector	178,028	99.2	178,486	99.1	153,166	99.4
Corporate	104,835	58.4	105,980	58.9	88,278	57.3
Industry	41,637	23.2	42,255	23.5	35,242	22.9
Commerce	23,834	13.3	23,817	13.2	21,099	13.7
Financial Brokers	860	0.5	1,175	0.7	816	0.5
Services	36,076	20.1	36,341	20.2	29,209	19.0
Agriculture, Cattle Raising, Fishing, Forestry
and Forest Exploration	2,428	1.3	2,392	1.3	1,912	1.2
Individuals	73,193	40.8	72,507	40.3	64,888	42.1
Total	179,377	100.0	180,048	100.0	154,017	100.0

(*) Pursuant to Bacen Standard.

Loan Portfolio Breakdown*

Out of the R$25.4 billion growth in the loan portfolio in the past 12 months, new borrowers were responsible for R$20.6 billion, i.e., more than 80% of the loan operations portfolio increase, evidencing Bradesco’s great capacity to expand and diversify its clients base, thus avoiding concentrations, as per graph below:

* Pursuant to Bacen standard.

Loan Portfolio Breakdown - By Rating

Breakdown of Portfolio by Rating Between June 2008 and 2009

Rating	Total Loan in June 2009		New Borrowers Between July 2008 and June 2009		Remaining Borrowers in June 2008

	R$ million	%	R$ million	%	R$ million	%

AA - C	163,794	91.3	19,255	93.4	144,539	91.0
D	4,079	2.3	416	2.0	3,663	2.3
E - H	11,504	6.4	955	4.6	10,549	6.6
Total	179,377	100.0	20,626	100.0	158,751	100.0

In the chart above, both new borrowers and those remaining from June 2008 presented good loan quality, which evidences the adequacy and consistency of loan policy and valuation instruments used by the Organization.

Loan Portfolio – By Rating (%)

	By Rating

Client Characteristics	Jun09			Mar09			Jun08

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporations	97.4	1.2	1.4	98.0	1.0	1.0	98.7	0.5	0.8
SMEs	90.3	3.2	6.5	92.0	2.6	5.4	94.4	1.7	3.9
Individuals	87.8	2.4	9.8	88.8	2.2	9.0	89.9	1.8	8.3
Total	91.3	2.3	6.4	92.4	2.0	5.6	93.6	1.4	4.9

The loan portfolio quality dropped slightly in 2Q09, both on quarter-on-quarter and year-on-year comparisons, mainly in SMEs.

The drop in share from credits rated between “AA - C” shows the effects of the world financial crisis that resulted in the economic slowdown, which in turn reduced clients’ temporary ability of complying with their financial commitments, resulting in payments overdue and rating deterioration.

Loan Portfolio – By Client Portfolio

	R$ million			Variation %

	Jun09	Mar09	Jun08	Quarter	12M

Large Corporations	50,943	52,662	41,486	(3.3)	22.8
SMEs	55,241	54,879	47,643	0.7	15.9
Individuals	73,193	72,507	64,888	0.9	12.8
Total Loan Operations(1)	179,377	180,048	154,017	(0.4)	16.5

(1) Pursuant to Bacen standard.

One can see above, in the breakdown by type of client, a slight increase in the individuals share in the quarter, whereas in the twelve-month period there was a higher increase in loans to corporate clients, mainly large corporates.

Loan Portfolio – By Business Segment

Below is the evolution of loan operations by Business Segment at Bradesco’s total portfolio, highlighting, in the quarter, the Retail/Postal/Prime segments and, in the last 12 months, the Corporate segment.

Business Segments	R$ million						Variation %

	Jun09%		Mar09%		Jun08%		Quarter	12M

Corporate	56,774	31.7	59,529	33.1	45,275	29.4	(4.6)	25.4
Retail / Postal / Prime	60,840	33.9	58,918	32.7	56,132	36.4	3.3	8.4
Finasa	28,140	15.7	28,132	15.6	27,211	17.7	0.0	3.4
Middel Market	22,118	12.3	22,832	12.7	19,698	12.8	(3.1)	12.3
BMC and Other	11,505	6.4	10,637	5.9	5,701	3.7	8.2	101.8
Total	179,377	100.0	180,048	100.0	154,017	100.0	(0.4)	16.5

Loan Portfolio – By Currency

In the quarter, the share of foreign currency operations had a drop, basically due to the appreciation of the Real against the Dollar, despite the increase in foreign currency operations

In June 2009, total loan operations in domestic currency reached R$166.7 billion (R$166.1 billion in March 2009 and R$143.0 billion in June 2008) and foreign currency operations amounted to R$12.7 billion (R$13.9 billion in March 2009 and R$11.0 billion in June 2008).

In June 2009, the balance of foreign currency-indexed and/or denominated loans and onlending (excluding ACCs) reached the total amount of US$6.5 billion, up 7.8% in U.S. dollar in the quarter and down 9.1% in Reais, due to Real appreciation. Over the last 12 months, a drop of 6.0% and a growth of 15.3%, respectively were recorded.

Loan Portfolio - By Debtor

In 2Q09, the levels of credit exposure of the 100 largest debtors were less concentrated. The quality of this portfolio, when assessed by client rating, was practically stable in the period.

Loan Portfolio – By Flow of Maturities

The flow of maturities of performing loan operations and/or installments coming due has been extending, mainly due to CDC/vehicle leasing and real estate financing operations that are, by their nature, of longer terms, but in turn of lower risks, due to their characteristics. The maturities of operations and/or installments with maturities longer than 180 days represented 61.9% of the total portfolio in June 2009, against 56.8% in June 2008.

Loan Portfolio – Delinquency - Over 90 days

Total delinquency ratio over 90 days increased in 2Q09, impacted by a worst economic situation, in addition to the seasonal factor, since an increase in delinquency in the first two quarters of each year is already expected.

It is worth noticing that Individuals’ delinquency slowed down. However, SMEs still deserve some attention. Bradesco 2Q09 ended with a 4.6% delinquency ratio above 90 days.

The graph below presents a 61 to 90-day delinquency stability, which could mean future delinquency reduction.

Even when this ratio (61 to 90 day-delinquency) is analyzed by client, it is possible to notice the trend of stability in this last quarter.

PDD x Delinquency x Loss

The total volume of allowance for loan losses reached R$13.9 billion, representing 7.7% of the total loan portfolio, guaranteeing a coverage margin above 50% of the projected loss for the next 12 months.

The total amount of provision is composed of generic provision (client and/or operation classification), specific provision (non-performing) and excess provision (internal policies and criteria).

It is important to highlight the adequacy of the provisioning criteria adopted, that can be attested by analyzing the historical data of allowances for loan losses and effective losses in the subsequent twelve-month period. For instance, in June 2008, for an existing provision of 5.6% of the portfolio, the loss in the twelve subsequent months was 4.2% on that date, which means, the existing provision covered the loss by a margin of more than 30%.

When coverage margin is analyzed under the write-off net of recovery viewpoint, we observe that it increases significantly. In June 2008, for an existing provision of 5.6% of portfolio, net loss in the subsequent 12 months was 3.3% on that date, i.e., the existing provision covered the loss by a margin of more than 65%.

Allowance for Loan Losses

It is worth mentioning that Bradesco has excess provision of R$3.0 billion in addition to that required by Bacen.

The growth with PDD expense in the quarter basically reflects: (i) additional PDD in the amount of R$1.3 billion, calculated from the Organization’s proprietary statistical models to support eventual cyclic scenarios, with increased delinquency ratios and/or changing loan portfolio risk profile; and (ii) maintenance of high delinquency levels in 2Q09, resulting from the economic drawback on our clients’ payment capacity.

In the y-o-y comparison, in addition to the additional PDD in the amount of R$1.3 billion in 2Q09, the increase was basically due to the effects of the global financial crisis, causing the economic slowdown in Brazil and temporarily preventing companies and individuals from complying with their financial commitments. It is worth noticing that as of 1Q09, we started constituting provisions for credit card operations, both for cash and installment purchase plan from storeowners.

(*) Loan operations overdue for over 60 days and that do not generate revenue appropriation in the accrual method of accounting.

Loan Financial Margin - Interest

Loan Portfolio - Portfolio Indicators

Aiming at facilitating the follow-up of the quantitative and qualitative performance of Bradesco’s loan portfolio, we present below a comparative summary of the main figures and indicators:

	R$ million (except %)

	Jun09	Mar09	Jun08

Total Loan Operations	179,377	180,048	154,017
- Individual	73,193	72,507	64,888
- Corporate Client	106,184	107,541	89,129
Existing Provision	13,871	11,424	8,652
- Specific	7,480	6,794	4,807
- Generic	3,399	2,941	2,662
- Excess	2,992	1,689	1,183
Specific Provision / Existing Provision (%)	53.9	59.5	55.6
Existing Provision / Loan Operations (%)	7.7	6.3	5.6
AA - C Rated Loan Operations / Loan Operations (%)	91.3	92.4	93.6
D Operations under Risk Management / Loan Operations (%)	2.3	2.0	1.4
E - H Rated Loan Operations / Loan Operations (%)	6.4	5.6	4.9
D Rated Loan Operations	4,078	3,521	2,175
Existing Provision for D Rated Operations	1,091	923	584
D Rated Provision / Loan Operations (%)	26.7	26.2	26.8
D - H Rated Non-Performing Loans	11,355	10,342	6,978
Existing Provision/D - H Rated Non-Performing Loans (%)	122.2	110.5	124.0
E - H Rated Loan Operations	11,504	10,040	7,570
Existing Provision for E - H Rated Loan Operations	9,868	8,595	6,535
E - H Rated Provision / Loan Operations (%)	85.8	85.6	86.3
E - H Rated Non-Performing Loans	9,182	8,397	5,878
Existing Provision/E - H Rated Non-Performing Loan (%)	151.1	136.1	147.2
Non Performing Loans (*) / Loan Operations (%)	5.6	5.2	4.1
Existing Provision / Non-Performing Loans (*) (%)	137.9	122.3	136.6

(*) Loan operations overdue for more than 60 days and do not generate revenue appropriation in the accrual method of accounting.

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million

	Financial Margin - Funding

	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Interest - due to volume					410	(12)
Interest - due to spread					(213)	(104)
Interest Financial Margin	1,382	1,185	633	749	197	(116)

In 1H09, the funding interest financial margin reached R$1,382 million against R$1,185 million from 1H08, an increase of 16.6% or R$197 million. This variation was positively impacted in R$410 million, due to efforts aimed at establishing funding policies and strategies, which expanded the volume of demand, time and savings deposits.

We point out that this expansion was key to soften spread drops in funding operations in R$213 million, due to the reduction in the Selic rate.

Quarter-on-quarter, there was a decrease of 15.5% or R$116 million in the financial margin, mainly due to the decrease in spreads in R$104 million and also in volume in R$12 million.

Funding Financial Margin - Interest

Loan x Funding

To analyze Loan Operations x Funding ratio, it is necessary to discount the committed amount related to compulsory deposits collected with Bacen and the amount of available funds held for service the network operations, as well as adding those funds derived from domestic and international lines that provide the institution’s funding to meet loans and financing needs.

In view of its effective funding capacity with clients, Banco Bradesco shows low reliance on interbank funds and foreign credit lines, which derives from the important position of its network, the broad and diverse product portfolio and market’s confidence in Bradesco brand.

These factors are reflected in the improvement in the percentage of utilization of funds when comparing 1H09 to 1H08. The effect observed between 1Q09 and 2Q09 reflects the Bank’s strategy in reducing the average cost of its funding.

Funding x Investment	R$ million			Variation %

	Jun09	Mar09	Jun08	Quarter	12M

Demand Deposits + Investment Account	28,378	25,882	26,774	9.6	6.0
Sundry Floating	2,743	2,991	3,306	(8.3)	(17.0)
Savings Deposits	38,503	37,392	34,150	3.0	12.7
Time Deposit + Debentures (1)	129,357	138,606	96,831	(6.7)	33.6
Other	8,725	7,051	9,493	23.7	(8.1)
Clients Funds	207,706	211,922	170,554	(2.0)	21.8
(-) Compulsory Deposits / Funds Available (2)	(36,344)	(33,866)	(38,692)	7.3	(6.1)
Clients Funds Net of Compulsory	171,362	178,056	131,862	(3.8)	30.0
Onlending	17,421	17,124	14,672	1.7	18.7
Foreign Credit Lines	12,324	11,087	10,139	11.2	21.6
Funding Abroad	14,987	16,566	9,457	(9.5)	58.5
Total Funding (A)	216,094	222,833	166,130	(3.0)	30.1
Loan Portfolio/Leasing/ Cards (Other Loans)/Acquired CDI (B) (3)	186,546	184,837	153,157	0.9	21.8

B/A (%)	86.3	82.9	92.2	3.4 p.p	(5.9) p.p

(1) Debentures used basically to back purchase and sale commitment;
(2) Does not comprise amounts from public bonds pegged to savings accounts; and
(3) Comprises an amount related to cards operations (cash and installment purchase plan from store owners) and from CDI acquired in the open market.

Main Funding Sources

Below we point out the growth of such funding:

	R$ million			Variation %

	Jun09	Mar09	Jun08	Quarter	12M

Demand Deposit + Investment Account	28,378	25,882	26,774	9.6	6.0
Savings Deposit	38,503	37,392	34,150	3.0	12.7
Time Deposit	100,142	105,424	61,343	(5.0)	63.2
Debentures	29,215	33,182	35,488	(12.0)	(17.7)
Borrow ing and Onlending	29,081	30,420	24,736	(4.4)	17.6
Funds from Issuance of Securities	7,694	9,280	5,455	(17.1)	41.0
Subordinated Debt	20,406	20,274	16,686	0.7	22.3
Total	253,419	261,854	204,632	(3.2)	23.8

Demand Deposits and Investment Account

The 9.6% or R$2,496 million positive variation in the quarter was due to the increase of deposits (R$1,255 million or 7.3%) from corporate clients and the increase of deposits from individuals (R$1,241 million or 14.2%) .

The 6% or R$1,604 million increase in the last 12 months, ended June 2009, was basically due to the 8.8% increase of deposits from corporate clients in the amount of R$1,489 million.

Savings Deposits

The variation in the quarter is basically due to deposits remuneration (TR + 0.5% p.m.), which reached 1.7% in 2Q09; and by the positive balance of funding, with a 3.0% growth. We believe that savings will remain a good investment alternative, especially for clients who are small savers.

The increase in the 12-month period is mainly due to balance remuneration (TR + 0.5% p.m.) which reached 8.0%, and to deposits, exceeding redemptions, recording a 12.7% growth in the period.

Time Deposits

In 2Q09, there was a decrease in time deposits due to the measures adopted by the government to bring back the market’s trust in small and medium-sized institutions, by means of the creation of DPGE – Time Deposit with Special Guarantee, and consequent drawback in the rates applied.

The increment in the 12-month period is mainly due to (i) higher volume raised, from institutional investors and branch network; and (ii) from the increase in deposits remuneration, aiming at supporting loan portfolio demand growth.

Debentures

The negative 12.0% and 17.7% variations in 2Q09 and year-on-year, respectively, basically refer to (i) the repurchase of third-party securities that had been used as basis in purchase and sales commitment; and (ii) the high interest rates paid in time deposits, causing the migration of purchase and sales commitments funding

Borrowings and Onlending

The reduction in the quarter was basically caused by the 15.7% negative exchange variation of 2Q09, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, whose balance was R$12,680 million in March 2009 and R$11,081 million in June 2009.

The variation in the 12-month period ended June 2009 is due to: (i) the increase in the volume of borrowings and onlendings in the country in the amount of R$2,728 million, mainly by Finame and BNDES operations; and (ii) the positive exchange variation of 22.6%, which impacted onlendings and borrowings denominated and/or indexed in foreign currency, whose balance was R$9,464 million in June 2008 and R$11,081 million in June 2009.

Funds from Issuance of Securities

The 17.1% decrease or R$1,586 million in 2Q09 results from: (i) the impact of the negative exchange rate variation of 15.7% on the MT100 securities portfolio, in the amount of R$797 million; and (ii) from third-party debenture repurchase in the amount of R$789 million.

In the 12-month period, there was a positive 41.0% variation, or R$2,239 million, mainly due to (i) the issue of MT100 securities added of the positive exchange variation of 22.6% in the amount of R$1,618 million; (ii) new mortgage letters operations in agribusiness in the amount of R$1,737 million, mitigated by (iii) reductions in debentures funds in the amount of R$740 million resulting from the repurchase of third-parties; and (iv) reduction in mortgage letters funds in the amount of R$308 million.

Subordinated Debts

In June 2009, Bradesco’s Subordinated Debts totaled R$20,406 million (R$2,737 million abroad and R$17,669 million in Brazil).

In the 12-month period, R$1,600 million of Subordinated CDB in the domestic market were issued, which operations mostly mature in 2014.

It is worth pointing out that, out of the total subordinated debts, only R$10,248 million are used for Capital Adequacy Ratio (Basel II) considering the maturity of each subordinated debt.

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million

	Financial Margin - Securities / Other

	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Interest - due to volume					215	(27)
Interest - due to spread					(130)	60
Interest Financial Margin	1,071	986	552	519	85	33
Revenues	7,173	5,250	2,750	4,423	1,923	(1,673)
Expenses	(6,102)	(4,264)	(2,198)	(3,904)	(1,838)	1,706

Year-on-year, there was an 8.6% or R$85 million increase, and a positive effect due to a volume of R$215 million, mitigated by the spread reduction in R$130 million. In 2Q09, interest financial margin in Securities/Other reached R$552 million against R$519 million in the previous quarter, a growth of 6.4% or R$33 million, resulting from a higher premium from the long-term interest rate and short-term interest rate (CDI).

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million

	Financial Margin - Insurances

	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Interest - due to volume					119	19
Interest - due to spread					(143)	10
Interest Financial Margin	1,185	1,209	607	578	(24)	29
Revenues	3,896	3,945	1,944	1,952	(49)	(8)
Expenses	(2,711)	(2,736)	(1,337)	(1,374)	25	37

The result from the insurance business line, year-on-year, posted a 2.0% drop (R$24 million) in the interest financial margin, basically due to the drop in the interest rates in the period. Quarter-on-quarter, there was a 5.0% increase (R$29 million), mainly due to the increase in the volume of business with private pension plans.

Financial Margin – Non-Interest

Financial Margin Non-Interest - Breakdown

	R$ million

	Financial Margin - Non-Interest

	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Loans	(72)	(466)	(8)	(64)	394	56
Funding	(120)	(80)	(60)	(60)	(40)	-
Insurance	243	305	184	59	(62)	125
Securities/Other	1,431	608	673	758	823	(85)
Total	1,482	367	789	693	1,115	96

In 1H09, the result of non-interest financial margin grew R$1,115 million year-on-year; quarter-on-quarter, the increase was R$96 million, from:

· In item “Loans”, basically represented by commission of borrowing and onlending, which expenses were reduced both in 2Q09 and 1H09, due to a change in the accounting policy as of 2Q08, where financing commissions are being incorporated to the balances of financing/leasing operations;

· In item “Funding”, represented by the expense with FGC – Deposit Guarantee Association, the increase in the periods compared was mainly due to the increase in the clients base in 1H09, year-on-year. In 2Q09, this contribution remained stable, when compared to 1Q09;

· In item “Insurance”, represented by gains with equities, variations in the period are associated to market conditions that allow higher/lower gain realization opportunities; and

· Finally, in item “Securities/Other”, the R$823 million growth in 1H09, year-on-year, refers to higher treasury/securities gains, highlighting the positive mark-to-market variation: (i) of loan derivatives (CDS – Credit Default Swap), on sovereign Brazilian government bonds issued abroad; and (ii) of bonds pegged to IPCA, resulting from lower volatility of the world’s financial markets in 1H09. The R$85 million decrease in 2Q09, quarter-on-quarter, is due to lower gains with treasury/securities.

Insurance, Private Pension Plans and Certificated Savings Plans

Analysis of equity and income accounts of Grupo Bradesco de Seguros, Previdência e Capitalização:

	R$ millions

	Jun09	Mar09	Jun08

Assets
Current and Long-Term Assets	82,407	79,154	75,300
Securities	76,451	73,059	70,795
Insurance Premiums Receivable	1,413	1,345	1,264
Other Receivables	4,543	4,750	3,241
Permanent Assets	1,541	1,581	1,238
Total	83,948	80,735	76,538
Liabilities
Current and Long-TermLiabilities	73,737	71,209	66,995
Tax, Civil and Labor Contingencies	1,985	1,928	1,815
Payables on Insurance, Private Pension Plans and Certificated Savings Plans Operations	288	308	430
Other Liabilities	2,636	2,300	2,682
Technical Provisions for Insurance (*)	6,510	6,549	5,595
Technical Provisions for Life and Private Pension Plans	59,533	57,384	53,881
Technical Provisions for Certificated Savings Plans	2,785	2,740	2,592
Minority Interest	151	142	101
Shareholders' Equity	10,060	9,384	9,442
Total	83,948	80,735	76,538

(*)In compliance with Susep Circular Letter 379/2008, as of January 2009, values referring to technical provisions are being presented by their gross amount and reinsurance balances (PPNG, PSL and IBNR) were classified in assets. The balance on March 31, 2009 was R$669 million and on June 30, 2009, this amount reached R$630 million.

Consolidated Statement of Income

	R$ millions

	1H09	1H08	2Q09	1Q09

Insurance Premiums, Private Pension Plan Contribution and Certificated Savings Plan	11,608	11,123	6,094	5,514
Premiums earned from Insurance, Private Pension Plan Contribution and Certificated Savings Plans Revenues	6,366	5,776	3,184	3,182
Interest Income of the Operation	1,388	1,432	766	622
Sundry Operating Revenues	421	460	180	241
Retained Claims	(3,920)	(3,422)	(1,938)	(1,982)
Certificated Savings Plans Drawing and Redemptions	(776)	(673)	(412)	(364)
Selling Expenses	(604)	(599)	(305)	(299)
General and Administrative Expenses	(638)	(580)	(330)	(308)
Other (Operating Revenues/Expenses)	(110)	(138)	(64)	(46)
Tax Expenses	(142)	(143)	(70)	(72)
Operating Income	1,985	2,113	1,011	974
Equity Result	83	103	37	46
Non-operating Income	(12)	3	(24)	12
Income Tax/Social Contribution and Minority Interest	(768)	(750)	(386)	(382)
Net Income	1,288	1,469	638	650

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Life and Private Pension Plans	366	357	383	392	385	428	372	350
Certificated Savings Plans	107	137	113	115	115	117	11	7
Health	58	50	55	64	76	59	64	68
Basic Lines and Other	107	106	(1)	58	147	142	135	123
Total	638	650	550	629	723	746	582	548

Performance Ratios

	%

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Claims Ratio (1)	73.3	73.7	78.0	72.4	73.1	73.4	75.0	73.3
Selling Ratio (2)	9.9	9.5	10.1	10.3	10.7	10.9	11.5	11.7
Administrative Expenses Ratio (3)	5.4	5.6	6.0	5.9	5.1	5.3	5.1	5.5
Combined Ratio (*) (4)	85.5	86.2	89.7	84.4	84.9	83.9	92.8	92.3

(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earning Premiums.
(3) Administrative Expenses/Net Premiums Written.
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written.
Note. 1: For 4Q08 index calculation, we have excluded the amount of R$99.8 million related to the IBNR tail expansion from five to seven years (life line) and R$40 million related to losses deriving from floods that stroke the state of Santa Catarina.

In 1H09, written premiums, pension plan contributions and savings bonds income showed an increment of 4.4% year-on-year.

In the insurance, private pension plans and certificated savings plans segment, according to information released by Susep and ANS, Bradesco Seguros e Previdência until May 2009 collected R$9.5 billion in premiums and maintained the leadership position in the ranking with 23.1% market share. In the same period, R$41.1 billion were collected by the insurance sector.

Retained Claims by Insurance Line

Insurance Selling Expenses by Insurance Line

Efficiency Ratio

General and Administrative Expenses / Revenue

Insurance Technical Provisions

Insurance Group technical provisions accounted for 32.7% of the insurance market in May 2009, according to Susep and ANS data.

Note:	Pursuant to Susep Circular Letter 379/2008, as of 2009, reinsurance technical provisions were recorded under assets. The balance on March 31, 2009 was R$669 million and on June 30, 2009, it reached R$630 million.

Bradesco Vida e Previdência

	R$ million (except if otherwise indicated)

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Net Income	366	357	383	392	385	428	372	350
Income from Premiums and Contribution Revenue *	3,304	2,822	3,517	3,117	3,224	3,114	3,894	2,963
- Income from Private Pension Plans and VGBL	2,758	2,294	2,964	2,599	2,732	2,645	3,437	2,525
- Income from Life/Accidents Insurance Premiums	546	528	553	518	492	469	457	438
Technical Provisions	59,533	57,384	56,052	54,530	53,881	51,607	50,543	47,405
Investment Portfolio	61,736	59,063	57,357	56,564	56,145	53,988	54,320	51,317
Claim Ratio (%)	43.9	43.7	48.4	48.4	36.2	44.3	49.0	49.0
Selling Ratio (%)	17.1	14.9	17.5	16.9	16.2	15.2	20.0	19.7
Combined Ratio (%)	69.4	68.6	71.9	69.9	66.8	62.2	77.3	74.3
Participants / Insured (thousands)	20,231	19,838	18,918	18,553	17,984	17,559	16,771	14,610
Premiums and Contributions Revenue Market Share (%)**	30.4	34.2	34.5	35.3	35.7	32.5	31.4	31.3
Vida/AP Market Share - Insurance Premiums**	16.1	17.4	16.7	16.6	16.1	17.2	16.7	15.4

Life/VGBL/Traditional
For comparison purposes, the amount of R$99.8 million related to INBR tail expansion from 5 to 7 years (life line) was excluded from 4Q08.
The historical increase in the occurrence date and the notice date ratio was adjusted from 60 to 84 months to comply more precisely with the statistical behavior of older Claims.
** Data of May 2009, January 2009, November 2008, July 2008, May 2008, February 2009, November 2007 and July 2007.
Note: Pursuant to Susep Circular Letter 379/2008, as of January 2009, amounts referring to technical provisions will be presented by the gross amount and reinsurance balance (PPNG, PSL and IBNR) was reclassified in assets. The balance on June 30, 2009 is R$6 million.

Due to a solid structure, a policy of cutting-edge products and the confidence conquered on the market, Bradesco Vida e Previdência maintained its leadership, with a 30.4% share of income from pension plans and VGBL. The market share related to Life and Accidents insurance is 16.1% . Bradesco is also leader in VGBL plans, with a 31.9% share, and in Private Pension plans, with 25.4% (source: Fenaprevi – data as of May 2009). In 1H09, the total income of plans reached R$ 5.1 billion and income from net written premiums totaled R$1.1 billion.

The 2.5% growth of net income in 2Q09 as compared to 1Q09 is due to: (i) the 17% increase in the production of Life, Private Pension Plans and VGBL, positively impacting the result in the period; offset in part by; (ii) the increase in selling expenses in 2.2 p.p., which contributed to the slight 0.8 p.p. increase in the combined ratio.

The 11.1% drop in the net income in 1H09 year-on-year, was basically impacted by: (i) increase in the Social Contribution on Net Income (CSLL) rate from 9% to 15%, which encumbered 1H09 result; (ii) a drop in the income determined in equity income assets (funds and shares).

The technical provisions of Bradesco Vida e Previdência, in June 2009, reached R$59.5 billion, R$57.2 billion from private pension plans and VGBL and R$2.3 billion from life, personal accidents and other lines, up by 10.5% in relation to June 2008. The Investment Portfolio of Private Pension Plan and VGBL totaled R$59.1 billion in May 2009, accounting for 37.2% of market funds.

Evolution of Participants and of Life and Personal Accidents Policyholders

In June 2009, the number of Bradesco Vida e Previdência clients grew 12.5% in relation to June 2008, exceeding the record of 1.9 million private pension plan and VGBL participants and of 18.2 million personal accident life insurance policyholders. This expressive growth was driven by the strength of Bradesco brand and by the correct selling and management policies.

Bradesco Saúde

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Net Income (R$ million)	107	137	113	115	115	117	11	7
Net Written Premiums (R$ million)	1,484	1,419	1,410	1,389	1,327	1,133	1,111	1,065
Technical Provisions (R$ million)	3,447	3,429	3,416	3,385	3,332	3,296	3,202	3,007
Claims Ratio (%)	86.0	83.6	89.4	82.9	85.4	86.9	89.5	83.4
Selling Ratio (%)	4.0	3.8	3.7	3.5	3.5	3.7	3.6	3.4
Combined Ratio (%)	98.2	94.5	99.5	95.7	99.0	98.7	99.9	88.6
Clients (in thousands)	4,063	3,929	3,826	3,696	3,484	3,252	2,858	2,754
Written Premiums Market Share (%) *	47.0	46.8	46.0	42.5	43.5	42.0	42.3	42.3

* Data from May 2009, January 2009, November 2008, July 2008, February 2008, November 2007 and July 2007.

Despite the 4.6% increase in revenues and in financial income, there was a 21.9% drop in the result as compared to the previous quarter, due to the increase in the frequency of utilization of health services in the period, that increased claims in 2.4 p.p..

1H09 result posted a 5.2% growth year-on-year, despite the decrease in interest rates and the increase in the CSLL rate that encumbered the result in 6% of the taxable revenue. The main facts responsible for the increase were: (i) 18.0% increase in revenues; (ii) 1.3 p.p. drop in claims; and (iii) administrative expenses lower than in 2008.

In June 2009, Bradesco Saúde and Bradesco Dental maintained its outstanding market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health and dental insurance are the best alternatives for meeting their medical, hospital and dental care needs.

Over 29 thousand companies in Brazil have Bradesco Saúde and Bradesco Dental insurance. Among the 100 largest companies in revenues in Brazil, 41 are clients from both insurance companies. When considering Mediservice, this figure is increased to 46. (Source: Exame Magazine Melhores e Maiores (Biggest and Best) from July 2009).

Number of Policyholders of Health Line

The three companies jointly have over 4 million clients. The large market share of corporate insurance in the total of this portfolio (94.12% in June 2009) confirms its high level of expertise and customization in the corporate plans, a distinct advantage in the supplementary health insurance market.

Mediservice S.A. became part of Grupo Bradesco de Seguros e Previdência as of February 22, 2008. With a portfolio of almost 265 thousand clients, Mediservice has healthcare and dental plans for corporate clients in post-payment basis.

Bradesco Dental

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Net Income (R$ million)	8	10	6	6	6	-	-	-
Net Written Premiums (R$ million)	52	48	46	42	26	-	-	-
Technical Provisions (R$ million)	27	24	21	20	20	-	-	-
Claims Ratio (%)	58.5	54.0	57.1	53.0	40.6	-	-	-
Selling Ratio (%)	5.8	5.5	4.8	3.8	4.0	-	-	-
Combined Ratio (%)	73.6	71.5	78.5	76.1	63.5	-	-	-
Clients (in thousands)	1,315	1,221	1,135	1,072	957	-	-	-

Net income in 2Q09 had a R$2 million drop compared to 1Q09, despite the increase of 8.3% in revenues, due to the 4.5 p.p. increase in claims, related to higher frequency in the use of services by our policyholders, contributing to the growth of 2.1 p.p. in the combined ratio.

The company began operating activities in May 2008, which limits the comparability analysis between the semesters.

Bradesco Capitalização

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Net Income (R$ million)	58	50	55	64	76	59	64	68
Revenues from Certificated Savings Plans (R$ million)	483	413	477	443	408	372	417	394
Technical Provisions (R$ million)	2,785	2,740	2,706	2,668	2,592	2,527	2,491	2,418
Clients (in thousands)	2,525	2,543	2,546	2,492	2,397	2,309	2,289	2,287
Premiums and Contributions Revenue Market Share (%)*	18.8	19.3	18.9	18.9	18.3	18.4	20.5	20.4

* Data of May 2009, January 2009, November 2008, July 2008, May 2008, February 2008, November 2007 and July 2007.

The 16.9% growth in income with certificated savings plans and the improvement of the financial result, significantly contributed to leverage in 16% 2Q09 results quarter-on-quarter.

Despite: (i) the expressive growth of 14.9% in income from savings plans; (ii) decrease in selling expenses; and (iii) the decrease in administrative expenses, 1H09 result posted a 20% drop year-on-year, due to: (iv) reduced financial income result (equity); and (v) increase in the CSLL rate from 9% to 15%.

Bradesco Capitalização ended 1H09 in an outstanding position in the certificated savings plans market, a result of a policy of transparent performance, characterized by fitting its products according to the consumers’ potential demand.

In order to offer a plan that best suits clients profile and budget, several products were developed that vary according to the payment conditions (lump-sum payment or monthly payment), term of contribution, frequency of drawings and premium amounts. This phase was mainly reminded by the approach to the public, by means of consolidating the Pé Quente Bradesco products family.

Among them, we can highlight the performance of social and environmental products, where part of the amount collected is transferred to social responsibility projects, in addition to enabling the client with a financial reserve. Currently, Bradesco Capitalização has a partnership with the following social and environmental institutions: Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; Instituto Ayrton Senna, whose main differential is the transfer of a percentage of the amount collected with securities to social projects; Brazilian Institute of Cancer Control, who contributes with the development of prevention, early diagnosis and treatment of cancer in Brazil, and Fundação Amazonas Sustentável, where part of the amount collected is destined to the development of environmental preservation and sustainable development programs and projects.

The portfolio is composed by 16.5 million active bonds. Out of this total, 31.0% are represented by Traditional Bonds sold in the Branch Network and Bradesco Dia&Noite, posting a 7.5% growth compared to June 2008. The remaining 69.0% of the portfolio are represented by Incentive bonds (loan assignment from raffles), for instance: partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Since the objective of this type of savings plans is to add value to the partner company’s product or to incentive the clients’ delinquency, maturity and grace periods are reduced and have low unitary sale value.

Bradesco Auto/RE

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Net Income (R$ million)	40	32	(11)	35	39	44	40	35
Net Premiums Written (R$ million)	754	718	739	791	711	653	653	912
Technical Provisions (R$ million) (1)	2,940	3,000	2,315	2,203	2,158	2,187	2,201	2,370
Claims Ratio (%) (2)	65.3	72.7	75.7	68.7	71.0	68.6	69.8	66.0
Selling Ratio (%)	16.9	17.3	17.5	18.8	20.2	19.7	19.4	18.5
Combined Ratio (%) (2)	99.9	106.2	111.6	104.6	105.9	103.7	102.2	99.9
Insured (in thousands)	2,359	2,280	2,192	2,117	2,177	2,144	2,074	2,024
Premiums and Contributions Revenue Market Share (%)*	10.1	9.8	10.6	10.8	10.7	10.5	12.3	12.4

* Data of May 2009, January 2009, November 2008, July 2008, May 2008, February 2008, November 2007 and July 2007.
(1)	In compliance with SUSEP Circular Letter 379/2008 as of January 2009, amounts related to technical provisions are presented by Gross amount and reinsurance balances (PPNG, PSL and IBNR) were reclassified in assets. The balance on June 30, 2009 is R$624 million.
(2)	For 4Q08 ratio calculation, R$40 million related to damages caused by the flood in the state of Santa Catarina were excluded.

Insurance premiums from Auto/RE line corresponded to 10.1% of the market (market date of May 2009).

The 25% growth in the net income in 2Q09 as compared to 1Q09 is due to: (i) the 5% increase in production; and (ii) the 7.4 p.p. drop in claims, contributing to the decrease in the combined ratio in 6.3 p.p., partially offset by: (iii) the decrease in the financial result, due to the drop in interest rates.

Despite the: (i) 7.9% increase in production; (ii) 1.0 p.p. reduction in claims; and (iii) 2.9 p.p. reduction in sales, 1H09 result was negatively impacted by: (iv) decrease in financial result; and (v) reduction in the equity accounting result.

Grupo Bradesco de Seguros e Previdência maintained an outstanding position among main insurance companies of the basic lines in the Brazilian insurance market, contributing to the global market sales, reaching 6.0% of total in May 2009.

In lines related to equity insurance, Bradesco Auto/ RE has renewed the insurance programs of its main clients through partnerships with brokers specialized in the segment and proximity to Bradesco Corporate and Bradesco Empresas. The facts that the oil industry had outstanding performance and civil construction had picked up have also contributed to the growth of Bradesco Auto/RE in this segment.

In Aeronautic and Maritime Hull insurances, the interchange with Bradesco Corporate and Bradesco Empresas Managers is highly employed, taking advantage of market increase in sales of new crafts, as well as in the maritime segment, of naval constructions.

The transportation segment is still the primary focus, with essential investments to improve new businesses, highlighting the Reinsurance Agreement renewal guaranteeing the important automaticity to the insurance company to assess and subscribe its risks and consequent higher competitiveness in more profitable deals, such as international transportation insurance, aimed at shipping companies that have business abroad.

Other important launch was the Auto + Residencial, a policy that comprises vehicle and home insurances, providing more protection for policyholders.

Despite strong competition in the Auto/RCF Lines, the insurance company has increased its client base. This is mainly due to the current product improvement and to the creation of products for specific groups. Among these, we can name Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public and Auto Corretor, for insurance brokers.

Grupo Bradesco de Seguros e Previdência market share in the Auto/RCF portfolio in May 2009 was 13.4% .

Number of Policyholders of Auto/RE

In the mass insurance segment of Basic Lines, whose products are targeted at individuals, self-employed professionals and SMEs, the launch of new products, along with the continuous improvement of methods and systems, have contributed to the growth of the client base. Such increase can be observed mainly in residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. The new insurance line targeted at supporting machinery and equipment used in sectors in expansion (such as agriculture, civil construction and industry) also stands out: Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado. These products gained more competitiveness and a new issue process, enabling a faster quoting process and a better use of business opportunities.

Fee and Commission Income

Below, the breakdown and variations of fee and commission income for the respective periods:

						R$ million

Fee and Commission Income	1H09	1H08	2Q09	1Q09	Variation

					6M	Quarter

Card Income	1,685	1,407	851	834	278	17
Checking Account	976	1,041	489	487	(65)	2
Loan Operations	728	869	362	366	(141)	(4)
Fund Management	751	777	382	369	(26)	13
Collection	483	467	247	236	16	11
Consortium Management	165	150	85	80	15	5
Custody and Brokerage Services	190	149	101	89	41	12
Payment	126	118	63	63	8	-
Other	530	370	331	199	160	132
Total	5,634	5,348	2,911	2,723	286	188

Below, the explanations of main items that influenced the expansion of fee and commission income between the periods.

Card Income

In 2Q09, the R$17 million increase quarter-on-quarter is basically related to the higher volume of transactions/revenue carried out in the period.

In the y-o-y period comparison, the increase of R$278 million reflects the 8.9% increase of card base, which increased from 79,278 thousand in June 2008 to 86,335 thousand in June 2009, as well as an increase of 13.8% related to the number of transactions, which went up from 485,438 thousand in 1H08 to 552,274 thousand in 1H09.

1H09 revenue reached R$35,433 million, with a 12.4% growth year-on-year.

In 1H09, Cards Fee Income reached R$1,685 million, a 19.8% growth compared to 1H08, due to excellent performance, mainly in purchase and fee income.

Checking Accounts

In the quarter, income was stable. Considering 1H09 as compared to 1H08, there was a 6.2% (R$65 million) drop mainly due to the realignment of fees charged from individuals as of 2Q08.

It is important to highlight that in the past 12 months, nearly 653 thousand new checking accounts and 1.4 million savings accounts were added to the base (net of closing).

Loan Operations

In 2Q09, this income was stable.

Considering 1H09 as compared to 1H08, the R$141 million decrease is basically due to (i) the fact that Loan Opening Fee (TAC) was no longer charged from individuals; mitigated by (ii) greater Income from Guarantees Rendered.

Asset Management

The increase in asset management revenue in 2Q09, R$13 million, is related to the significant improvement of the markets, positively impacting Bradesco’s funds portfolios, regarding both appreciation of assets and capturing of new funds.

This scenario can be seen in the balance of Funds and Portfolios Managed and Third-Party Fund Quotas that had a 5.3% variation in June 2009 quarter-on-quarter. The highlights are third-party funds and equities that have been maintaining recovery perspectives. In the 12-month period, total assets under management presented a 14.8% growth.

In the year-on-year comparison of income from Asset Management, the R$26 million reduction is due to the decrease in management fees, due to: (i) the drop in the basic interest rate, which made other investments more advantageous than investment funds; (ii) competition with CBDs - due to the excess of liquidity in the beginning of the year, banks were paying better as compared to investment funds; and (iii) the large losses from the stock market related to the economic crisis, that directly impacted management fees charged in equity funds.

	R$ million

Shareholders' Equity	Jun09	Mar09	Jun08	Variation %

				Quarter	12M

Investment Funds	189,338	180,467	161,789	4.9	17.0
Managed Portfolios	17,244	16,131	15,999	6.9	7.8
Third-Party Fund Quotas	5,112	4,377	6,597	16.8	(22.5)
Total	211,694	200,975	184,385	5.3	14.8

	R$ million

Assets Distribution	Jun09	Mar09	Jun08	Variation %

				Quarter	12M

Investment Funds – Fixed Income	174,401	166,984	145,077	4.4	20.2
Investment Funds – Equity	14,937	13,483	16,712	10.8	(10.6)
Investment Funds – Third-Party Funds	4,302	3,639	5,753	18.2	(25.2)
Total	193,640	184,106	167,542	5.2	15.6
Managed Portfolios – Fixed Income	9,550	9,321	6,548	2.5	45.8
Managed Portfolios – Equities	7,694	6,810	9,451	13.0	(18.6)
Managed Portfolios – Third-Party Funds	810	738	844	9.8	(4.0)
Total	18,054	16,869	16,843	7.0	7.2
Total Fixed Income	183,951	176,305	151,625	4.3	21.3
Total Equities	22,631	20,293	26,163	11.5	(13.5)
Total Third-Party Funds	5,112	4,377	6,597	16.8	(22.5)
Overall Total	211,694	200,975	184,385	5.3	14.8

Collection

The R$11 million or 4.7% increase in 2Q09 is basically related to the increase in the number of documents processed in the quarter, from 303 thousand to 312 thousand.

In the y-o-y comparison, the R$16 million or 3.4% increase is due to the business, whose volume of documents processed went up from 574 thousand in 1H08 to 615 thousand in 1H09.

Payment

Increases observed in the last 12 months are essentially due to the increase in the volume of tax collected.

Consortium Management

The 33% increase in the sale of quotas in 2Q09, provided Bradesco Consórcios with a 6.3% income growth quarter-on-quarter, remaining leader in all segments it operates.

In the y-o-y comparison, the 10% variation in revenues derives mainly from the increase in active quotas, from 325,995 on June 30, 2008 to 362,993 on June 30, 2009.

Custody and Brokerage Services

The 13.5% increase q-o-q was basically due to the increase in the Brokerage Income from Stock Exchange Operations, following the evolution of the markets in this quarter.

Y-o-y, the 27.5% growth in income is mainly related to the acquisition of Ágora Corretora in 3Q08.

Other Fees and Commission Income

Both in the quarter-on-quarter and the year-on-year variations, in the amount of R$132 million and R$ 160 million, respectively, the increase in item “Other Fees and Commission Income” is basically due to higher gains with capital markets operations, highlighting VisaNet Brasil’s IPO.

Administrative and Personnel Expenses

					R$ million

Administrative and Personnel Expenses					Variation

	1H09	1H08	2Q09	1Q09	6M	Quarter

Administrative Expenses
Third-Party Services	1,067	739	544	523	328	21
Communication	595	535	302	293	60	9
Advertisement	194	282	84	110	(88)	(26)
Depreciation and Amortization	327	313	170	157	14	13
Financial System Services	124	95	62	62	29	-
Transportation	238	245	111	127	(7)	(16)
Data Processing	365	273	183	182	92	1
Rent	275	226	142	133	49	9
Assets Maintenance	199	182	105	94	17	11
Leasing	215	161	107	108	54	(1)
Materials	101	96	48	53	5	(5)
Security and Surveillance	120	103	60	60	17	-
Water, Energy and Gas	102	92	52	50	10	2
Trips	34	42	19	15	(8)	4
Other	432	495	244	188	(63)	56
Total	4,388	3,879	2,233	2,155	509	78

Personnel Expenses
Structural	3,224	2,913	1,636	1,588	311	48
Social Charges	2,504	2,221	1,278	1,226	283	52
Benefits	720	692	358	362	28	(4)
Non-structural	536	656	272	264	(120)	8
Managers and Employees Profit Sharing (PLR)	276	381	136	140	(105)	(4)
Provision for Labor Claims	179	187	97	82	(8)	15
Training	47	34	30	17	13	13
Termination cost	34	54	9	25	(20)	(16)
Total	3,760	3,569	1,908	1,852	191	56

Total Administrative and Personnel Expenses	8,148	7,448	4,141	4,007	700	134

In 2Q09, total Administrative and Personnel Expenses totaled R$4,141 million, a 3.3% variation quarter-on-quarter.

Both in the y-o-y and q-o-q comparisons, increases are mainly due to organic expansion.

Personnel Expenses

In 2Q09, personnel expenses reached R$1,908 million, a 3.0% increase (R$56 million), compared to the previous quarter.

In the structural portion, the R$48 million increase was basically due to less expenses with vacation concentration in 1Q09, of R$55 million.

In the non-structural portion, the R$8 million increase was mainly due to: (i) R$15 million referring to higher expenses with allowances for labor lawsuits; (ii) R$13 million from higher training expenses; mitigated by: (iii) R$16 million related to lower expenses with termination and charges expenses; and (iv) R$4 million from lower expenses referring to managers and employees profit sharing (PLR).

When comparing 1H09 to 1H08, the R$191 million growth was mainly due to: (i) increase in the structural portion in the amount of R$311 million, that refers to the expansion of service stations (from 34,709 in 1H08 to 41,067 in 1H09) and the number of employees (from 84,224 to 85,871 in the respective periods), as well as the increase in salary levels (according to the 2008 collective bargaining agreement: – 8.15% to 10%), and (ii) in the non-structural parcel, the decrease of R$120 million, of which: (a) R$105 million due to lower expenses from managers and employees profit sharing (PLR); (b) R$28 million from lower expenses with labor claims and terminations; mitigated by: (c) R$13 million in higher training expenses.

Administrative Expenses

In 2Q09, administrative expenses reached R$2,233 million, a 3.6% growth (R$78 million), compared to 1Q09.

The main variations were: (i) R$21 million increase due to higher expenses with third-party services; (ii) R$13 million due to higher expenses with depreciation and amortization; (iii) R$61 million in other administrative expenses, that refer to the credit card bonus program; mitigated by: (iv) lower advertising expenses in the amount of R$26 million.

Comparing 1H09 to 1H08, there was a R$509 million growth, a 13.1% variation, mainly due to: (i) organic growth and resulting increment of service stations, that directly impacted main administrative expenses items; (ii) higher business volume; and (iii) contractual adjustments based on inflation indexes of the period.

Coverage Ratio (*)

This quarter, the Coverage Ratio accumulated of the last 12-month period, was stable, showing that the impact referring to the fees realignment and the end of collection of Loan Opening Fee (TAC) for individuals, is already absorbed. We believe that in the next quarters the increase in business and the growth in the client base will improve this indicator.

Tax Expenses

The R$28 million growth in tax expenses of 1Q09 mainly derives from the increase in PIS/Cofins expenses amounting to R$21 million, due to the increase in taxable income in 2Q09, especially financial margin and fee income.

Y-o-y, tax expenses remained practically steady, with a 0.8% variation.

Equity in the Earnings of Unconsolidated Companies

In 2Q09, equity in the earnings of unconsolidated companies reached R$13 million, a R$41 million increase compared to 1Q09. When comparing 1H09 to 2H09, there was a R$46 million decrease.

Both the variations in the 12-month period and in the quarters are mainly due to the lower results obtained from the unconsolidated company IRB-Brasil Resseguros, mitigated by the increase in the affiliated Serasa.

Other Operating Expenses (Net of Operating Revenues)

In 2Q09, other operating expenses, net of other operating revenues, totaled R$697 million, a R$109 million increase compared to the previous quarter. This evolution was basically due to the increase in expenses with provision for civil contingencies in the amount of R$114 million for the constitution of provision for civil contingencies related to economic plans that increased R$66 million, from R$175 million in 1Q09 to R$241 million in 2Q09; (ii) higher expenses with sundry losses, in the amount of R$27 million; and (iii) higher net sundry expenses, in the amount of R$115 million; mitigated in part by: (iv) the change in the accounting criteria of the amortization of expenses from the acquisition of rights to render banking services, in the amount of R$147 million.

Y-o-y, the increase of R$464 million is mainly due to: (i) higher expenses with civil contingencies referring to economic plans, in the amount of R$265 million, from R$175 million in 1H08 to R$416 million in 1H09; (ii) higher expenses with goodwill amortization, in the amount of R$50 million; (iii) higher expenses with sundry losses, in the amount of R$82 million; and (iv) higher net sundry expenses, net of other expenses, in the amount of R$214 million, mitigated in part by: (v) the change in the accounting criteria of amortization of expenses from the acquisition of rights to render banking services, in the amount of R$147 million.

Operating Result

In 2Q09, the Operating Result reached R$1,139 million, a 49.6% decrease or R$1,121 million compared to 1Q09, mainly impacted by higher Additional Allowance for Loan Losses, in the amount of R$1,303 million (according to Bradesco Material Fact disclosed to the market on June 30, 2009).

In the quarter, it is worth pointing out the other items that contributed to this variation: (i) higher expenses with allowance for loan losses - normal, in the amount of R$179 million; (ii) higher personnel and administrative expenses in the amount of R$134 million; and (iii) higher other operating expenses (net of other revenues), in the amount of R$109 million, mitigated by; (iv) higher financial margin, in the amount of R$445 million; and (v) increase in fee and commission income, in the amount of R$188 million.

In the six-month period comparison, there was a R$1,817 million decrease or 34.8%, mainly due to higher expenses with: (i) allowance for loan losses, in the amount of R$3,997 million (including the higher Additional Allowance in the amount of R$1,303 million); (ii) personnel and administrative expenses, in the amount of R$700 million; (iii) other operating expenses (net of other revenues), in the amount of R$464 million; and (iv) decrease in equity in the earnings of unconsolidated companies in the amount of R$46 million, mitigated by: (v) the growth in the financial margin, in the amount of R$3,130 million; and (vi) increase in fee and commission income, in the amount of R$286 million.

Non-Operating Income

In 2Q09, Non-Operating Income was R$2,034 million, mainly due to gains with the partial sale of interest in VisaNet Brasil, in the amount of R$2 billion.

If we compare 1H09 Non-Operating Income (excluding the VisaNet Brasil effect), in the amount of R$107 million, with the amount obtained in 1H08, of R$122 million, such variation was impacted by the income on the sale of BM&FBovespa shares in the amount of R$69 million in 1H08 and of Visa Inc. in the amount of R$48 million in 1H09.

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Sustainability

On May 29, 2009, Bradesco received from Fundação Carlos Alberto Vanzolini the ISO 14064 maintenance certificate, an international rule to quantify and report Greenhouse Gas (GHG) emissions and withdrawals. It is aimed at companies and other organizations that intend to report their emission inventories.

Política de Voluntariado Bradesco (Bradesco’s Voluntary Policy) was created to set the basic guidelines to the voluntary work to be carried out by the employees of all units of Bradesco Organization to help needy communities and entities. Moreover, guidelines and rules have been established for the voluntary work at the Organization by means of the document Programa Voluntários Bradesco (Bradesco Voluntary Program).

Both documents are available at the website www.voluntariosbradesco.com.br.

Investor Relations Area – IR

In 2Q09, we participated in 3 Road Shows and 1 Conference abroad (Madrid, Amsterdam, Frankfurt, Zurich, Stockholm, Stavanger, Paris, London, Edinburgh and San Francisco).

In Brazil, we held 30 meetings with analysts and investors, in addition to the Apimec/INI in Juiz de Fora, Uberlândia (both in the State of Minas Gerais), Goiânia (State of Goiás) and Campinas (State of São Paulo).

Corporate Governance

Bradesco is AAA+ rated in Management & Excellence, placed as the first Latin American bank to obtain the highest Corporate Governance rating, in addition to the AA (Great Corporate Governance Practices) rating granted by Austin Rating.

Every shareholder is entitled, in addition to 100% Tag Along to common shares and 80% to preferred shares, to a minimum mandatory dividend of 30% of adjusted net income, higher than the minimum 25% set forth by the Brazilian Corporation Law. The preferred shares are entitled to dividends 10% higher than those attributed to common shares.

Regarding the Corporate Governance structure, Bradesco’s Board of Directors is supported by 5 statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 37 Executive Committees that support the Board of Executive Officers.

On March 10, 2009, all matters of the agenda of the Shareholders’ Meetings were approved, including the reverse split of common and preferred shares with the simultaneous split of each share after the reverse split.

For further information, please visit: http://www.bradesco.com.br/ri/ - Corporate Governance Section.

Share Performance

					In thousands

	Jun09	Dec08	Dec07	Dec06	Dec05	Dec04

Common Shares	1,534,788	1,534,806	1,514,006	1,500,214	1,468,350	1,430,107
Preferred Shares	1,534,900	1,534,900	1,514,006	1,502,435	1,469,817	1,416,491
Subtotal – Outstanding	3,069,688	3,069,706	3,028,012	3,002,649	2,938,167	2,846,598
Treasury Shares	182	164	3,368	1,137	696	-
Total	3,069,870	3,069,870	3,031,380	3,003,786	2,938,863	2,846,598

(*) For comparison purposes, in 2008, shares had 50% bonus paid for the previous years. Likewise, there were 100% bonuses in 2005 and 2007.

On June 30, 2009, Banco Bradesco’s capital stock was R$23 billion, composed of 3,069,688 thousand shares, of which 1,534,788 thousand are common shares and 1,534,900 thousand are preferred shares, all non-par and book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 49% of the voting capital and 24.51% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. The latter is controlled by Fundação Bradesco and Elo Participações e Investimento, which has as shareholders the majority of Bradesco’s Board of Directors’ and Statutory Executive Board’s members.

Number of Shareholders – Resident in the Country and Abroad

	Jun09%		Capital Interest	Jun08%		Capital Interest
			(%)			(%)

Individuals	350,701	89.9	25.8	1,268,619	91.4	26.9
Corporate Clients	37,955	9.7	45.4	116,022	8.3	45.8
Subtotal - Resident in the Country	388,656	99.6	71.2	1,384,641	99.7	72.7
Resident Abroad	1,653	0.4	28.8	3,765	0.3	27.3
Total	390,309	100	100	1,388,406	100	100

Regarding Bradesco’s shareholders, resident in the country and abroad, on June 30, 2009, there were 388,656 shareholders domiciled in Brazil, accounting for 99.6% of total shareholders and holding 71.2% of Bradesco shares. On the other hand, the number of shareholders resident abroad was 1,653, accounting for 0.4% of shareholders and holding 28.8% of Bradesco shares.

There was a common and preferred shares reverse split in the ratio of fifty (50) to one (1) with simultaneous split of each share in the proportion of one (1) to fifty (50), according to the Special Shareholders’ Meeting held on March 10, 2009, reason for the large decrease in the number of Bradesco’s shareholders.

				In R$ (except when indicated)

	2Q09	1Q09	Variation (%)	1H09	1H08	Variation (%)

Net Income per Share	0.75	0.56	33.9	1.31	1.27	3.1
Dividends/Interest on Shareholders' Equity –
Common Share (after Income Tax - IR)	0.197	0.176	11.93	0.373	0.409	(8.8)
Dividends/Interest on Shareholders' Equity –
Preferred Share (after Income Tax - IR)	0.217	0.194	11.9	0.411	0.450	(8.7)
Book Value per Share (Common and Preferred)	12.15	11.50	5.65	12.15	10.98	10.7
Last Business Day Price – Common	23.99	19.22	24.8	23.99	29.30	(18.1)
Last Business Day Price – Preferred	28.98	23.10	25.45	28.98	32.99	(12.2)
Market Value (R$ million) (*)	81,301	65,154	24.8	81,301	95,608	(15.0)

In 2Q09, Bradesco preferred shares appreciated by 25.7% (adjusted per dividends), while Ibovespa had a 25.8% gain. In 1H09, the gain of Bradesco’s preferred shares was 28.7%, while Ibovespa had a 37.1% increase in the period. Also in 1H09 we faced high volatility in the world market and S&P500 reached its lowest level by March. After this point, expectations increased strongly, helping global markets recover. The stabilization in North-American banks after the help received by the sector and tax and monetary incentive contributed to the improvement in the international scenario. Domestically, the strong financial sector, the Government’s tax incentives and the good economic grounds helped Brazilian market to present one of the best performances among important global markets, influenced by the recovery commodities’ world prices, such as oil and ores.

Main Ratios

Market value: considers the closing price of common and preferred shares multiplied by the respective number of shares (disregarding treasury shares).

Market value/Shareholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting shareholders’ equity.

Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last business day of the period. The amount is divided by the accounting shareholders’ equity of the period.

Dividend yield: is the ratio between share price and dividends and/or Interest on Shareholders’ Equity distributed to shareholders in the last 12 months, indicating the investment result by the profit sharing.

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity in the last 12 months, divided by the preferred share closing price of the last day of the period.

Share Performance

Share Performance

Pay Out Index: it indicates the percentage of net income paid as dividends/Interest on Shareholders’ Equity (YTD).

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity (net of income tax) divided by the book net income adjusted by non-recurring goodwill amortization (disregarding legal reserve (5% of net income)).

Dividends/Interest on Shareholders’ Equity – JCP

In 1H09 R$1,372 million was allocated to shareholders as Dividends and Interest on Shareholders’ Equity, equivalent to 31.5% of adjusted net income for the half-year and 31.9%, YTD. The amounts allocated over the years have surpassed the limits set forth by the Brazilian Corporation Law and the Company’s Bylaws.

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Products and Services Market Share

Below, Banco Bradesco S.A. market share in relation to Banking Market, Insurance and Customer Service Network.

	Jun09	Mar09	Jun08	Mar08

Banks – Source: Brazilian Central Bank (Bacen)
Time Deposit	N/A	14.8	11.7	10.5
Savings Deposit	N/A	13.8	13.8	13.7
Demand Deposit	N/A	17.6	18.4	18.4
Loan Operations	13.2	13.5	13.7	13.7
Loan Operations - Auto Individuals	15.2 (*)	15.6	18.8	19.9
Online Collection (Balance)	N/A	29.9	31.7	31.5
Number of Branches	17.7	17.6	17.0	17.0
Banks – Source: International Revenue Service/Brazilian Federal Data
Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	20.6 (*)	21.4	19.8	20.3
Brazilian Unified Tax Collection System Document (DAS)	16.6 (*)	16.6	16.4	15.9
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	14.2 (*)	14.2	14.0	14.0
Benefit Payment to Retirees and Pensioners	19.6	19.6	19.5	19.5
Banks – Source: National Association of Investment Banks (Anbid)
Investment Funds + Portfolios	15.9	15.8	14.1	14.1
Insurance, Private Pension Plans and Certified Savings Plans – Source:
Insurance Superintendence (Susep) and National Agency for
Supplementary Healthcare (ANS)
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	23.1 (*)	22.7	23.6	23.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.3 (*)	23.2	23.6	23.5
Life Insurance and Personal Accident Premiums	16.1 (*)	16.2	16.6	16.6
Auto/Basic Lines (RE) Insurance Premiums	10.1 (*)	10.1	10.7	10.5
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.4 (*)	13.5	12.9	13.1
Health Insurance Premiums	47.0 (*)	46.9	42.3	42.5
Revenues from Private Pension Plans/Contributions (excluding VGBL)	25,4 (*)	22.8	29.6	32.4
Revenues from Certificated Savings Plans	18.8 (*)	18.4	18.3	18.3
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings
Plans	32.7 (*)	33.0	33.9	35.7
Insurance and Private Pension Plans - Source: Fenaprevi
Income on VGBL Premiums	31.9 (*)	31.6	36.9	37.6
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	18.9 (*)	16.6	27.1	32.4
Private Pension Plans Investment Portfolios (including VGBL)	37.2 (*)	37.5	39.2	39.9
Credit and Debit Card - Source: Brazilian Association of Credit Card
Companies (Abecs)
Credit Card Revenue	18.8 (*)	18.8	19.9	20.0
Debit Card Revenue	19.2 (*)	19.4	19.7	19.6
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.6 (*)	19.4	17.1	14.7
Banco Finasa BMC – Source: Bacen
Finabens (Portfolio)	11.4 (*)	11.2	10.5	12.9
Auto (Portfolio) – Including Banco Bradesco	21.8 (*)	22.1	25.4	25.4
Consortia – Source: Bacen
Real Estate	26.6 (*)	26.6	27.8	27.1
Auto	22.5 (*)	24.2	22.9	21.2
Trucks, Tractors and Agricultural Implements	14.1 (*)	13.8	9.3	7.0
International Area – Source: Bacen
Export Market	26.2	23.3	21.7	20.8
Import Market	18.5	17.6	16.3	15.2

(*) Reference date: May 2009.
N/A – Not Available

Bradesco’s clients have broad access to view their operations, carry out financial transactions and acquire high technology products and services made available by ATM, Fone Fácil and Internet channels.

Reiterating our commitment to social responsibility, people with special needs can rely on the Bradesco Dia&Noite Customer Service Channels, as follows:

• Internet banking for the visually impaired;
• Personalized assistance for the hearing impaired, by means of the digital language in Fone Fácil; and
• Access for the visually impaired and wheelchair users in the ATM Network.

Branch Network

Region	Jun09		Market	Jun08		Market

	Bradesco	Market (*)	Share	Bradesco	Market (*)	Share

North	166	781	21.3%	154	734	21.0%
Northeast	530	2,717	19.5%	509	2,647	19.2%
Midwest	285	1,444	19.7%	265	1,403	18.9%
Southeast	1,908	10,497	18.2%	1,794	10,264	17.5%
Southeast	517	3,774	13.7%	471	3,687	12.8%
Total	3,406	19,213	17.7%	3,193	18,735	17.0%

(*) Source: Unicad – Information on Entities of Brazilian Central Bank’s interest.

Compulsory Deposits/Liabilities

%	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Jun07	Mar07

Demand Deposits
Rate [1,5]	42	42	42	45	45	45	45	45	45	45
Additional [2,6]	5	5	5	8	8	8	8	8	8	8
Liabilities*	30	30	30	25	25	25	25	25	25	25
Liabilities (Microfinance)	2	2	2	2	2	2	2	2	2	2
Free	21	21	21	20	20	20	20	20	20	20
Savings Deposits
Rate [3]	20	20	20	20	20	20	20	20	20	20
Additional [2,6]	10	10	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5	5	5
Time Deposits
Rate [4]	15	15	15	15	15	15	15	15	15	15
Additional [2,6]	4	4	5	8	8	8	8	8	8	8
Free	81	81	80	77	77	77	77	77	77	77

* At Banco Bradesco, liabilities are applied to Rural Loan.
1 Collected in cash not remunerated;
2 Collected in cash with the Special Clearance and Custody System (Selic) rate;
3 Collected in cash with the Reference Interest rate (TR) + interest of 6.17 p.a;
4 Pegged to securities. As of the calculation period, from November 3 to 7, 2008, compliance as of November 14, 2008, liabilities are complied 70% in cash not remunerated, and 30% in government securities pegged to the Selic rate; as of January 5 to 9, 2009, compliance as of January 16, 2009, liabilities are complied 60% in cash not remunerated and 40% in government securities pegged to Selic rate;
5 The Deposit Guarantee Association (FGC) from August 2008, as of the calculation period from October 20 to 31, 2008, was prepaid 60 times, for compliance as of October 29, 2008
6 As of the calculation period, from November 17 to 21, 2008, compliance as of December 1, 2008, additional liabilities were collected in government securities pegged to the Selic rate.

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco has been continuously increasing its investments in technology, especially infrastructure, IT and telecommunications, always with a view to providing its clients with higher quality service in a reliable and of high availability environment.

Even in the current economic scenario of changes, increasing investments have shown the strategic importance of technology to face business challenges.

We are strongly targeted at technological innovation, being among the companies that most invest in research and development focused on the banking area, a reference in the financial system.

IT and telecommunication investments try keeping the Customer Service Network updated, functional and safe, and follow the increase in client base, operations volume and outlets, as shown in the chart below:

						R$ million

	1H09	12M08	12M07	12M06	12M05	12M04

Infrastructure	313	667	478	354	245	230
IT/Telecommunication	1,303	2,003	1,621	1,472	1,215	1,302
Total	1,616	2,670	2,099	1,826	1,460	1,532

On a daily basis, approximately over 180 million transactions are processed, from clients and back office, to an account basis that exceeded 52 million, and over 85 million debit/credit cards. E-channels respond for 87% of transactions carried out by clients.

After transferring 100% of mainframe processing platform to the new Information Technology Center (CDI), the migration of servers and subsystems of other technologic platforms are at an advanced stage.

Pointing out our ability in complying with IT, we were the first bank in Brazil to have the image payment system certified. Likewise, all our systems are ready to be introduced to the Authorized Direct Debit (DDA), as from October 2009, with the registration of clients in increasing expansion.

As part of this strategy, we are building a New System Architecture, whose purpose is, among other aspects, adopting a tool bank that provides the systems flexibility, scalability, agility, reutilization and safety, properly meeting business’ needs.

It is also worth highlighting the mass use of security devices such as chip card, biometrics (Palm Secure), security key – card (tancode) and electronic (token), available in customer service channels to provide them safer transactions.

Market Risk

Market Risk Analysis

For Bradesco, risk management is essential in all its activities and uses it to add value to its business as it supports the commercial areas in the planning of its activities, maximizing own and third-party fund use for the benefit of shareholders and the community. For further information on Bradesco’s Risk Management and Compliance, please visit: www.bradesco.com.br/ri Informações Financeiras/Relatórios Trimestrais.

Market Risk

2Q09 was characterized by material changes in the global perspectives and macroeconomic scenario. The feeling that the worst of the crisis is already gone is the headline in the main economic news. Measures to increase liquidity in the market and the stimulus to restore credits were maintained, as well as the flexibility of the monetary policy by the Central Banks throughout the world. Therefore, markets presented material recoveries in financial assets prices, influenced by the economic recovery expectations and the reduction of risk aversion.

This positive environment has contributed to the material fall in volatility in the quarter. However, it is worth pointing out that some news, such as the very likely rating depreciation on the British sovereign debt, and economic indicators showed that the main economies in the world are still fragile. Such concerns had a great influence on the markets, which again had their actions restrained by the end of the quarter, mainly due to the perception of an economic recovery slower than the expected at the beginning of the quarter.

In the domestic scenario, Copom continued the monetary flexibility cycle, reducing the basic interest rate (Selic), which dropped from 11.25% to 9.25%, reaching the lowest historical level after two reductions of 1% in the meetings of April and June. Measures to stimulate the domestic demand, with tax reduction in some sectors, such as in auto, home appliances and construction materials, were maintained and contributed to the recovery in these sectors. The GDP result for 1Q09 left evident the effects of the crisis on the Brazilian economy, with a 0.8% drop, though better than more pessimist expectations that pointed drops of up to 3%.

The quarter-on-quarter decrease in volatility, mainly in the foreign market, implied in the VaR drop for the analyzed period.

VaR – Trading Portfolio

Risk Factors								R$ thousand
	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Jun07

Pre-fixed	5,680	16,282	76,236	24,742	7,142	14,364	59,762	106,750	30,730
General Price Index - Market (IGP-M)	154	54	18	1,231	117	96	67	48	30
Extended Consumer Price Index (IPCA)	69,167	66,173	267,651	157,598	44,136	29,523	83,503	171,362	59,679
Domestic Exchange Coupon	876	7,338	13,991	3,733	390	466	3,239	1,152	866
Foreign Currency	6,709	10,159	23,070	13,150	1,382	2,089	835	6,783	5,352
Variable Income	2,952	12,021	4,499	2,863	6,629	2,823	5,527	1,450	967
Sovereign /Eurobonds and Treasuries	34,619	88,015	170,532	71,811	24,350	50,946	39,444	38,229	17,493
Other	94	57	61	2,253	2,369	3,793	6,700	7,555	5,329
Correlation/Diversification Effect	(35,176)	(70,887)	(112,617)	(72,854)	(24,274)	(46,365)	(129,293)	(217,515)	(68,404)

VaR at the End of the Quarter	85,075	129,212	443,441	204,527	62,241	57,735	69,784	115,814	52,042

Average VaR in the Quarter	91,597	206,152	550,624	97,535	91,960	58,635	82,736	86,960	60,265
Minimum VaR in the Quarter	58,111	120,399	221,038	61,857	58,792	41,442	64,552	33,097	39,367
Maximum VaR in the Quarter	123,059	417,290	750,559	244,827	120,378	69,571	101,611	134,092	90,034

Backtesting – Trading Portfolio VaR

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated, which considers the liquidity effect on positions, with the result obtained with these very positions used in the VaR calculation. Its main purpose is to monitor, validate and evaluate the adherence to the VaR model and the number of disruptions must comply with the reliability interval previously established in the modeling.

Stress Analysis

To estimate the possible loss not included in VaR, the Organization daily evaluates the possible effects on the positions in stress scenarios. Stress analysis is a tool that seeks to quantify the negative impact of shocks and economic events financially unfavorable to Institution’s positions. Thus, crisis scenarios are prepared based on background and future events for risk factors, in which the trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of average estimated loss in a stress situation would be R$1,030 million in the 2Q09, and the maximum estimated loss would be approximately R$1,299 million.

Trading Portfolio Stress Analysis

								R$ million

	Without Diversification					With Diversification

	Jun09	Mar09	Dec08	Sep08	Jun08	Jun09	Mar09	Dec08	Sep08

At the end of the quarter	1,552	1,827	1,860	758	272	900	1,022	1,295	477
Average in the quarter	1,743	1,792	1,893	476	511	1,030	1,118	1,425	295
Minimum in the quarter	1,385	1,502	610	265	295	871	837	382	199
Maximum in the quarter	2,133	2,251	2,755	803	824	1,299	1,576	2,052	477

Besides the follow-up and control of VaR and stress analysis, a sensitivity analysis of the trading portfolio is made daily, measuring the effect of market curves and prices movements on the portfolio.

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Independent Auditors’ Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our audits of the financial statements of Banco Bradesco S.A. and its subsidiaries as of June 30, 2009 and 2008, on which we expressed an unqualified opinion in our report dated July 31, 2009, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank’s management to permit additional analysis and is not a required part of the Quarterly Information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil -IBRACON, in conjunction with the Federal Accounting Council - CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that this information be fairly presented in all material respects, in relation to the financial statements referred to in paragraph one, taken as a whole.

São Paulo, July 31, 2009

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee´s Report and Fiscal Council´s Report

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001 2000

Management Report

Dear Shareholders,

We hereby present to you the Consolidated Financial Statements of Banco Bradesco S.A. for the first half of 2009, pursuant to the Brazilian Corporation Law.

In the past months, the global economy has shown signs of recovery, compatible with unprecedented monetary and tax incentive throughout the world. Notwithstanding, Bradesco maintains a cautious attitude towards the world economy, observing it with attention. It is possible to catch a glimpse of a scenario that slowly and gradually grows throughout next quarters. In Brazil, the crisis has generated significant opportunities, making it possible for the country to positively distinguish itself from other emerging countries. Brazilian economy is in a moment of exchange appreciation and interest rate decrease – one digit already – and families’ consumption has been growing fast, but still lower as compared to some months ago. Domestic recovery signs are unmistakable and point at a better second semester, reinforcing optimism towards the country.

At Bradesco Organization, amongst the material events of the period, we can highlight:

  March 10, date of Bradesco’s 66th anniversary, was very important for us. Mr. Luiz Carlos Trabuco Cappi, having worked 40 years for the Organization, was the successor of Mr. Márcio Artur Laurelli Cypriano, as the CEO of Banco Bradesco. Mr. Cypriano have reached the limit age provided for by the Bank’s Bylaws for the position and after 10 years of profitable and calm management, did not have his term renewed. He remains as a member of the Board of Directors, providing the Organization with his important collaboration.

  Also on March 10, the Special Shareholders’ Meeting approved the Bank’s common and preferred shares reverse split, in the ratio of fifty (50) to one (1), with simultaneous split for each share, after they are grouped in the proportion of one (1) to fifty (50), respecting the respective type of shares. For the rounding of shareholdings that arise from fractions of shares, a 61-day term was granted ending on June 8, 2009. The auction of shares arising from fractions was held on June 24, 2009 at BM&FBOVESPA. The total number of shares was sold;

  On June 3, Bradesco entered into a partnership with SEB- Skandinaviska Enskilda Banken, from Sweden, to offer Cash Management solutions to its clients. With this agreement, the Bank will increase even more its share in the world market;

  On June 4, Bradesco entered into a “Private Instrument of Share Merger Commitment and other Covenants” with Banco ibi S.A., aiming at the acquisition of the totality of its capital stock. In addition, it is part of the deal to enter into a Partnership Agreement with C&A Modas Ltda. to, together, exclusively sell, financial products and services by means of C&A stores, for a twenty-year term. The operation is pending the approval of competent authorities; and

  On June 30, the Bank sold part of its interest in the capital stock of Companhia Brasileira de Meios de Pagamento (Visanet Brasil), in the process of Secondary Public Offering of Common Shares, having Banco Bradesco BBI S.A. as one of its coordinators.

1. Result for the Period

In the half-year, Bradesco recorded a Net Income of R$4.020 billion, corresponding to R$1.31 per share and annualized profitability of 23.69% on average Shareholders’ Equity(*). The annualized return on Average Total Assets stood at 1.71%, compared to 2.25% recorded in the previous year.

Net Income counted on the partial sale of Bradesco’s interest in Visanet Brasil, by means of the IPO held in June 2009, resulting in a gross income of R$2 billion, already deducting offering costs. It was also affected by higher Additional Allowance for Doubtful Account, in the amount of R$1.3 billion.

In the period, the Organization’s own taxes and contributions including social security contributions, paid or provisioned, totaled R$7.135 billion, of which R$2.950 billion of taxes withheld collected from third-parties, mainly from financial intermediation, and R$4.185 billion was calculated based on the activities developed by Bradesco Organization, equivalent to 104% of Net Income.

The Operating Efficiency Ratio - IEO, accumulated for 12 months, improved from 42.58% on June 30, 2008, to 41.98%, on June 30, 2009, reflecting the control of administrative expenses and the permanent effort to increase revenues.

In 1H09, R$3.253 billion were paid and provisioned as Interest on Shareholders’ Equity and Dividends, of which R$1.372 billion as income for the period (R$210 million as monthly payments and R$1.162 billion provisioned) and R$1.881 billion referring to 2008 (a monthly payment of R$39 million on January 2, 2009 and a supplementary payment of R$1.842 billion on March 9, 2009).

2. Capital and Reserves

The Capital Stock realized, at the end of the half-year, was R$23 billion. Added to Equity Reserves of R$14.277 billion, it comprised the Shareholders’ Equity in the amount of R$37.277 billion, a growth of 10.58% compared to the previous year, corresponding to a book value of R$12.14 per share.

Calculated based on the quotation of its shares, Bradesco’s market value reached R$81.301 billion on June 30, equivalent to 2.18 times the accounting Shareholders’ Equity.

The Managed Shareholders’ Equity corresponds to 7.80% of consolidated Asses amounting to R$482,478 billion, a 19.65% growth over June 2008. Therefore, the capital adequacy ratio in the consolidated financial result reached 17.75% and 17.00% in the consolidated economic-financial result, therefore, higher than the minimum of 11% set forth by Resolution 2,099, of August 17, 1994, of the National Monetary Council, in conformity with the Basel Committee. At the end of the period, the fixed assets to shareholders’ equity ratio compared to consolidated reference shareholders’ equity stood at 45.60% in the consolidated financial result and 15.13% in the consolidated economic-financial result, in conformity with the maximum limit of 50%.

Pursuant to Article 8 of Circular Letter 3,068, dated November 8, 2001 of the Brazilian Central Bank, Bradesco declares to have financial capacity and plans to hold to maturity securities classified in the “held-to-maturity securities” category.

3. Fund Raising and Management

Global funds raised and managed by Bradesco Organization amounted to R$647.574 billion on June 30, a growth of 17.62% y-o-y and distributed as follows:

• R$267.222 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings account;

• R$211.693 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 14.81% higher than June 2008;

• R$92.624 billion recorded at the exchange portfolio, borrowings and onlendings, own working capital, tax payment and collection and related taxes, funds from issuance of securities, subordinated debt in the country and other funding;

• R$68.829 billion recorded in technical provisions for insurance, supplementary private pension plan and certificated savings plan, with a 10.89% increase when compared to the previous year; and

• R$7.206 billion in foreign funding, by means of public and private issuances, subordinated debt and securitization of future financial flows, representing US$3.692 billion.

4. Loan Operations

The balance of consolidated loan operations at the end of the period amounted to R$212.768 billion, an 18.12% growth compared to the same period of 2008, including:

• R$9.613 billion in advances on exchange contracts, for a total portfolio of US$10.843 billion of export financing;

• US$2.222 billion in foreign currency import financing operations;

• R$22.447 billion in leasing;

• R$10.731 billion in the rural area;

• R$58.589 billion in consumer financing;

• R$31.259 billion in sureties and guarantees;

• R$6.400 billion of credit cards receivables; and

• R$14.463 billion from foreign and domestic fund onlending operations, mainly originated from the BNDES – National Economic and Social Development Bank, as one of the main onlending agent.

For Real Estate Financing, in 1H09 Bradesco Organization allocated funds for the construction and acquisition of own house in the amount of R$1.906 billion, corresponding to 13,948 properties.

The consolidated balance of allowance for loan losses reached R$13.871 billion, equivalent to 7.73% of the total loan operations volume, with a R$2.992 billion excess provision referring to the minimum required by the Central Bank.

5. Bradesco Distribution Network

The Organization has a distribution network based on efficiency standards and advanced technology, to offer comfort, easiness and safety to its clients and users. At the end of the half-year, there were 34,687 outlets, as shown below, with 30,191 Bradesco Dia&Noite ATMs, 29,748 of them also working on weekends and holidays, in addition to 6,239 Banco24Horas ATMs, available to Bradesco’s clients, who can do withdrawals, print statements and view balances. The network also had 822 Correspondent Banks from Banco Finasa BMC, available for services in the payroll-deductible loans and vehicles segments.

5,858 Branches, PABs (Banking Service Branch) and PAAs (Advanced Service Branch) in the country (Branches: Bradesco’s 3,374, Banco Finasa BMC 27, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; PABs: 1,192; and PAAs: 1,260);

4 Branches Overseas, 1 in New York, 2 in Grand Cayman and 1 in Nassau, in the Bahamas;

7 Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Securities UK Limited, in London, Bradesco Services Co., Ltd., in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong);

6,011 Banco Postal Branches;

17,699 Bradesco Expresso service stations;

1,528 PAEs - Electronic Service Branches in Companies;

3,516 Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM network; and

64 Branches of Finasa Promotora de Vendas, a company present in 23,077 car dealers.

6. Banco Bradesco BBI

To support company’s capitalization, Bradesco, through Banco Bradesco BBI S.A., intermediated primary and secondary offering of shares, debentures and promissory notes, in addition to Receivables Securitization Fund operations that, in the period, totaled, R$13.547 billion, representing 61.50% of the total volume of these issuances recorded at the CVM – Brazilian Securities and Exchange Commission. It also stood out in Projects Financing and Structured Operations, managing the structuring, origination, distribution and management of clients’ assets, flows and financial inventory.

7. Grupo Bradesco de Seguros e Previdência

With significant presence in the areas of Insurance, Supplementary Private Pension Plan and Certificated Savings Plan, Grupo Bradesco de Seguros e Previdência posted on June 30, Net Income of R$1.288 billion and Shareholders’ Equity of R$10.060 billion. Net premiums issued recorded R$11.608 billion, with a 4.36% y-o-y growth.

8. Corporate Governance

Bradesco Organization is permanently seeking to improve its relationship with shareholders and stakeholders, as well as to strengthen its performance in every segment it operates, by adopting the best Corporate Governance practices that place great emphasis on improving internal controls and establish strict professional conduct rules, and whose effort to maintain appropriate safety standards, reliability or dynamism can be seen in every area.

Many initiatives have been adopted, among which:

• monthly payment of Dividends and/or Interest on Shareholders’ Equity;

• adhesion to BM&FBOVESPA S.A.’s Corporate Governance Level 1;

• 100% tag along for common shares and 80% for preferred shares;

• Corporate Code of Ethical Conduct and Sectorial Codes of Ethical Conduct for the Accounting and Financial Management Areas, for the Financial and Capital Markets Professional and for the Purchasing Professional;

• implementation of the following Statutory Committees: Audit, Ethical Conduct, Internal Control and Compliance, Integrated Risk Management and Capital Allocation and Compensation;

• creation of Bradesco Organization’s Executive Committees of Corporate Governance, Disclosure, Social and Environmental Responsibility, Prevention and Action Against Against Money Laundering and Terrorism Financing, among others;

• transparence when simultaneously disclosing information to the market in two languages (Portuguese and English);

• since its shares are traded in stock markets abroad, its financial statements are prepared in US GAAP, the North-American generally accepted accounting practices; and

• precise definition of each Management Body’s duties.

To reaffirm the commitment to strengthening the Organization and, consequently contributing to maintain its “going concern” status, the following Policies have been implemented by the Board of Directors:

• Corporate Governance;

• Disclosure of Material Act or Fact and Trading of Securities;

• Internal Controls and Compliance;

• Political Contributions Corporate Policy;

• Social and Environmental Responsibility Corporate Policy;

• Human Resources Management;

• Information Security;

• Credit, Market and Liquidity and Operating Risk Management;

• Bradesco Volunteer Program;

• Know Your Client – Prevention and Action Against Money Laundering and Terrorism Financing;

• Know Your Employee and Guidelines Against Corruption, Money Laundering and Terrorism Financing; and

• Transactions with Related Parties.

Bradesco is the first Latin-American bank to obtain the highest Corporate Governance rating (AAA+) from Management & Excellence, in addition to the AA rating (Great Corporate Governance Practices) from Austin Rating, what proves the Organization’s commitment to its shareholders, clients, investors, employees and public in general, highlighting its solidity, transparency, liquidity and social and environmental responsibility.

It is important to notice that, pursuant CVM Rule 381, Bradesco Organization did not neither contract nor had services provided by PricewaterhouseCoopers Auditores Independentes not related to external audit on levels exceeding 5% of its total costs in the period.

The policy adopted complies with the principles preserving the auditor’s independence, in accordance with internationally accepted criteria, which are: the auditor must neither audit its own work, nor perform managerial tasks at its client or promote its client’s interests.

At the Annual Shareholders’ Meeting held on March 10, 2009, it resolved to maintain the Fiscal Council, composed by 3 sitting members and 3 alternate members, with term of office until March 2010. One of the sitting members and his/her alternate is chosen among the preferred shareholders.

8.1. Internal Controls and Compliance

Based on a policy defined and approved by the Board of Directors, the Organization maintains updated all the components of internal controls systems, in order to mitigate the potential losses derived from its risk exposure and the strengthening of corporate governance-related processes and procedures. The staff structure, with an exclusive dedication, combined with investments in technology and training and staff recycling, on the whole, confirms that Bradesco’s internal controls management and compliance are effective and the Company complies with the requirements of regulatory agencies and is in line with international standards.

The flows of processes and systems of the Organization are continuously revaluated and adherence tests are regularly made to measure the effectiveness of existing controls. The work fully involves the areas, the Internal Controls and Compliance and Audit Committees and results in reports to the Board of Directors, in line with the main control frameworks, such as COSO – Committee of Sponsoring Organizations of the Treadway Commission and COBIT – Control Objectives for Information and Related Technology, which comprise business and technology aspects, respectively, as well as meeting the requirements of the PCAOB – Public Company Accounting Oversight Board and Section 404 of U.S. Sarbanes-Oxley Act.

In compliance with Section 404 of U.S. Sarbanes-Oxley Act, the layout of the processes is adequate, with identified risks and assessed controls. Adherence tests have not identified any deficiencies that would compromise processes certification, in the report with reference date as of December 31, 2008, filed at SEC - Securities and Exchange Commission, jointly with the related US GAAP financial statements.

Deficiencies that might compromise internal control process certification have not been identified in 1H09, in accordance with adherence tests carried out in this period.

Prevention and Action Against Money Laundering and Terrorism Financing

The Organization maintains specific policies, processes and systems to prevent and/or detect the utilization of its structure, products and services for money laundering purposes or to finance terrorism. Meaningful investments are made in the training of its employees, with programs in several formats, such as the availability of instruction leaflets, videos, e-learning courses and on-site lectures, including those specific for areas requiring these activities.

A multi-departmental commission evaluates the relevance of submitting suspicious or atypical cases to proper authorities, whether or not the operation has been carried out.

On a quarterly basis, the Executive Committee of Action Against Money Laundering and Terrorism Financing holds meetings to evaluate the progress of works and the need of adopting new measures with a view to aligning the Organization’s Program Against Money Laundering and Terrorism Financing to the rules issued by regulatory agencies and to the best domestic and international practices.

Information Security

It basically comprises a set of controls, including processes, organization structures, policies, rules and safety procedures. It aims at protecting the clients’ and Organization’s information, with regards to confidentiality, integrity and availability.

8.2. Transparency and Information Disclosure Policies

With regards to its relationship with investors and the market in general, Bradesco promoted in the period, 69 internal and external meetings with analysts, 37 conference calls, 7 APIMEC – Association of the Capital Markets Investment Analysts and Professionals presentations, and 10 events abroad, in addition to the quarterly disclosure of the Economic and Financial Analysis Report, a detailed report containing the most requested information by specialized readers. Bradesco also took part in the event “Meeting the Investor”, promoted by INI – National Investor Institute, answering to individual clients’ questions.

The Investor Relations area, at www.bradesco.com.br, provides information on Bradesco Organization, such as, its profile, history, ownership structure, management reports, financial results, its latest acquisitions, APIMEC meetings, besides other financial market-related issues, in Portuguese and in English.

The Bank monthly distributes the Cliente Sempre em Dia newsletter, with 400 thousand copies; quarterly, the Acionista Sempre em Dia, with 39 thousand copies and the Revista Bradesco, with 25 thousand copies, all of them for the external public. Every year it publishes the Management and Sustainability Reports.

9. Risk Management

For the Organization, caution principles are always included in the policies, procedures and targets. Decisions rely on factors that combine the return on the risk previously known and assessed, allowing risk management to operate as a strong support to define business goals.

These principles have ensured consistency to face the market turmoil in light of current global financial crisis. We point out few measures that led us to these results:

• proper equity to the operations;

• identification of risks and their correct assessment;

• management of mismatching of own portfolio positions hedge;

• provisions for margin losses to deal with volatile scenarios;

• strict evaluation of credit upon granting and portfolio follow-up;

• correct assessment of guarantees and liquidity; and

• improvement of models and risks pricing processes.

The risk management structure is prepared to meet the New Basel Capital Accord guidelines, and is in line with business activities, without losing its independency, focus and quality, which is supported by an area exclusively loyal and subordinated to an Executive Officer and to the Presidency of Bradesco Organization.

9.1. Credit Risk

The Credit Risk Management at the Organization, in line with the best practices, is a continuous and evolutional process of mapping, measurement and diagnosis of models, instruments, policies and procedures in force, requiring a high level of discipline and control in the analyses of operations carried out, preserving the integrity and the independence of the processes. Policies are concerned with concentration, granting, guarantees requirement and terms that do not compromise the portfolio expected quality.

9.2. Market Risk

In compliance with the recommendations and rules of the regulatory agencies and in line with the best methodologies and models practiced in the domestic and foreign markets, market risk is carefully monitored, measured and managed. The market risk management policy is conservative, and the risk, result and exposure limits are defined by the Senior Management and daily monitored on an independent basis.

9.3. Liquidity Risks

The liquidity risk management aims at controlling distinct mismatching for the settlement terms of rights and obligations, as well as the liquidity of financial instruments employed in the management of operations. Therefore, the liquidity policy approved by the Senior Management comprises the daily monitoring of the composition of available funds, the observance to the minimum liquidity level and the contingency plan for stress situations.

9.4. Operating Risk

Bradesco Organization, based on the dissemination of the culture, availability of tools, disclosure of policies and implementation of corporate methodologies, considers the operating risk management activity fundamental for the generation of added value.

Bradesco has been continuously preparing itself to comply with the guidance of the New Basel Capital Accord, according to the Schedule established by the Brazilian Central Bank. The goal is to be qualified for the Capital Allocation Model by AMA – Advanced Measurement Approach, as the adoption of this method will result in a smaller capital allocation.

It is worth mentioning the development process of a new corporate system platform, which will integrate in a single database the operating risk and internal controls information, also comprising the requirements established by the Sarbanes-Oxley Act, Section 404.

9.5. Business Continuity Management – BCM

The process of managing its business continuity is dealt on a corporate basis and encompasses the Organization’s main activities. The Management is based on the preparation of plans using methodologies and tools that formalize the measures to be adopted so that in situations of crisis, the recovery and the continuation of business processes are effective, avoiding or minimizing financial losses both of Bradesco, its clients and stakeholders.

10.Human Resources

Bradesco’s Human Resources Managerial Policy maintains a model of excellence, guided by respect and transparency in its relations through continual investment in development, knowledge sharing and valuation of the human being. In the period, there were 1,075 courses, with 960,722 attendances.

It is important to highlight the assistance benefits, focused on ensuring well-being, improving quality of life and safety of employees and their dependents. At the end of the period, it reached 184,700 lives.

11. Sustainability at Bradesco Organization

Bradesco Organization is constantly seeking to include the concept of sustainability in its corporate practices, taking into consideration not only economic aspects, but also social and environmental aspects.

Regarding our strategic repositioning, the Organization grounds its actions in three pillars:

- Sustainable Finance - focusing on facilitating the population’s access to financial services, expand credit offer in a responsible way and maintain quality products and services that take into consideration social and environmental criteria. Banking inclusion is present in Bradesco’s initiatives since the beginning of its activities;

- Responsible management – with actions in line with a Social and Environmental Responsibility Policy, the appreciation and development of employees and the commitment to the most important international agencies, such as the Global Compact, the Millennium Developments Objectives and the Equator Principles, reifying as sustainability indexes (Dow Jones Sustainability Index, Index of the New York Stock Exchange, and ISE – Corporate Sustainability Index of the BM&FBOVESPA) and several certifications and acknowledgements; and

- Social and environmental investments - through Fundação Bradesco, Finasa Sports Program, Fundação Amazonas Sustentável and other programs aimed at education, culture and the conservation and preservation of the environment.

Therefore, in the Organization’s practices and businesses, it is possible generating results that benefit all our interest publics.

Fundação Bradesco

Bradesco Organization, aiming at contributing to the improvement of education in Brazil, develops a broad social and educational program, by means of Fundação Bradesco, which maintains 40 Schools primarily installed in the country’s most underprivileged regions in all Brazilian states and the Federal District.

This year, with a planned budget of R$231,343 million, it will provide over 642 thousand assistances across its performance segments, with free and quality education, of which 112 thousand students are served in their own Schools, in Basic Education – from Kindergarten to High School and Technical Professional Education in high school level -, in Youth and Adult Education and in the Preliminary and Continuing Qualification, and more than 530 thousand assistances in other on-site and distance education courses, through its Virtual School, its e-learning portal and CIDs – Digital Inclusion Centers. Meals, medical and dental assistance, uniform and school supplies are ensured for approximately 50 thousand Basic Education students, free of charge.

On March 15, all units of Fundação Bradesco promoted, for the 7th consecutive year, the National Day for Volunteer Action, gathering over 31 thousand volunteers in more than 248 sites, including schools of Fundação Bradesco and CIDs – Digital Inclusion Centers, providing more than 1.6 million services in the areas of citizenship, education, leisure, sports and environment.

Finasa Sports Program

Bradesco Organization also supports the development of citizenship and social inclusion of children and teenagers, by means of Finasa Sports Program, which has been promoting sports, education, health and well-being for over 21 years.

The Program has, in the City of Osasco, São Paulo, 53 qualification and specialization centers to teach volleyball and basketball in state schools and in Municipal Sports Centers, in SESI and in private schools, including Fundação Bradesco’s school units. It currently assists over 2,300 9 to 18 year-old girls, emphasizing the commitment to defending a Country open to talent, effort and citizenship valuation.

12.Acknowledgements

Rankings – We have registered important acknowledgements to Bradesco in the period:

• Bradesco is the 12th most valuable brand in the world in the banking segment, according to a study prepared by the international consulting firm Brand Finance, published on the special issue Top 500 Global Financial Brands 2009, of The Banker magazine, which also showed Bradesco as the 5th largest brand value in the world among the retail Banks and the most valuable brand in Brazil;

• Bradesco is the most valuable brand in Brazil, for the third consecutive year, according to a study prepared by the specialized advisory firm BrandAnalytics/Millward Brown, for IstoÉ Dinheiro magazine;

• It was chosen as the Institution with best quality in treasury operations in Latin America by Global Finance magazine, a publication specialized in international finance, in the Best Provider of Money Market Funds in Latin America category;

• Winner in the categories Best Work in Air and Best Work in Fauna and Flora in the third edition of Brazil Environment Award (Prêmio Brasil de Meio Ambiente), coordinated by Editora JB, which is responsible for the publication of Jornal do Brasil newspaper;

• The first Brazilian company to receive the Golden Peacock Global Award for Corporate Social Responsibility 2009. The acknowledgement is given to companies that adopt the best corporate social and environmental responsibility policies;

• Recognized as the best Private Banking of the country, for the second consecutive year, by Euromoney magazine, one of the most respected publications specialized in international finances; and

• Bradesco Asset Management – BRAM received the maximum grade from Moody’s, one of the main risk assessment agencies of the world rated with MQI, the highest grade in the international management quality level.

13.Special Thanks

All these accomplishments and achievements renew the enthusiasm and reaffirm Bradesco’s effort in exceeding expectations, always based on the quality of services, products and in the continuous determination in offering a quality and efficient service. For the results achieved, we thank the support and the trust of our shareholders and clients and the dedicated work of our personnel and other employees.

Cidade de Deus, July 31, 2009

Board of Directors

and Board of Executive Officers

(*) It does not take into accounts the mark-to-market effect of available-for-sale securities in the shareholders’ equity.

Consolidated Balance Sheet – R$ thousand

Assets	2009		2008

	June	March	June

Current assets	368,673,601	363,187,181	310,899,749
Funds available (Note 6)	9,001,287	7,533,368	5,134,195
Interbank investments (Notes 3d and 7)	88,862,144	92,518,981	73,020,232
Investments in federal funds purchased and securities sold under agreements to repurchase	81,475,647	83,094,204	67,421,911
Interbank deposits	7,387,390	9,425,217	5,613,708
Allowance for losses	(893)	(440)	(15,387)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	127,876,226	109,441,918	102,326,284
Own portfolio	99,903,567	86,932,457	82,905,367
Subject to repurchase agreements	1,020,120	54,789	7,117,375
Derivative financial instruments	2,647,609	2,022,601	1,178,321
Restricted deposits - Brazilian Central Bank	17,919,453	14,413,471	7,129,041
Subject to collateral provided	6,311,915	5,975,073	3,641,316
Securities purpose of unrestricted purchase and sale commitments	73,562	43,527	354,864
Interbank accounts	16,129,013	15,211,438	25,619,040
Unsettled payments and receipts	826,442	448,405	954,607
Restricted credits: (note 9)
- Restricted deposits - Brazilian Central Bank	15,239,671	14,731,881	24,580,053
- National treasury - rural loan	578	578	578
- National housing system (SFH)	5,474	4,934	5,398
Correspondent banks	56,848	25,640	78,404
Interdepartmental accounts	23,460	14,731	90,980
Internal transfer of funds	23,460	14,731	90,980
Loan operations (Notes 3g, 10, 32b)	74,089,094	75,933,451	70,825,659
Loan operations:
- Public sector	624,449	703,541	64,871
- Private sector	82,002,980	82,491,208	76,540,102
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(8,538,335)	(7,261,298)	(5,779,314)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,824,455	7,421,374	4,953,409
Leasing receivables:
- Public sector	73,416	74,401	58,915
- Private sector	14,092,489	13,177,699	8,659,037
Unearned income from leasing	(5,749,030)	(5,395,771)	(3,583,003)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(592,420)	(434,955)	(181,540)
Other receivables	43,307,022	53,674,549	27,482,392
Receivables on sureties and guarantees honored (Note 10a-3)	10,569	7,347	20,961
Foreign exchange portfolio (Note 11a)	20,153,846	33,385,361	12,243,328
Receivables	536,367	505,129	307,764
Securities trading	1,239,522	874,432	860,821
Specific loan	880	882	-
Insurance premiums receivable	2,060,038	2,060,151	1,341,014
Sundry (Note 11b)	19,807,701	17,326,267	12,822,360
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(501,901)	(485,020)	(113,856)
Other assets (Note 12)	1,560,900	1,437,371	1,447,558
Other assets	677,923	636,632	563,390
Provision for depreciation	(246,152)	(237,120)	(212,269)
Prepaid expenses (Notes 3i and 12b)	1,129,129	1,037,859	1,096,437
Long-term receivables	105,627,474	110,936,672	86,846,459
Interbank investments (Notes 3d and 7)	774,267	823,033	671,952
Interbank investments	774,267	823,033	671,952

Assets	2009		2008

	June	March	June

Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	18,233,782	21,374,287	16,629,979
Own portfolio	14,190,644	19,989,450	13,159,582
Subject to repurchase agreements	194,734	906,353	1,916,998
Derivative financial instruments	540,506	259,290	895,100
Restricted deposits - Brazilian Central Bank	788,271	-	184,565
Privatization currencies	99,365	99,270	100,682
Subject to collateral provided	2,420,262	119,924	373,052
Interbank accounts	467,665	464,454	453,367
Restricted credits: (Note 9)
- SFH	467,665	464,454	453,367
Loan operations (Notes 3g, 10 and 32b)	51,628,627	53,455,038	46,395,589
Loan operations:
- Public sector	643,684	767,150	661,985
- Private sector	54,456,020	55,351,266	48,062,536
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(3,471,077)	(2,663,378)	(2,328,932)
Leasing operations (Notes 2, 3g, 10 and 32b)	13,272,628	13,234,717	9,616,332
Leasing receivables:
- Public sector	7,196	16,500	62,473
- Private sector	23,943,288	23,420,279	16,350,316
Unearned income from leasing	(9,920,770)	(9,631,466)	(6,553,160)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(757,086)	(570,596)	(243,297)
Other receivables	20,899,688	21,197,924	12,468,208
Receivables	160	279	331
Trading securities	703,247	1,333,104	535,281
Sundry (Note 11b)	20,206,070	19,873,770	11,937,852
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(9,789)	(9,229)	(5,256)
Other assets (Note 12)	350,817	387,219	611,032
Other assets	637	1,187	1,277
Provision for devaluations	-	-	(55)
Prepaid expenses (3i and 12b)	350,180	386,032	609,810
Permanent assets	8,176,532	8,017,091	5,485,562
Investments (Notes 3j, 13 and 32b)	1,053,495	1,095,181	784,213
Interest in unconsolidated companies:
- Local	573,655	579,192	559,348
Other investments	830,013	866,185	576,299
Allowance for losses	(350,173)	(350,196)	(351,434)
Premises and equipment (Notes 3k and 14)	3,283,406	3,275,273	2,187,798
Premises and equipment	1,025,849	1,030,669	1,095,637
Other premises and equipment	6,599,791	6,634,820	3,965,919
Accumulated depreciation	(4,342,234)	(4,390,216)	(2,873,758)
Leased assets (Note 14)	16,295	10,854	9,241
Leased assets	29,455	22,222	16,057
Accumulated depreciation	(13,160)	(11,368)	(6,816)
Intangible assets	3,823,336	3,635,783	2,504,310
Intangible assets (Note 15)	6,777,599	6,366,661	4,637,923
Accumulated amortization	(2,954,263)	(2,730,878)	(2,133,613)
Total	482,477,607	482,140,944	403,231,770

The Notes are an integral part of the Financial Statements.

Liabilities	2009		2008

	June	March	June

Current liabilities	276,610,508	270,904,658	242,973,250
Deposits (Notes 3n and 16a)	91,358,767	89,839,871	81,221,329
Demand deposits	27,416,181	24,999,970	25,843,131
Savings deposits	38,502,687	37,391,607	34,149,450
Interbank deposits	420,628	384,993	483,638
Time deposits (Note 32b)	24,057,449	26,181,451	19,813,735
Other deposits	961,822	881,850	931,375
Federal funds purchased and securities sold under agreements to repurchase (notes 3n and 16b)	74,593,479	63,115,027	71,530,724
Own portfolio	4,560,995	4,069,749	15,532,672
Third-party portfolio	68,409,839	55,702,256	52,764,502
Unrestricted portfolio	1,622,645	3,343,022	3,233,550
Funds from issuance of securities (Notes 16c and 32b)	3,056,109	3,005,901	1,245,738
Exchange acceptances	207	256	28,381
Mortgage and real estate notes and letters of credit and others	2,305,081	2,223,898	1,005,414
Debentures (Note 16c-1)	11,474	76,119	26,972
Securities issued abroad	739,347	705,628	184,971
Interbank accounts	195,798	123,920	400,313
Interbank onlending	3,361	1,851	-
Correspondent banks	192,437	122,069	400,313
Interdepartmental accounts	1,707,909	2,163,045	2,057,534
Third-party funds in transit	1,707,909	2,163,045	2,057,534
Borrowing (Notes 17a and 32b)	10,658,504	12,049,075	7,839,365
Local borrowing - official institutions	-	10	97
Local borrowing - other institutions	529	525	410
Borrowing abroad	10,657,975	12,048,540	7,838,858
Local onlending - official institutions (Notes 17b and 32b)	7,342,951	6,927,635	6,213,643
National treasury	111,509	103,631	29,782
National bank for economic and social development (BNDES)	3,026,602	2,864,867	2,757,579
Federal savings bank (CEF)	16,168	16,213	15,749
Fund for financing the acquisition of industrial machinery and equipment (Finame)	4,188,664	3,942,916	3,410,515
Other institutions	8	8	18
Foreign onlending (Notes 17b and 32b)	450	381	1,189,880
Foreign onlending	450	381	1,189,880
Derivative financial instruments (Notes 3f and 32)	2,416,504	2,075,938	1,246,513
Derivative financial instruments	2,416,504	2,075,938	1,246,513
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	51,115,819	49,019,882	44,769,886
Other liabilities	34,164,218	42,583,983	25,258,325
Collection of taxes and other contributions	2,064,836	2,498,280	2,287,737
Foreign exchange portfolio (Note 11a)	11,127,939	22,367,012	5,545,971
Social and statutory	1,321,337	771,495	1,390,186
Fiscal and social security (Note 20a)	3,653,942	2,081,029	3,062,375
Securities trading	1,680,711	1,139,803	780,780
Financial and development funds	6,168	6,342	4,517
Subordinated debts (Notes 19 and 32b)	414,715	564,949	623,581
Sundry (Note 20b)	13,894,570	13,155,073	11,563,178
Long-term liabilities	167,963,529	175,319,989	126,177,976
Deposits (Notes 3n and 16a)	76,153,161	79,263,263	41,531,007
Interbank deposits	68,653	21,171	1,637
Time deposits (Note 32b)	76,084,508	79,242,092	41,529,370
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	25,116,305	28,544,174	26,747,410
Own portfolio	25,116,305	28,544,174	26,747,410

Liabilities	2009		2008

	June	March	June

Funds from issuance of securities (Notes 16c and 32b)	4,638,078	6,273,819	4,209,319
Exchange acceptances	-	-	185
Mortgage and real estate notes and letters of credit and others	180,003	196,584	21,364
Debentures (Note 16c-1)	730,000	1,455,357	1,455,352
Securities issued abroad	3,728,075	4,621,878	2,732,418
Borrowing (Notes 17a and 32b)	422,916	631,081	435,696
Local borrowing - official institutions	-	19	186
Borrowing abroad	422,916	631,062	435,510
Local onlending - official institutions (Notes 17b and 32b)	10,656,234	10,812,027	9,057,746
BNDES	4,123,899	4,129,875	3,380,008
CEF	77,347	80,280	87,254
Finame	6,454,299	6,601,132	5,589,716
Other institutions	689	740	768
Derivative financial instruments (Notes 3f and 32)	182,695	217,949	351,210
Derivative financial instruments	182,695	217,949	351,210
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	17,712,772	17,653,175	17,297,853
Other liabilities	33,081,368	31,924,501	26,547,735
Fiscal and social security (Note 20a)	10,297,742	9,590,431	8,145,837
Subordinated debts (Notes 19 and 32b)	19,991,141	19,709,056	16,062,275
Sundry (Note 20b)	2,792,485	2,625,014	2,339,623
Deferred income	272,278	272,930	207,444
Deferred income	272,278	272,930	207,444
Minority interest in subsidiaries (Note 22)	354,527	337,010	162,182
Shareholders' equity (Note 23)	37,276,765	35,306,357	33,710,918
Capital:
- Domiciled in Brazil	22,074,630	22,135,032	21,731,113
- Domiciled abroad	925,370	864,968	1,268,887
Capital reserves	62,614	62,614	63,171
Profit reserves	14,508,614	12,936,218	9,677,868
Assets valuation adjustments	(289,283)	(687,295)	972,987
Treasury shares (Notes 23d and 32b)	(5,180)	(5,180)	(3,108)
Shareholders’ equity managed by the Parent Company	37,631,292	35,643,367	33,873,100
Total	482,477,607	482,140,944	403,231,770

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand

	2009		2008

	2nd quarter	1st quarter	1st half	1st half

Revenues from financial intermediation	16,188,977	16,499,653	32,688,630	24,949,103
Loan operations (Note 10j)	7,608,007	7,848,097	15,456,104	12,993,753
Leasing operations (Note 10j)	915,220	888,685	1,803,905	890,276
Operations with securities (Note 8h)	3,405,791	4,783,392	8,189,183	4,059,522
Financial income from insurance, private pension plans and certified savings plans (Note 8h)	2,118,288	1,986,067	4,104,355	4,143,900
Derivative financial instruments (Note 8h)	829,863	537,398	1,367,261	1,777,406
Foreign exchange operations (Note 11a)	1,154,621	308,745	1,463,366	381,678
Compulsory deposits (Note 9b)	136,881	147,269	284,150	702,568
Sale or transfer of financial assets	20,306	-	20,306	-

Expenses from financial intermediation	11,597,459	11,665,907	23,263,366	15,320,490

Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	5,706,037	6,885,965	12,592,002	8,535,625
Price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans (Note 16e)	1,337,445	1,373,602	2,711,047	2,735,878
Borrowing and onlending (Note 17c)	147,544	485,112	632,656	545,508
Leasing operations (Note 10j)	2,198	1,624	3,822	2,300
Allowance for loan losses (Notes 3g, 10g and 10h)	4,404,235	2,919,604	7,323,839	3,501,179

Gross income from financial intermediation	4,591,518	4,833,746	9,425,264	9,628,613

Other operating income/expenses	(2,473,848)	(2,381,156)	(4,855,004)	(3,967,070)
Fee and commission income (Note 24)	2,947,310	2,750,086	5,697,396	5,408,962
Other fee and commission income	2,395,815	2,204,805	4,600,620	4,427,774
Bank fees revenues	551,495	545,281	1,096,776	981,188
Insurance, private pension plans and certificated savings plans retained premiums (Notes 3o and 21d)	6,037,869	5,445,094	11,482,963	10,951,499
Net premiums written	6,094,418	5,513,953	11,608,371	11,123,290
Reinsurance premiums	(56,549)	(68,859)	(125,408)	(171,791)
Variation of technical provisions for insurance, private pension plans and certificated savings plans (Note 3o)	(2,854,226)	(2,262,667)	(5,116,893)	(5,175,589)
Retained claims (Note 3o)	(1,938,600)	(1,981,545)	(3,920,145)	(3,421,690)
Certificated savings plans drawings and redemptions (Note 3o)	(412,480)	(363,563)	(776,043)	(673,016)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3o)	(305,247)	(298,683)	(603,930)	(598,283)
Personnel expenses (Note 25)	(1,907,691)	(1,852,076)	(3,759,767)	(3,568,335)
Other administrative expenses (Note 26)	(2,167,713)	(2,157,744)	(4,325,457)	(3,843,177)
Tax expenses (Note 27)	(722,751)	(595,953)	(1,318,704)	(1,253,378)
Equity in the earnings of affiliated companies (Note 13c)	13,489	5,567	19,056	65,825
Other operating income (Note 28)	641,809	471,875	1,113,684	653,633
Other operating expenses (Note 29)	(1,805,617)	(1,541,547)	(3,347,164)	(2,460,491)
Full goodwill amortization (Note 15a)	-	-	-	(53,030)
Operating income	2,117,670	2,452,590	4,570,260	5,661,543
Non-operating income (Note 30)	1,942,718	(39,979)	1,902,739	381,629
Income before tax on income and interest	4,060,388	2,412,611	6,472,999	6,043,172
Income tax and social contribution (Notes 34a and 34b)	(1,758,381)	(684,057)	(2,442,438)	(1,930,950)
Minority interest in subsidiaries	(4,667)	(5,542)	(10,209)	(7,306)
Net income	2,297,340	1,723,012	4,020,352	4,104,916

The Notes are an integral part of the Financial Statements.

Statement of Changes in Shareholders’ Equity – R$ thousand

Events	Restated paid-up capital	Capital reserves		Revenue reserves		Assets valuation adjustments		Treasury shares	Retained earnings	Total

	Capital stock	Tax incentives from income tax	Other	Legal	Statutory	Companies	Subsidiaries

Balances on December 31, 2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	-	30,357,344

Capital increase by subscription	1,200,000	-	-	-	-	-	-	-	-	1,200,000
Capital increase with reserves	2,800,000	-	-	-	(2,800,000)	-	-	-	-	-
Restatement of equity bonds	-	-	89	-	-	-	-	-	-	89
Goodwill from share subscription	-	-	6,874	-	-	-	-	-	-	6,874
Acquisition of treasury shares	-	-	-	-	-	-	-	(3,108)	-	(3,108)
Share Fraction	-	-	584	-	-	-	-	-	-	584
Cancellation of treasury shares	-	-	-	-	(131,849)	-	-	131,849	-	-
Assets valuation adjustments	-	-	-	-	-	(9,140)	(487,849)	-	-	(496,989)
Net income	-	-	-	-	-	-	-	-	4,104,916	4,104,916
Allocations: - Reserves	-	-	-	205,246	2,440,878	-	-	-	(2,646,124)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(955,609)	(955.609)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(503,183)	(503.183)

Balances on June 30, 2008	23,000,000	2,103	61,068	1,682,883	7,994,985	(56,564)	1,029,551	(3,108)	-	33,710,918

Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544

Acquisition of treasury shares	-	-	-	-	-	-	-	(327)	-	(327)
Assets valuation adjustments	-	-	-	-	-	(106,069)	80,278	-	-	(25,791)
Net income	-	-	-	-	-	-	-	-	1,723,012	1,723,012
Allocations: - Reserves	-	-	-	86,151	989,780	-	-	-	(1,075,931)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(523,150)	(523.150)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(123,931)	(123.931)

Balances on March 31, 2009	23,000,000	2,103	60,511	1,939,839	10,996,379	(160,030)	(527,265)	(5,180)	-	35,306,357

Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544

Acquisition of treasury shares	-	-	-	-	-	-	-	(327)	-	(327)
Assets valuation adjustments	-	-	-	-	-	(167,815)	540,036	-	-	372,221
Net income	-	-	-	-	-	-	-	-	4,020,352	4,020,352
Allocations: - Reserves	-	-	-	201,018	2,447,309	-	-	-	(2,648,327)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(1,120,286)	(1.120.286)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(251,739)	(251.739)

Balances on June 30, 2009	23,000,000	2,103	60,511	2,054,706	12,453,908	(221,776)	(67,507)	(5,180)	-	37,276,765

The Notes are an integral part of the Financial Statements.

Value Added Statement – R$ thousand

Description	2009						2008

	2nd quarter	%	1st quarter	%	1st half	%	1st half	%

1 – Income	16,038,278	234.7	15,759,120	315.6	31,797,398	268.7	26,461,548	238.6
1.1) Financial intermediation	16,188,977	236.9	16,499,653	330.4	32,688,630	276.4	24,949,103	224.9
1.2) Fee and commission	2,947,310	43.1	2,750,086	55.1	5,697,396	48.2	5,408,962	48.8
1.3) Allowance for loan losses	(4,404,235)	(64.5)	(2,919,604)	(58.5)	(7,323,839)	(61.9)	(3,501,179)	(31.6)
1.4) Other	1,306,226	19.2	(571,015)	(11.4)	735,211	6.1	(395,338)	(3.6)
2 – Financial intermediation expenses	(7,193,224)	(105.3)	(8,746,303)	(175.1)	(15,939,527)	(134.8)	(11,819,311)	(106.6)
3 – Inputs acquired from third-parties	(1,769,438)	(25.8)	(1,769,933)	(35.4)	(3,539,371)	(29.8)	(3,303,548)	(29.9)
Materials, energy and other	(99,926)	(1.4)	(103,943)	(2.0)	(203,869)	(1.7)	(187,694)	(1.7)
Third-party services	(605,325)	(8.9)	(585,195)	(11.6)	(1,190,520)	(10.1)	(964,399)	(8.7)
Other	(1,064,187)	(15.5)	(1,080,795)	(21.8)	(2,144,982)	(18.0)	(2,151,455)	(19.5)
Communication	(302,758)	(4.4)	(298,692)	(6.0)	(601,450)	(5.1)	(534,850)	(4.8)
Financial system services	(61,732)	(0.9)	(61,809)	(1.2)	(123,541)	(1.0)	(95,600)	(0.9)
Advertising and Publicity	(84,149)	(1.2)	(109,265)	(2.2)	(193,414)	(1.6)	(282,680)	(2.5)
Transportation	(119,217)	(1.7)	(147,723)	(3.0)	(266,940)	(2.3)	(284,008)	(2.6)
Data processing	(182,274)	(2.7)	(182,574)	(3.7)	(364,848)	(3.1)	(272,803)	(2.5)
Maintenance and repairs	(104,736)	(1.5)	(99,347)	(2.0)	(204,083)	(1.7)	(181,597)	(1.6)
Asset leasing	(2,484)	-	(1,740)	(0.1)	(4,224)	-	(160,802)	(1.4)
Security and surveillance	(60,329)	(0.9)	(60,260)	(1.2)	(120,589)	(1.0)	(102,593)	(0.9)
Travel	(19,764)	(0.3)	(15,545)	(0.3)	(35,309)	(0.3)	(42,818)	(0.4)
Other	(126,744)	(1.9)	(103,840)	(2.1)	(230,584)	(1.9)	(193,704)	(1.7)
4 – Gross value added (1-2-3)	7,075,616	103.6	5,242,884	105.1	12,318,500	104.1	11,338,689	102.2
5 – Depreciation, amortization and depletion	(256,694)	(3.8)	(254,364)	(5.2)	(511,058)	(4.3)	(313,559)	(2.8)
6 – Net value added produced by the Entity (4-5)	6,818,922	99.8	4,988,520	99.9	11,807,442	99.8	11,025,130	99.4
7 – Value added received in transfer	13,489	0.2	5,567	0.1	19,056	0.2	65,825	0.6
Equity in earnings (losses) of unconsolidated companies	13,489	0.2	5,567	0.1	19,056	0.2	65,825	0.6
8 – Value added to distribute (6+7)	6,832,411	100.0	4,994,087	100.0	11,826,498	100.0	11,090,955	100.0
9 – Value added distributed	6,832,411	100.0	4,994,087	100.0	11,826,498	100.0	11,090,955	100.0
9.1) Personnel	1,661,446	24.3	1,613,760	32.3	3,275,206	27.7	3,129,148	28.2
Cash dividends	960,368	14.1	948,279	19.0	1,908,647	16.1	1,749,841	15.8
Benefits	356,082	5.2	363,403	7.3	719,485	6.1	692,304	6.2
FGTS (Government Severance Indemnity Fund for Employees)	91,175	1.3	81,501	1.6	172,676	1.5	171,926	1.6
Other charges	253,821	3.7	220,577	4.4	474,398	4.0	515,077	4.5
9.2) Taxes, fees and contributions	2,727,377	39.9	1,518,326	30.4	4,245,703	35.9	3,623,515	32.7
Federal	2,589,731	37.9	1,424,718	28.5	4,014,449	33.8	3,342,214	30.1
State	42,896	0.6	854	-	43,750	0.4	86,266	0.8
Municipal	94,750	1.4	92,754	1.9	187,504	1.6	195,035	1.8
9.3) Third-party capital compensation	141,581	2.1	133,447	2.7	275,028	2.3	226,070	2.0
Rentals	141,581	2.1	133,447	2.7	275,028	2.3	226,070	2.0
9.4) Shareholders' equity compensation	2,302,007	33.7	1,728,554	34.6	4,030,561	34.1	4,112,222	37.1
Interest on shareholders’ equity	597,136	8.7	523,150	10.5	1,120,286	9.5	503,183	4.5
Dividends	127,808	1.9	123,931	2.5	251,739	2.1	955,609	8.6
Retained earnings	1,572,396	23.0	1,075,931	21.5	2,648,327	22.4	2,646,124	23.9
Interest of non-controlling shareholders in retained earnings	4,667	0.1	5,542	0.1	10,209	0.1	7,306	0.1

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow – R$ thousand

		2009		2008

		2nd quarter	1st quarter	1st half	1st half

	Cash flow from operating activities:
	Net Income before income tax and social contribution	4,060,388	2,412,611	6,472,999	6,043,172
	Adjustments to net income before taxes	5,476,139	5,479,269	10,955,408	7,884,518
	Allowance for loan losses	4,404,235	2,919,604	7,323,839	3,501,179
	Depreciation and amortization	350,398	387,808	738,206	551,420
	Goodwill amortization	24,578	24,577	49,155	53,030
	Losses from assets devaluation	(944)	(2,706)	(3,650)	5,439
	Expenses with civil, labor and tax provisions	1,170,201	713,652	1,883,853	1,404,604
	Expenses with restatement and interest from technical provisions for insurance, private pension plans and certificated savings plans	1,337,445	1,373,602	2,711,047	2,735,878
	Equity in the earnings (losses) of unconsolidated companies	(13,489)	(5,567)	(19,056)	(65,825)
	(Gain) in the sale of investments	(1,988,677)	(29,498)	(2,018,175)	(449,498)
	(Gain)/loss in the sale of fixed assets	595	(3,063)	(2,468)	(5,294)
	Loss in the sale of foreclosed assets	49,648	46,568	96,216	44,052
	Other	142,149	54,292	196,441	109,533
	Adjusted net income	9,536,527	7,891,880	17,428,407	13,927,690
	(Increase)/decrease in interbank investments	2,780,315	1,195,222	3,975,537	(13,321,028)
	(Increase)/decrease in securities and derivative financial instruments	(5,973,618)	1,965,551	(4,008,067)	(3,626,363)
	(Increase) in interbank and interdepartmental accounts	(804,982)	(982,132)	(1,787,114)	(736,063)
	(Increase) in loan and leasing operations	(1,025,935)	(2,177,853)	(3,203,788)	(19,002,406)
	(Increase)/decrease in insurance premiums receivable	113	(697,326)	(697,213)	(64,402)
	Increase in technical provisions for insurance, private pension plans and certificated savings plans	864,858	665,554	1,530,412	805,596
	Increase/(decrease) in deferred income	(652)	(576)	(1,228)	18,297
	(Increase)/decrease in other receivables and other assets	13,054,743	(9,709,752)	3,344,991	(3,230,093)
	Increase/(decrease) in other liabilities	(13,444,094)	11,450,696	(1,993,398)	2,485,549
	Interests of minority shareholders	12,850	9,969	22,819	(536)
	Income tax and social contribution paid	(643,228)	(1,166,545)	(1,809,773)	(1,741,794)
	Net cash provided by/used in operating activities	4,356,897	8,444,688	12,801,585	(24,485,553)
	Cash flow from investing activities:
	(decrease) in reserve requirements in the Brazilian Central Bank	(507,790)	(1,531,204)	(2,038,994)	(1,041,466)
	(Increase)/decrease in available-for-sale securities	(7,679,079)	(1,051,035)	(8,730,114)	9,509,312
	(Increase)/decrease in held-to-maturity securities	(936,528)	67,105	(869,423)	(10,234,936)
	Proceeds from sale of foreclosed assets	95,795	63,192	158,987	127,059
	Divestments	2,059,773	156,407	2,216,180	503,355
	Proceeds from the sale of premises and equipment and leased assets	5,092	64,979	70,071	45,945
	decrease in intangible assets	7,295	8,064	15,359	3,633
	Acquisition of foreclosed assets	(236,897)	(253,355)	(490,252)	(405,960)
	Acquisition of investments	(31,167)	(179,824)	(210,991)	(267,905)
	Acquisition of premises and equipment and leased assets	(249,750)	(311,458)	(561,208)	(391,822)
	Investment in intangible assets	(459,957)	(463,345)	(923,302)	(157,767)
	Dividends and interest on shareholders' equity received	51,584	1,624	53,208	46,825
	Net cash provided by/used in investing activities	(7,881,629)	(3,428,850)	(11,310,479)	(2,263,727)
	Cash Flow from financing activities:
	Increase/(decrease) in deposits	(1,591,206)	4,609,781	3,018,575	24,428,890
	Increase in federal funds purchased and securities sold under agreements to repurchase	8,050,583	11,682,048	19,732,631	24,644,485
	Increase/(decrease) in funds from issue of securities	(1,585,533)	268,049	(1,317,484)	(1,028,060)
	Increase/(decrease) in borrowings and onlendings	(1,339,144)	(1,526,924)	(2,866,068)	1,326,783
	Increase in subordinated debts	660,924	496,366	1,157,290	858,270
	Capital increase in cash and goodwill from share subscription	-	-	-	1,207,458
	Dividends and interest on shareholders’ equity paid	(127,807)	(1,963,695)	(2,091,502)	(2,283,580)
	Acquisition of own shares	-	(327)	(327)	(3,108)
	Net cash provided by/used in financing activities	4,067,817	13,565,298	17,633,115	49,151,138
	Increase/decrease in cash and cash equivalents	543,085	18,581,136	19,124,221	22,401,858

Increase/net decrease in cash and cash equivalents:	At the beginning of the period	82,712,508	64,131,372	64,131,372	31,067,339
	At the end of the period	83,255,593	82,712,508	83,255,593	53,469,197
	Net increase in cash and cash equivalents	543,085	18,581,136	19,124,221	22,401,858

The Notes are an integral part of the Financial Statements

Notes to the Consolidated Financial Statements Index

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

1)	OPERATIONS
2)	PRESENTATION OF THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING PRACTICES
4)	INFORMATION FOR COMPARISON PURPOSES
5)	ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT
6)	CASH AND CASH EQUIVALENTS
7)	INTERBANK INVESTMENTS
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
9)	INTERBANK ACCOUNTS – RESTRICTED DEPOSITS
10)	LOAN OPERATIONS
11)	OTHER RECEIVABLES
12)	OTHER ASSETS
13)	INVESTMENTS
14)	PREMISES AND EQUIPMENT AND LEASED ASSETS
15)	INTANGIBLE ASSETS
16)	DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES
17)	BORROWING AND ONLENDING
18)	CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY
19)	SUBORDINATED DEBTS
20)	OTHER LIABILITIES
21)	INSURANCE, PRIVATE PENSION PLANS AND CERTIFICATED SAVINGS PLANS OPERATIONS
22)	MINORITY INTEREST IN SUBSIDIARIES
23)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)
24)	FEE AND COMMISSION INCOME
25)	PERSONNEL EXPENSES
26)	OTHER ADMINISTRATIVE EXPENSES
27)	TAX EXPENSES
28)	OTHER OPERATING INCOME
29)	OTHER OPERATING EXPENSES
30)	NON-OPERATING INCOME
31)	TRANSACTIONS WITH RELATED PARTIES (DIRECT AND INDIRECT)
32)	FINANCIAL INSTRUMENTS
33)	EMPLOYEE BENEFITS
34)	INCOME TAX AND SOCIAL CONTRIBUTION
35)	OTHER INFORMATION

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage companies, consortium management, credit cards, insurance, private pension plans and certificated savings plans. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, and SPEs. They were prepared based on accounting practices determined by the Brazilian Corporation Law 6,404/76, amendments introduced by Law 11,638/07 and Provisional Measure 449/08 (which became Law 11,941/09) related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN), Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), National Private Insurance Council (CNSP), Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and Committee for Accounting Pronouncement (CPC), when applicable, and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance lessee.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as presenting separately the portions of the net income and the shareholders’ equity referring to the interest of non-controlling shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital stock of each investee. Goodwill determined in financing acquisition in subsidiaries and jointly-controlled investments was fully amortized up to March 31, 2008 (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income accounts with derivative financial instruments, in order to eliminate the effect of the protection instruments of these investments.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from non-financial asset impairment, other provisions, the calculation of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

Pursuant Circular Letter/CVM/SNC/SEP 02/2009, 1H08 does not comprise adjustments of the new accounting practices implemented due to Law 11,638/07, Provisional Measure 449/08 (which became Law 11,941/09), and pronouncements issued by CPC. The effects in Bradesco’s Result and Shareholders’ Equity would be the following:

	On June 30, 2008 - R$ thousand

		Shareholders’
	Net Income	Equity

Net income from previously disclosed half-year	4,104,916	33,710,918
Leasing operations – Bradesco as lessee	(53,523)	(203,855)
Tax effect	18,198	69,311
Net income adjusted to the new accounting rules	4,069,591	33,576,374

We present below the main direct and indirect ownerships included in the Consolidated Financial Statements:

		Total ownership

	Activity	2009		2008

		June 30	March 31	June 30

Financial Area - local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.94%	99.88%	99.88%
Banco Finasa BMC S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(4)	Investment bank	98.33%	98.33%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A. (10)	Brokerage	100.00%	100.00%	-
Companhia Brasileira de Meios de Pagamento – Visanet (2) (5) (6)
(7) (8)	Service provision	28.76%	39.26%	39.31%
Financial Area - abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch(9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch(3)	Banking	-	-	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Uk.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Certificated Savings
Plans Area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A.	Insurance/dental health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension
	plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%

		Total ownership

	Activity	2009		2008

		June 30	March 31	June 30

Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
CPM Holdings Limited(6)	Holding	49.00%	49.00%	49.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service provision	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1) Increase in interest by the total subscription of capital increase in April 2009;
(2) Companies whose audit (review) services in 2008 were carried out by other independent auditors;
(3) Branch incorporated by Banco Bradesco S.A. Grand Cayman Branch in March 2009;
(4) Reduction in ownership interest due to the acquisition of Ágora Corretora upon the assignment of Banco Bradesco BBI S.A.’s shares to the former controlling shareholders of Ágora, in September 2008;
(5) Companies whose audit (review) service in 2009 were carried out by other independent auditors;
(6) Companies proportionally consolidated, pursuant to CMN Resolution 2,723 and CVM Rule 247;
(7) Reduction in interest by partial sale pursuant to the Secondary Public Offering of Shares held on June 2009;
(8) The special purpose entity called Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(9) The special purpose entity called International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and
(10) Company acquired in September 2008.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Functional and Presentation Currencies

The financial statements are presented in Reais, which is Bradesco’s functional currency.

Operations in foreign branches and subsidiaries are basically a continuation of the activities in Brazil, therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais according to the relevant currency’s exchange rate. Gains and losses arising from this translation are registered in the income for the period.

b) Determination of income

The income is determined on the accrual basis of accounting that establishes that income and expenses should be included in the determination of the results of the period in which they take place, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with prefixed rates are recorded at their redemption value and income and expenses for the future period are recorded as a discount to the corresponding assets and liabilities. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method.

Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance, reinsurance and corresponding commissions are appropriated to the income by effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received, except for pre-printed securities of established amount and lump-sum payment, which are registered upon their issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recorded as they are incurred. Brokerage expenses are recorded when the respective certificated savings plans contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting of the corresponding revenues.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues thereof are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: availability of domestic and foreign currency funds and investments in gold, open markets and interest-earning deposits in other banks, whose maturity on the effective application date was 90 days or less and present an insignificant risk of fair value change, which will be used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities

Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value as a counter-entry to income for the period;

Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity. They are adjusted to market value as a counter-entry to a specific account in shareholders' equity, at amounts net of tax effects; and

Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated by its estimated fair value in the consolidated balance sheet. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on market operators’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the management.

f) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are destined to meet its own needs in order to manage the Bank’s global exposure, as well as for meeting its clients’ requests, for the management of their positions. Valuations or devaluations are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in financial assets and liabilities market value are considered hedge and are classified according their nature in:

- Market risk hedge: financial instruments classified in this category as well as their hedge-related financial assets and liabilities have their gains and losses, realized or not, recorded in income account; and

- Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net from tax effects, in a specific account in the shareholders’ equity. Non-effective portion of the respective hedge is directly recognized in an income account.

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan assignment and allowance for loan losses.

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan assignment are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating

- from 15 to 30 days	B
- from 31 to 60 days	C
- from 61 to 90 days	D
- from 91 to 120 days	E
- from 121 to 150 days	F
- from 151 to 180 days	G
- more than 180 days	H

(1) For operations falling due for over 36 months, the terms are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations rated at “H” level remain at this level for six months, subsequent to which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiations already written-off against the allowance and which are recorded in memorandum accounts are rated as “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, connected to assessments carried out by the Management, in the credit risk determination.

h) Income tax and social contribution (assets and liabilities)

Tax credits on income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provision for deferred tax liabilities on depreciation excess and market value adjustments of securities is recorded in “Other Liabilities – Tax and Social Security Activities”, and for depreciation excess only income rate is applied.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on the current expectations for realization, taking into account the technical studies and analyses carried out by the Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, social contribution on pre-tax income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all types of companies and for fiscal year 2008 it was calculated pursuant to the specific rules issued by the tax authorities).

Tax credits from previous periods, resulting from the increase of the social contribution rate to 15% are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Provisional Measure 449/08 (which became Law 11,941/09), the changes in the determination criteria for income, cost and expenses used in the assessment of net income for the year, enacted by Law 11,638/07 and by Articles 36 and 37 of the aforementioned Provisional Measure, shall not have effect on the assessment of taxable income for corporate entities opting for the RTT, but, for tax purposes, the accounting methods and criteria in force on December 31, 2007 shall be considered. For accounting purposes, the tax effects of adopting the Law 11,638/07 are recorded in corresponding deferred assets and liabilities.

i) Prepaid expenses

These record investments of resources in prepayments, whose rights of benefits or service provision will take place in future periods; therefore, they are recorded in assets considering the accrual method of accounting.

Prepaid expenses correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third parties.

This group is basically represented by: insurance selling expenses, insurance expenses and advertising expenses, as described in note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense,” incurred costs related to underlying assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when underlying assets and rights are no longer part of the institution’s assets or the expected future benefits cannot be realized (impairment).

j) Investments

The investments in subsidiaries, jointly-controlled companies and affiliated companies, with significant influence or interest of 20% or more in the voting capital, are evaluated by the equity accounting method.

Fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable (impairment).

k) Fixed assets

These correspond to the rights aiming corporeal assets destined to the maintenance of activities or performed with this purpose, including those deriving from operations transferring risks, benefits and controls of entities’ assets.

This is stated at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets, of which: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

l) Intangible assets

Intangible assets are the rights acquired related to non corporeal assets destined for the entity’s maintenance or exercised with that purpose. Intangible assets with established useful live are amortized within an estimated economic benefit period.

Intangible assets are comprised of:

- Future profitability of client portfolio acquired and acquisition of the right to provide banking services; and

These are recorded and amortized in the period in which asset shall directly and indirectly contribute to the future cash flow.

- Software

Software is recorded at cost less amortization by the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, recording costs directly attributable to the software, which will be amortized during its estimated useful life, considering future economic benefits generated.

m) Impairment of non-financial assets

The book value of non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income for the year if the accounting value of an asset or its cash-generating unit exceeds its recoverable value.

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups. Impairment losses are recognized in income for the period.

n) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

o) Technical provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolutions 036/2000, 162/2006, 181/2007, 195/2008 and 204/2009.

• Insurance of basic, life and health lines:

- Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment) which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be recorded);

- The provision of Incurred but not reported (IBNR) claims is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by those policyholders/beneficiaries. Pursuant to CNSP Resolution 195/2008, as of 2009, insurance companies are not to deduct the calculation of provisions of amounts transferred to third parties through reinsurance operations;

- The provision of unsettled claims is recorded based on the indemnities payment estimates, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those policyholders until the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision of unsettled claims complements the provisions of IBNR claims;

- Supplementary Premium Provision (PCP) is recorded on a monthly basis to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values daily verified and the recorded PPNG;

- Other technical provisions refer to provision to face differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation included in the actuarial technical note approved by ANS;

- The Provision of Benefits to be granted, of individual health plan portfolio, refers to a 5-year coverage for dependents in case the policyholders is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

- The Provision of Benefits Granted, of individual health plan portfolio, is comprised by liabilities arising from payment release contractual clauses referring to the health plan coverage, and its accounting complies with Resolution - RN 75/2004 of ANS, and by premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

• Supplementary private pension plans and life insurance covering survival:

- The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement, disability, pension and savings funds plans. They are calculated according to the methodology and premises set forth in the actuarial technical notes. The provisions linked to Long-term Life Insurance (VGBL) covering survival and to the private pension plans of PGBL category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in Exclusive Investment Funds (FIE);

- The contribution insufficiency provision is established to complement the mathematical provisions of benefits granted and to be granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000 (soften), increased by 1.5% (improvement), considering males apart from females, who have higher life expectancy, and the actual interest rate of 4.3% p.a.;

- The financial fluctuation provision is established up to the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations; and

- The administrative expenses provision is established to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note.

• Certificated savings plans:

- The mathematical provision for redemptions is constituted for each active or suspended certificated savings plan during the estimated term in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

- The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose early redemption has been required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan; and

- The provisions for unrealized and payable drawing are recorded to meet premiums arising from future drawing (unrealized) and also for premiums arising from drawing in which clients were already selected (payable).

p) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CMN Resolution 3,535/08 and CVM Resolution 489/05.

• Contingent Assets: are not recognized on an accounting basis, except when Management has total control of the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and by the confirmed capacity of its receipt or compensation with other liability recovery. The contingent assets whose chances of success is probable are disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: are recorded taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with sufficient assurance. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (note 18b).

q) Funding expenses

On funding transactions upon issue of securities, related expenses are recorded as an offsetting entry to liabilities and allocated to income according to the term of the transaction.

r) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) INFORMATION FOR COMPARISON PURPOSES

Reclassifications

For a better comparison of the financial statements, reclassifications were carried out in the balances of 1H08, to comply with the accounting procedures/classifications adopted in 1H09.

Balance Sheet

		On June 30, 2008 - R$ thousand

			Reclassified
	Previous disclosure	Reclassifications	balance

Assets
Current	311,422,471	(522,722)	310,899,749
Other receivables and assets	1,970,280	(522,722)	1,447,558
Prepaid expenses (1)	1,619,159	(522,722)	1,096,437
Long-term assets	87,825,711	(979,252)	86,846,459
Other receivables and assets	1,590,284	(979,252)	611,032
Prepaid expenses (1)	1,589,062	(979,252)	609,810
Permanent assets	4,022,504	1,463,058	5,485,562
Premises and equipment	2,424,982	(237,184)	2,187,798
Other premises and equipment (1)	4,573,790	(607,871)	3,965,919
Accumulated depreciation (1)	(3,244,445)	370,687	(2,873,758)
Deferred assets (1)	804,068	(804,068)	-
Organization and expansion expenses	1,965,808	(1,965,808)	-
Accumulated amortization	(1,161,740)	1,161,740	-
Intangible assets (1)	-	2,504,310	2,504,310
Intangible assets	-	4,637,923	4,637,923
Accumulated amortization	-	(2,133,613)	(2,133,613)
Total	403,270,686	(38,916)	403,231,770

Liabilities
Current liabilities	243,012,166	(38,916)	242,973,250
Funds from issuance of securities	1,259,403	(13,665)	1,245,738
Securities issued abroad (1)	198,636	(13,665)	184,971
Other liabilities	25,283,576	(25,251)	25,258,325
Subordinated debts (2)	648,656	(25,075)	623,581

		On June 30, 2008 - R$ thousand

			Reclassified
	Previous disclosure	Reclassifications	balance

Sundry (2)	11,563,354	(176)	11,563,178
Long-term liabilities	126,177,976	-	126,177,976
Other liabilities	26,547,735	-	26,547,735
Subordinated debts (2)	16,060,078	2,197	16,062,275
Sundry (2)	2,341,820	(2,197)	2,339,623
Total	403,270,686	(38,916)	403,231,770

Statement of Income

		On June 30, 2008 - R$ thousand

			Reclassified
	Previous disclosure	Reclassifications	balance

Other operating revenues/expenses	(3,967,070)	-	(3,967,070)
Fees and Commissions (3)	5,578,202	(169,240)	5,408,962
Other Revenues from Fees and Commissions	5,164,944	(737,170)	4,427,744
Income from Bank Tariffs	413,258	567,930	981,188
Personnel Expenses (4)	(3,451,682)	(116,653)	(3,568,335)
Other Administrative Expenses (3) (4)	(3,783,586)	(59,591)	(3,843,177)
Tax Expenses (4)	(1,236,062)	17,316	(1,253,378)
Other Operating Expenses (3) (4)	(2,823,291)	362,800	(2,460,491)
Net Income	4,104,916	-	4,104,916

(1) Account reclassifications to adapt to the new accounting rules set forth by Law 11,638/07, CPC, CVM and CMN;
(2) Reclassification of Other Liabilities – Sundry to Subordinated Debts related to CDB issue;
(3) Reclassification of and Commission Income and Other Administrative Expenses to Other Operating Expenses, related to interbank tariffs; and
(4) Reclassification of Other Operating Expenses to Personnel Expenses, Other Administrative Expenses and Tax Expenses, related to the sale cost of products from non-financial companies.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

a) Balance sheet

						R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other	Amount	Total

	Brazil	Abroad	Brazil	Abroad	activities (2)	eliminated (4)	consolidated

Assets
Current and long-term assets	371,826,842	29,235,018	82,386,937	20,693	665,151	(9,833,566)	474,301,075
Funds available	7,006,014	1,960,254	138,529	10,779	3,823	(118,112)	9,001,287
Interbank investments	88,472,045	1,705,093	-	-	-	(540,727)	89,636,411
Securities and derivative financial instruments	63,622,803	6,665,075	76,296,219	5,176	283,597	(762,862)	146,110,008
Interbank and interdepartmental accounts	16,127,179	492,959	-	-	-	-	16,620,138
Loan and leasing operations	136,279,031	17,594,142	-	-	-	(7,058,369)	146,814,804
Other receivables and other assets	60,319,770	817,495	5,952,189	4,738	377,731	(1,353,496)	66,118,427
Permanent assets	28,460,948	216,142	1,541,715	25	151,519	(22,193,817)	8,176,532
Investments	22,090,007	208,071	878,243	-	70,991	(22,193,817)	1,053,495
Premises and equipment and leased assets	3,001,389	7,964	219,633	25	70,690	-	3,299,701
Intangible assets	3,369,552	107	443,839	-	9,838	-	3,823,336
Total on June 30, 2009	400,287,790	29,451,160	83,928,652	20,718	816,670	(32,027,383)	482,477,607
Total on March 31, 2009	396,325,050	30,335,673	80,707,403	23,508	839,849	(26,090,539)	482,140,944
Total on June 30, 2008	329,998,208	21,477,762	76,510,041	26,073	896,198	(25,676,512)	403,231,770

Liabilities
Current and long-term liabilities	362,418,486	17,881,615	73,708,794	9,947	388,761	(9,833,566)	444,574,037
Deposits	161,712,222	6,460,672	-	-	-	(660,966)	167,511,928
Federal funds purchased and securities sold under agreements to repurchase	99,513,847	195,937	-	-	-	-	99,709,784
Funds from issuance of securities	4,202,199	4,467,422	-	-	-	(975,434)	7,694,187
Interbank and interdepartmental accounts	1,898,067	5,640	-	-	-	-	1,903,707
Borrowing and onlending	32,468,821	3,455,903	-	-	-	(6,843,669)	29,081,055
Derivative financial instruments	2,373,717	225,482	-	-	-	-	2,599,199
Technical provisions from insurance, private pension plans and certificated
savings plans	-	-	68,826,159	2,432	-	-	68,828,591
Other liabilities:
- Subordinated debts	17,668,679	2,737,177	-	-	-	-	20,405,856
- Other	42,580,934	333,382	4,882,635	7,515	388,761	(1,353,497)	46,839,730
Deferred income	266,252	-	6,026	-	-	-	272,278
Shareholders’ equity/minority interest in subsidiaries	326,287	11,569,545	10,213,832	10,771	427,909	(22,193,817)	354,527
Shareholders’ equity - parent company	37,276,765	-	-	-	-	-	37,276,765
Total on June 30, 2009	400,287,790	29,451,160	83,928,652	20,718	816,670	(32,027,383)	482,477,607
Total on March 31, 2009	396,325,050	30,335,673	80,707,403	23,508	839,849	(26,090,539)	482,140,944
Total on June 30, 2008	329,998,208	21,477,762	76,510,041	26,073	896,198	(25,676,512)	403,231,770

b) Statement of income

						R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other	Amount	Total

	Brazil	Abroad	Brazil	Abroad	activities (2)	eliminated (4)	consolidated

Revenues from financial intermediation	27,602,684	1,028,552	4,102,536	1,740	13,816	(60,698)	32,688,630
Expenses from financial intermediation	20,071,148	542,079	2,710,975	-	167	(61,003)	23,263,366
Gross income from financial intermediation	7,531,536	486,473	1,391,561	1,740	13,649	305	9,425,264
Other operating income/expenses	(5,424,009)	(112,364)	622,930	1,347	57,397	(305)	(4,855,004)
Operating income	2,107,527	374,109	2,014,491	3,087	71,046	-	4,570,260
Non-operating income	1,510,506	369,329	22,896	4	4	-	1,902,739
Income before tax on profit and interest	3,618,033	743,438	2,037,387	3,091	71,050	-	6,472,999
Income tax and social contribution	(1,667,211)	(1,978)	(751,332)	310	(22,227)	-	(2,442,438)
Minority interest in subsidiaries	(8,730)	-	(1,175)	-	(304)	-	(10,209)
Net income for 1H09	1,942,092	741,460	1,284,880	3,401	48,519	-	4,020,352
Net income for 1H08	2,361,657	238,411	1,465,649	3,666	35,533	-	4,104,916
Net income for 2Q09	1,302,736	317,775	638,103	627	38,099	-	2,297,340
Net income for 1Q09	639,356	423,685	646,777	2,774	10,420	-	1,723,012

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses are being eliminated among companies from the same segment;
(3) The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) CASH AND CASH EQUIVALENTS

		R$ thousand

	2009		2008

	June 30	March 31	June 30

Funds available in domestic currency	6,946,778	5,009,832	4,898,659
Funds available in foreign currency	2,054,447	2,523,466	235,486
Investments in gold	62	70	50
Total funds available (cash)	9,001,287	7,533,368	5,134,195
Short-term interbank investments (1)	74,254,306	75,179,140	48,335,002
Total cash and cash equivalents	83,255,593	82,712,508	53,469,197

(1) Refers to operations whose maturity on the effective application date is 90 days or less and present insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and terms

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30

Investments in the open market:
Own portfolio position	7,389,787	4,348,281	3,141	-	11,741,209	24,323,216	12,037,323
- Financial treasury bills	3,133,770	-	-	-	3,133,770	2,226,633	351,473
- National treasury notes	2,647,189	3,354,509	-	-	6,001,698	18,887,098	5,662,420
- National treasury bills	1,583,670	991,725	-	-	2,575,395	3,206,435	5,961,368
- Other	25,158	2,047	3,141	-	30,346	3,050	62,062
Funded status	66,806,936	1,422,026	-	-	68,228,962	55,592,152	52,477,348
- Financial treasury bills	31,364,540	-	-	-	31,364,540	43,734,397	44,847,696
- National treasury notes	22,103,002	-	-	-	22,103,002	11,824,284	3,981,265
- National treasury bills	13,339,394	1,422,026	-	-	14,761,420	33,471	3,648,387
Short position	637,212	868,264	-	-	1,505,476	3,178,836	2,907,240
- National treasury bills	637,212	868,264	-	-	1,505,476	3,178,836	2,907,240
Subtotal	74,833,935	6,638,571	3,141	-	81,475,647	83,094,204	67,421,911
Interest-earning deposits in other banks:
- Interest-earning deposits in other banks	3,808,847	3,577,298	1,245	774,267	8,161,657	10,248,250	6,285,660
- Provisions for losses	(893)	-	-	-	(893)	(440)	(15,387)
Subtotal	3,807,954	3,577,298	1,245	774,267	8,160,764	10,247,810	6,270,273
Total on June 30, 2009	78,641,889	10,215,869	4,386	774,267	89,636,411
%	87.7	11.4	0.0	0.9	100.0
Total on March 31, 2009	77,618,587	14,074,221	826,173	823,033		93,342,014
%	83.2	15.1	0.9	0.8		100.0
Total on June 30, 2008	62,233,507	6,727,895	4,058,830	671,952			73,692,184
%	84.5	9.1	5.5	0.9			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2009		2008

	2nd quarter	1st quarter	1st half	1st half

Income from investments in purchase and sale commitments:
Own portfolio position	465,651	685,664	1,151,315	407,423
Funded status	1,476,757	1,471,813	2,948,570	1,911,392
Short position	150,262	149,809	300,071	202,355
Unrestricted securities	-	-	-	12,624
Subtotal	2,092,670	2,307,286	4,399,956	2,533,794
Income from interest-earning deposits in other banks	86,634	278,083	364,717	238,786
Total (Note 8h)	2,179,304	2,585,369	4,764,673	2,772,580

8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer

									R$ thousand

	2009								2008

	Financial	Insurance/ Certificated savings plans	Private pension plans	Other activities	June 30%		March 31%		June 30%

Trading securities	49,576,877	2,168,282	27,284,876	282,460	79,312,495	63.9	76,073,739	68.0	68,678,282	65.4
- Government securities	30,637,265	722,042	211,158	238,789	31,809,254	25.6	30,731,644	27.5	27,854,657	26.5
- Corporate bonds	15,751,497	1,446,240	249,574	43,671	17,490,982	14.1	15,487,144	13.8	10,119,821	9.6
- Derivative financial instruments (1)	3,188,115	-	-	-	3,188,115	2.6	2,281,891	2.0	2,073,421	2.0
- PGBL / VGBL restricted bonds	-	-	26,824,144	-	26,824,144	21.6	27,573,060	24.7	28,630,383	27.3
Available-for-sale securities	15,449,063	2,113,333	2,335,776	432	19,898,604	16.0	11,821,515	10.6	12,981,010	12.4
- Government securities	9,765,544	385,893	307,490	-	10,458,927	8.4	3,261,349	2.9	5,635,399	5.4
- Corporate bonds	5,683,519	1,727,440	2,028,286	432	9,439,677	7.6	8,560,166	7.7	7,345,611	7.0
Held-to-maturity securities	973,821	7,135,787	16,780,722	-	24,890,330	20.1	23,953,802	21.4	23,375,271	22.2
- Government securities	973,821	7,135,787	16,156,859	-	24,266,467	19.6	23,304,559	20.8	22,874,370	21.7
- Corporate bonds	-	-	623,863	-	623,863	0.5	649,243	0.6	500,901	0.5
Subtotal	65,999,761	11,417,402	46,401,374	282,892	124,101,429	100.0	111,849,056	100.0	105,034,563	100.0
Purchase and sale commitments (2)	3,527,379	3,185,045	15,296,155	-	22,008,579		18,967,149		13,921,700
Overall total	69,527,140	14,602,447	61,697,529	282,892	146,110,008		130,816,205		118,956,263
- Government securities	41,376,630	8,243,722	16,675,507	238,789	66,534,648	53.6	57,297,552	51.2	56,364,426	53.6
- Corporate bonds	24,623,131	3,173,680	2,901,723	44,103	30,742,637	24.8	26,978,444	24.1	20,039,754	19.1
- PGBL / VGBL restricted bonds	-	-	26,824,144	-	26,824,144	21.6	27,573,060	24.7	28,630,383	27.3
Subtotal	65,999,761	11,417,402	46,401,374	282,892	124,101,429	100.0	111,849,056	100.0	105,034,563	100.0
Purchase and sale commitments (2)	3,527,379	3,185,045	15,296,155	-	22,008,579		18,967,149		13,921,700
Overall total	69,527,140	14,602,447	61,697,529	282,892	146,110,008		130,816,205		118,956,263

b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand

	2009									2008

	June 30							March 31		June 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to-market

Government securities	3,905,757	4,286,706	2,895,644	55,446,541	66,534,648	65,724,974	809,674	57,297,552	1,024,217	56,364,426	59,523
Financial treasury bills	1,460,293	3,027,793	348,102	7,338,155	12,174,343	12,182,206	(7,863)	10,479,469	(6,834)	5,048,428	(83)
National treasury bills	479,177	308,054	874,575	2,370,698	4,032,504	4,015,805	16,699	2,818,564	19,687	13,714,235	(65,151)
National treasury notes	927,033	865,092	1,671,772	42,495,420	45,959,317	45,546,756	412,561	39,241,125	584,223	31,451,719	(210,876)
Brazilian foreign debt notes	34	2	-	2,980,991	2,981,027	2,611,542	369,485	3,473,768	342,585	2,540,236	326,960
Privatization currencies	-	-	-	99,365	99,365	83,789	15,576	99,270	13,495	79,890	17,544
Foreign government securities	1,037,220	85,175	-	152,860	1,275,255	1,272,255	3,000	1,177,722	71,067	3,527,788	(8,850)
Other	2,000	590	1,195	9,052	12,837	12,621	216	7,634	(6)	2,130	(21)
Corporate bonds	14,340,157	2,920,818	776,710	12,704,952	30,742,637	30,946,997	(204,360)	26,978,444	(928,514)	20,039,754	1,500,745
Bank deposit certificates	390,489	945,367	29,241	699,869	2,064,966	2,064,966	-	1,886,702	-	2,085,167	-
Shares	3,988,134	-	-	-	3,988,134	4,529,169	(541,035)	3,155,107	(1,158,463)	4,669,098	1,172,102
Debentures	26	451,457	379,535	7,716,253	8,547,271	8,264,012	283,259	7,613,696	205,271	5,094,616	81,602
Promissory notes	3,442,407	829,403	68,425	119	4,340,354	4,340,354	-	5,417,814	-	-	-
Foreign corporate bonds	59,229	90,837	10,561	1,635,415	1,796,042	1,770,265	25,777	1,897,328	(110,734)	1,995,950	3,629
Derivative financial instruments (1)	1,909,818	526,826	210,965	540,506	3,188,115	3,108,559	79,556	2,281,891	140,762	2,073,421	241,882
Other	4,550,054	76,928	77,983	2,112,790	6,817,755	6,869,672	(51,917)	4,725,906	(5,350)	4,121,502	1,530
PGBL / VGBL restricted bonds	2,302,454	1,402,936	5,230,550	17,888,204	26,824,144	26,824,144	-	27,573,060	-	28,630,383	-
Subtotal	20,548,368	8,610,460	8,902,904	86,039,697	124,101,429	123,496,115	605,314	111,849,056	95,703	105,034,563	1,560,268
Purchase and sale commitments (2)	17,137,727	1,343,168	-	3,527,684	22,008,579	22,008,579	-	18,967,149	-	13,921,700	-
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(282,877)	-	(225,784)	-	-
Overall total	37,686,095	9,953,628	8,902,904	89,567,381	146,110,008	145,504,694	322,437	130,816,205	(130,081)	118,956,263	1,560,268

c) Consolidated classification by category, maturity and business segment

I) Trading securities

Securities (3)	R$ thousand

	2009									2008

	June 30							March 31		June 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Financial	12,277,335	6,122,561	2,806,057	28,370,924	49,576,877	48,778,354	798,523	45,720,520	1,002,884	35,317,830	97,750
National treasury bills	389,404	308,044	395,838	2,014,239	3,107,525	3,094,006	13,519	2,704,013	19,046	13,101,644	(65,151)
Financial treasury bills	1,394,634	2,828,004	119,721	5,939,271	10,281,630	10,289,772	(8,142)	8,769,633	(7,621)	2,817,287	(1,003)
Bank deposit certificates	45,868	789,239	798	653,453	1,489,358	1,489,358	-	1,425,414	-	1,326,097	-
Derivative financial instruments (1)	1,909,818	526,826	210,965	540,506	3,188,115	3,108,559	79,556	2,281,891	140,762	2,073,421	241,882
Debentures	26	386,759	326,907	5,813,547	6,527,239	6,252,186	275,053	5,462,778	201,356	3,414,469	74,295
Promissory notes	3,231,669	324,187	68,303	119	3,624,278	3,624,278	-	4,690,175	-	-	-
Brazilian foreign debt notes	-	-	-	38,284	38,284	34,693	3,591	41,438	3,317	34,092	2,373
National treasury notes (4)	927,033	863,376	1,671,772	12,606,385	16,068,566	15,638,687	429,879	16,960,874	584,227	5,830,595	(145,500)
Foreign corporate securities	9,489	9,824	10,558	59,702	89,573	88,799	774	92,429	(5,804)	688,483	(296)
Foreign government securities	1,037,220	85,165	-	8,177	1,130,562	1,123,090	7,472	1,177,710	71,067	3,527,788	(8,850)
Shares (4)	45,357	-	-	-	45,357	45,357	-	20,608	-	91,208	-
Other	3,286,817	1,137	1,195	697,241	3,986,390	3,989,569	(3,179)	2,093,557	(3,466)	2,412,746	-
- Insurance companies and certificated savings plans	1,331,663	149,578	110,853	576,188	2,168,282	2,168,282	-	2,123,965	-	4,284,701	-
Financial treasury bills	-	75,806	110,853	493,692	680,351	680,351	-	659,948	-	1,524,232	-
National treasury bills	-	-	-	33,784	33,784	33,784	-	19,441	-	570,108	-
Bank deposit certificates	208,222	72,056	-	6,860	287,138	287,138	-	283,019	-	588,180	-
National treasury notes	-	1,716	-	6,191	7,907	7,907	-	7,868	-	287,020	-
Shares	30,003	-	-	-	30,003	30,003	-	46,109	-	171,883	-
Debentures	-	-	-	4,525	4,525	4,525	-	93,720	-	210,346	-
Foreign private bonds	49,740	-	-	-	49,740	49,740	-	-	-	-	-
Promissory notes	105,369	-	-	-	105,369	105,369	-	133,556	-	-	-
Other	938,329	-	-	31,136	969,465	969,465	-	880,304	-	932,932	-

Securities (3)	R$ thousand

	2009									2008

	June 30							March 31		June 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to-market

- Private pension plans	2,438,351	1,466,282	5,231,227	18,149,016	27,284,876	27,284,876	-	27,972,487	-	28,853,358	-
Financial treasury bills	-	38	677	198,541	199,256	199,256	-	195,837	-	-	-
National treasury notes	-	-	-	2,996	2,996	2,996	-	2,988	-	2,723	-
Bank deposit certificates	-	63,308	-	87	63,395	63,395	-	5,413	-	3,506	-
National treasury bills	-	-	-	8,906	8,906	8,906	-	-	-	6,554	-
Shares	1,995	-	-	-	1,995	1,995	-	1,848	-	2,796	-
Debentures	-	-	-	34	34	34	-	2,872	-	1,724	-
PGBL / VGBL restricted bonds	2,302,454	1,402,936	5,230,550	17,888,204	26,824,144	26,824,144	-	27,573,060	-	28,630,383	-
Other	133,902	-	-	50,248	184,150	184,150	-	190,469	-	205,672	-
- Other activities	80,185	27,730	4,757	169,788	282,460	282,460	-	256,767	266	222,393	-
Financial treasury bills	65,659	-	4,635	154,155	224,449	224,449	-	164,732	-	116,216	-
Bank deposit certificates	23	20,764	-	10,260	31,047	31,047	-	30,966	-	14,701	-
National treasury bills	13,762	-	-	165	13,927	13,927	-	20,871	266	35,929	-
Debentures	-	6,804	-	4,795	11,599	11,599	-	38,418	-	54,977	-
National treasury notes	-	-	-	413	413	413	-	799	-	467	-
Promissory notes	-	162	122	-	284	284	-	-	-	-	-
Other	741	-	-	-	741	741	-	981	-	103	-
Subtotal	16,127,534	7,766,151	8,152,894	47,265,916	79,312,495	78,513,972	798,523	76,073,739	1,003,150	68,678,282	97,750
Purchase and sale commitments (2)	17,137,727	1,343,168	-	3,527,684	22,008,579	22,008,579	-	18,967,149	-	13,921,700	-
- Financial	-	-	-	3,527,379	3,527,379	3,527,379	-	3,128,033	-	2,902,354	-
- Insurance companies and
certificated savings plans	2,947,890	237,155	-	-	3,185,045	3,185,045	-	3,551,511	-	2,529,149	-
- Private pension plans	14,189,837	1,106,013	-	305	15,296,155	15,296,155	-	12,287,605	-	8,490,197	-
- PGBL/VGBL	13,293,034	1,105,953	-	305	14,399,292	14,399,292	-	11,626,320	-	7,655,252	-
- Funds	896,803	60	-	-	896,863	896,863	-	661,285	-	834,945	-
Overall total	33,265,261	9,109,319	8,152,894	50,793,600	101,321,074	100,522,551	798,523	95,040,888	1,003,150	82,599,982	97,750
Derivative financial instruments (liabilities)	(2,196,108)	(110,903)	(109,493)	(182,695)	(2,599,199)	(2,631,192)	31,993	(2,293,887)	(60,738)	(1,597,723)	(36,214)

II) Available -for-sale securities

Securities (3)	R$ thousand

	2009									2008

	June 30							March 31		June 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Financial	1,297,383	226,186	667,465	13,258,029	15,449,063	15,188,104	260,959	7,912,435	(92,370)	9,035,457	786,576
National treasury bills	76,011	10	478,737	51,878	606,636	604,539	2,097	74,239	375	-	-
Brazilian foreign debt securities	34	2	-	1,982,042	1,982,078	1,616,184	365,894	2,307,524	339,268	1,726,242	324,587
Foreign corporate securities	-	81,013	3	1,575,713	1,656,729	1,631,726	25,003	1,804,899	(104,930)	1,307,467	3,925
National treasury notes (4)	-	-	-	6,586,789	6,586,789	6,604,107	(17,318)	101,679	(4)	3,248,226	(65,376)
Financial treasury bills	-	10,876	29,671	303,297	343,844	343,900	(56)	235,910	(23)	84,540	645
Bank deposit certificates	136,067	-	28,443	29,209	193,719	193,719	-	141,416	-	150,434	-
Debentures	-	57,894	52,628	1,141,836	1,252,358	1,251,288	1,070	1,242,578	(2,128)	782,275	(1,660)
Shares (4)	944,382	-	-	-	944,382	1,016,344	(71,962)	434,661	(323,651)	1,160,875	528,787
Privatization currencies	-	-	-	99,365	99,365	83,789	15,576	99,270	13,495	79,890	17,544
Foreign governments bonds	-	10	-	144,683	144,693	149,165	(4,472)	12	-	-	-
Other	140,889	76,381	77,983	1,343,217	1,638,470	1,693,343	(54,873)	1,470,247	(14,772)	495,508	(21,876)
- Insurance companies and certificated savings plans	1,431,436	201,100	25,516	455,281	2,113,333	2,334,923	(221,590)	1,660,850	(410,259)	1,496,608	204,068
Financial treasury bills	-	32,749	25,516	65,902	124,167	124,076	91	132,105	288	72,674	67
Shares	1,380,060	-	-	-	1,380,060	1,616,311	(236,251)	1,188,602	(429,472)	1,244,785	171,649
Debentures	-	-	-	127,653	127,653	120,517	7,136	124,087	6,043	129,924	8,967
Promissory notes	-	168,351	-	-	168,351	168,351	-	163,802	-	-	-
Bank deposit certificates	-	-	-	-	-	-	-	-	-	1,830	-
National treasury bills	-	-	-	261,726	261,726	260,643	1,083	-	-	-	-
Other	51,376	-	-	-	51,376	45,025	6,351	52,254	12,882	47,395	23,385
- Private pension plans	1,691,583	417,023	57,029	170,141	2,335,776	2,568,459	(232,683)	2,247,671	(404,885)	2,441,122	471,736
Shares	1,586,214	-	-	-	1,586,214	1,819,141	(232,927)	1,463,194	(405,407)	1,997,395	471,528
Financial treasury bills	-	80,320	57,029	170,141	307,490	307,246	244	308,468	522	421,699	208
Promissory notes	105,369	336,703	-	-	442,072	442,072	-	430,281	-	-	-
Other	-	-	-	-	-	-	-	45,728	-	22,028	-

Securities (3)	R$ thousand

	2009									2008

				June 30				March 31		June 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market

- Other activities	432	-	-	-	432	327	105	559	67	7,823	138
Bank deposit certificates	309	-	-	-	309	309	-	474	-	419	-
Shares	123	-	-	-	123	18	105	85	67	156	138
Other	-	-	-	-	-	-	-	-	-	7,248	-
Subtotal	4,420,834	844,309	750,010	13,883,451	19,898,604	20,091,813	(193,209)	11,821,515	(907,447)	12,981,010	1,462,518
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(282,877)	-	(225,784)	-	-
Overall total	4,420,834	844,309	750,010	13,883,451	19,898,604	20,091,813	(476,086)	11,821,515	(1,133,231)	12,981,010	1,462,518

III) Held-to-maturity securities

Securities (3)	R$ thousand

	2009						2008

	June 30					March 31	June 30

	1 to 30	31 to 180	181 to 360	More than	Restated cost	Restated cost	Restated cost
	days	days	days	360 days	value (5) (6)	value (5) (6)	value (5) (6)

Financial	-	-	-	973,821	973,821	1,137,642	791,563
Brazilian foreign debt notes	-	-	-	960,665	960,665	1,124,806	779,902
Financial treasury bills	-	-	-	13,156	13,156	12,836	11,661
Insurance companies and certificated savings plans	-	-	-	7,135,787	7,135,787	6,335,984	6,273,758
National treasury notes	-	-	-	7,135,787	7,135,787	6,335,984	6,273,758
Private pension plans	-	-	-	16,780,722	16,780,722	16,480,176	16,309,950
Debentures	-	-	-	623,863	623,863	649,243	500,901
National treasury notes	-	-	-	16,156,859	16,156,859	15,830,933	15,808,930
Financial treasury bills	-	-	-	-	-	-	119
Overall total (4)	-	-	-	24,890,330	24,890,330	23,953,802	23,375,271

d) Breakdown of the portfolios by publication items

Securities (3)	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)

Own portfolio	35,425,520	6,503,219	6,410,787	65,754,685	114,094,211	106,921,907	96,064,949
Fixed income securities	31,437,386	6,503,219	6,410,787	65,754,685	110,106,077	103,766,800	91,395,851
• Financial treasury bills	1,460,293	1,188,908	270,836	1,258,389	4,178,426	6,035,641	4,383,501
• Purchase and sale commitments (2)	17,137,727	1,343,168	-	3,527,684	22,008,579	18,967,149	13,921,700
• National treasury notes	927,033	68,107	233,921	29,023,594	30,252,655	23,831,327	24,524,986
• Brazilian foreign debt securities	34	2	-	1,097,013	1,097,049	3,473,768	2,012,951
• Bank deposit certificates	390,489	945,367	29,241	699,869	2,064,966	1,886,702	2,081,552
• National treasury bills	128,420	20,341	108,540	654,081	911,382	1,159,053	1,855,669
• Foreign corporate securities	59,229	90,837	10,561	1,614,777	1,775,404	1,897,328	1,673,097
• Debentures	26	451,457	379,535	7,716,253	8,547,271	7,613,696	4,752,586
• Promissory notes	3,442,407	829,403	68,425	119	4,340,354	5,417,814	-
• Foreign government securities	1,037,220	85,175	-	152,860	1,275,255	1,177,722	3,456,586
• PGBL/VGBL restricted bonds	2,302,454	1,402,936	5,230,550	17,888,204	26,824,144	27,573,060	28,630,383
• Other	4,552,054	77,518	79,178	2,121,842	6,830,592	4,733,540	4,102,840

Securities (3)	R$ thousand

			2009				2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31(3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)

Equity securities	3,988,134	-	-	-	3,988,134	3,155,107	4,669,098
• Shares of listed companies (technical provision)	1,324,940	-	-	-	1,324,940	1,257,799	966,362
• Shares of listed companies (other) (4)	2,663,194	-	-	-	2,663,194	1,897,308	3,702,736
Subject to commitments	350,757	2,887,935	2,281,152	23,234,276	28,754,120	21,568,880	20,463,029
Repurchase agreements	-	1,563	2,315	1,210,976	1,214,854	961,142	9,034,373
• National treasury bills	-	608	1,227	13,531	15,366	98,270	2,769,414
• Brazilian foreign debt securities	-	-	-	180,374	180,374	-	527,285
• Financial treasury bills	-	955	1,088	996,433	998,476	862,872	76,505
• National treasury notes	-	-	-	-	-	-	4,921,469
• Foreign corporate securities	-	-	-	20,638	20,638	-	322,853
• Debentures	-	-	-	-	-	-	342,030
• Bank deposit certificates	-	-	-	-	-	-	3,615
• Foreign corporate securities	-	-	-	-	-	-	71,202
Brazilian Central Bank	259,245	2,393,434	1,743,061	14,311,984	18,707,724	14,413,471	7,313,606
• National treasury bills	259,245	1,575	485,646	1,365,012	2,111,478	510,096	6,852,785
• Financial treasury bills	-	703,980	1,257,415	9,570,577	11,531,972	11,428,080	433,109
• National treasury notes	-	1,687,879	-	3,376,395	5,064,274	2,475,295	27,712
Privatization currencies	-	-	-	99,365	99,365	99,270	100,682
Collateral provided	91,512	492,938	535,776	7,611,951	8,732,177	6,094,997	4,014,368
• National treasury bills	91,512	261,746	279,162	338,074	970,494	1,027,954	1,900,044
• Financial treasury bills	-	138,187	76,178	1,669,024	1,883,389	1,085,325	542,169
• National treasury notes	-	93,005	180,436	3,901,249	4,174,690	3,981,718	1,572,155
• Brazilian foreign debt securities	-	-	-	1,703,604	1,703,604	-	-
Derivative financial instruments (1)	1,909,818	526,826	210,965	540,506	3,188,115	2,281,891	2,073,421
Securities purpose of unrestricted purchase and sale commitments	-	35,648	-	37,914	73,562	43,527	354,864
• National treasury bills	-	23,784	-	-	23,784	23,191	336,323
• Financial treasury bills	-	11,864	-	37,914	49,778	20,336	18,541
Overall total	37,686,095	9,953,628	8,902,904	89,567,381	146,110,008	130,816,205	118,956,263
%	25.8	6.8	6.1	61.3	100.0	100.0	100.0

(1) For comparison purposes with the criterion adopted by Bacen Circular Letter 3,068/02 and due to securities characteristics, we are considering the derivative financial instruments, except the ones considered cash flow hedge under the category “Trading Securities”;
(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries, except the ones considered cash flow hedge included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the held-to-maturity securities’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of June 30, 2009. On December 31, 2008, R$454,090 thousand of shares issued by Visa Inc. and R$9,836,218 thousand were transferred from NTN “Available-for-Sale Securities” to “Trading Securities”; and respective amounts of R$454,090 thousand and R$211,085 thousand were also transferred, due to the management’s intention as to their trading;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost value in the amount of R$2,550,600 thousand (2008 – R$2,071,325 thousand); and
(7) The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, to meet its own needs to manage Bradesco’s global exposure, as well as to answer its clients’ requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating risks deriving from operations carried out by Bradesco and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at the consolidated balance sheet by its estimated fair value. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on market operator’s quotations, pricing models, discounted cash flows or similar techniques to which the determination of fair value may require judgment or significant estimates by management.

To derivative financial instruments, market price quotations are used to determine the fair value of these instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. Fair Value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OCT Clearing House) and BM&FBovespa.

Operations involving forward contracts of indexes and currencies are carried out to manage hedge institution’s global exposures and in operations to meet our clients’ needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as at over-the-counter markets.

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand

	2009				2008

	June 30		March 31		June 30

	Overall amount	Net amount	Overall amount	Overall amount	Net amount	Overall amount

Future contracts
Purchase commitments:	26,535,520		32,266,160		23,587,138
-Interbank market	18,105,385	-	26,155,682	-	19,543,799	-
-Foreign currency	8,430,135	-	6,062,560	-	4,021,612	-
-Other	-	-	47,918	47,918	21,727	21,727
Sale commitments:	93,159,820		90,394,421		81,260,169
-Interbank market (1)	73,386,712	55,281,327	74,641,681	48,485,999	66,242,913	46,699,114
-Foreign currency (2)	19,773,108	11,342,973	15,752,740	9,690,180	15,017,256	10,995,644
Option contracts
Purchase commitments:	5,246,691		1,617,273		12,992,904
-Interbank market	3,745,700	-	293,100	-	9,858,900	21,900
-Foreign currency	668,453	50,269	372,519	-	2,370,205	-
-Other	832,538	-	951,654	-	763,799	-
Sale commitments:	8,431,045		4,487,471		15,870,126
-Interbank market	6,598,700	2,853,000	1,819,400	1,526,300	9,837,000	-
-Foreign currency	618,184	-	601,380	228,861	3,362,490	992,285
-Other	1,214,161	381,623	2,066,691	1,115,037	2,670,636	1,906,837
Forward contracts
Purchase commitments:	5,527,993		6,492,418		2,803,358
-Foreign currency	4,269,773	-	6,382,339	332,081	2,803,287	1,256,950
-Other	1,258,220	746,002	110,079	-	71	-
Sale commitments:	5,395,478		6,862,403		1,625,010
-Foreign currency	4,883,260	613,487	6,050,258	-	1,546,337	-
-Other	512,218	-	812,145	702,066	78,673	78,602
Swap contracts
Long position:	15,629,948		16,923,902		36,126,489
-Interbank market	5,792,314	897,827	5,568,991	-	11,634,936	3,315,169
-Prefixed	672,466	376,687	700,475	406,026	845,612	343,101
-Foreign currency (3)	7,034,175	-	8,446,810	-	20,565,632	-
-Reference Interest Rate - TR	1,618,507	1,458,975	1,647,377	1,457,695	869,960	620,834

	R$ thousand

	2009				2008

	June 30		March 31		June 30

	Overall amount	Net amount	Overall amount	Overall amount	Net amount	Overall amount

- Special Clearance and Custody System (Selic)	246,726	148,623	269,605	162,737	343,936	281,892
- General Price Index –Market (IGP-M)	99,630	-	123,126	-	651,013	-
- Other (3)	166,130	-	167,518	-	1,215,400	-
Short position:	15,075,001		16,915,568		35,386,383
- Interbank market	4,894,487	-	5,745,265	176,274	8,319,767	-
- Prefixed	295,779	-	294,449	-	502,511	-
- Foreign currency (3)	8,632,717	1,598,542	9,491,694	1,044,884	24,025,806	3,460,174
- TR	159,532	-	189,682	-	249,126	-
- Selic	98,103	-	106,868	-	62,044	-
- IGP-M	450,264	350,634	570,486	447,360	1,003,260	352,247
- Other (3)	544,119	377,989	517,124	349,606	1,223,869	8,469

(1) It includes cash flow hedge to protect CDI-related funding in the amount of R$60,632,223 thousand (on March 31, 2009 – R$20,475,182 thousand) (Note 8g);
(2) It includes specific hedge to protect investments abroad that totaled R$11,418,447 thousand (R$9,323,886 thousand on March 31, 2009 and R$8,269,478 thousand on June 30, 2008) (Note 13a); and
(3) It includes loan derivative operations (Note 8f).

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2009						2008

	June 30			March 31			June 30

	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value

Adjustment receivables – swap	913,293	101,558	1,014,851	728,063	119,657	847,720	1,471,759	219,444	1,691,203
Receivable forward purchases	1,305,286	(15)	1,305,271	420,742	(16)	420,726	924	-	924
Receivable forward sales	803,901	17	803,918	899,889	(551)	899,338	170,686	264	170,950
Premiums on exercisable options	86,079	(22,004)	64,075	92,435	21,672	114,107	188,170	22,174	210,344
Total assets	3,108,559	79,556	3,188,115	2,141,129	140,762	2,281,891	1,831,539	241,882	2,073,421
Adjustment payables – swap	(452,591)	(7,313)	(459,904)	(816,596)	(22,790)	(839,386)	(938,515)	(12,582)	(951,097)
Payable forward purchases	(1,325,859)	15	(1,325,844)	(129,311)	17	(129,294)	(214,827)	-	(214,827)
Payable forward sales	(540,437)	(17)	(540,454)	(886,966)	809	(886,157)	(94,480)	(264)	(94,744)
Premiums on written options	(312,305)	39,308	(272,997)	(400,276)	(38,774)	(439,050)	(313,687)	(23,368)	(337,055)
Total liabilities	(2,631,192)	31,993	(2,599,199)	(2,233,149)	(60,738)	(2,293,887)	(1,561,509)	(36,214)	(1,597,723)

III) Future, option, forward and swap contracts

	R$ thousand

			2009				2008

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30

Future contracts	51,744,655	7,851,540	35,291,089	24,808,056	119,695,340	122,660,581	104,847,307
Option contracts	1,931,950	8,889,613	1,575,919	1,280,254	13,677,736	6,104,744	28,863,030
Forward contracts	9,135,060	846,497	778,545	163,369	10,923,471	13,354,821	4,428,368
Swap contracts	3,516,408	1,216,810	2,026,242	7,855,637	14,615,097	16,076,182	34,435,286
Total on June 30, 2009	66,328,073	18,804,460	39,671,795	34,107,316	158,911,644
Total on March 31, 2009	75,958,351	18,083,133	42,315,084	21,839,760		158,196,328
Total on June 30, 2008	86,481,659	28,717,764	21,201,484	36,173,084			172,573,991

IV) Types of margin granted as collateral for derivative financial instruments, mainly comprising futures contracts

	R$ thousand

	2009		2008

	June 30	March 31	June 30

Government securities
National treasury notes	2,947,663	3,034,477	1,446,790
Financial treasury bills	434,577	24,021	12,312
National treasury bills	85,047	52,356	440,072
Total	3,467,287	3,110,854	1,899,174

V) Net revenues and expenses amounts

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Swap contracts	277,734	246,431	524,165	681,179
Forward contracts	51,768	81,357	133,125	(297,670)
Option contracts	397,507	185,335	582,842	154,393
Futures contracts	1,432,571	145,731	1,578,302	2,066,084
Foreign exchange variation of investments abroad	(1,329,717)	(121,456)	(1,451,173)	(826,580)
Total	829,863	537,398	1,367,261	1,777,406

VI) Overall amounts of the derivative financial instruments, broken down by trading place and counter-parties

	R$ thousand

	2009		2008

	June 30	March 31	June 30

Cetip - OTC Clearing House (over-the-counter)	4,323,168	5,134,675	17,167,273
BM&FBovespa (stock exchange)	142,896,716	139,962,783	147,115,827
Foreign (over-the-counter) (1)	9,614,651	10,113,677	6,044,018
Foreign (stock exchange) (1)	2,077,109	2,985,193	2,246,873
Total	158,911,644	158,196,328	172,573,991

(1) Comprise operations carried out at the Stock Exchanges of Chicago and New York and at over-the-counter markets.

On June 30, 2009, counter-parties are distributed among corporate clients with 89%, financial institutions with 10% and individuals/others with 1%. Specifically regarding exchange financial instruments, we point out that Bradesco did not carry out exotic options, so called target forward swap, or any other leveraged derivatives, as well as amounts payable or receivable, outstanding on June 30, 2009, do not show concentration regarding individual counter-parties.

f) Credit Default Swaps (CDS)

They usually represent a bilateral agreement in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives a stream of payments that is usually paid in a linear manner during the operation effectiveness.

In case of default, the purchasing counterparty shall receive a payment to offset the value of the loss incurred in the financial instrument. In such case, the selling counterparty usually receives the asset object of the agreement in exchange for the payment.

	R$ thousand

	Credit risk amount			Effect on the calculation of the required shareholders’ equity

	2009		2008	2009		2008

	June 30	March 31	June 30	June 30	March 31	June 30

Transferred
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	(614,754)	(773,370)	(542,902)	-	-	-
• Securities – Foreign public debt bond	-	-	(1,591,900)	-	-	(87,555)
• Derivatives with companies	(3,903)	(4,630)	-	(215)	(255)	-
Received
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	9,641,880	11,554,006	9,354,800	-	-	-
• Derivatives with companies	74,161	168,978	178,000	8,158	18,558	19,580
Total	9,097,384	10,944,984	7,397,998	7,943	18,303	(67,975)
Deposited margin	608,081	1,316,760	593,919

Bradesco carries out operations involving credit derivatives with the purpose of maximizing its risk exposure and asset management. Contracts related to the credit derivatives operations described above have several maturities until 2017, 93.1% of which mature by 2010. The mark-to-market of protection rates that remunerate the risk receiving counterparty amount to R$(59,657) thousand (March 31, 2009 – R$(261,164) thousand and June 30, 2008 – R$32,734 thousand) . During the period there was no occurrence of a credit event related to triggering events provided for in the contracts.

g) Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from the variability attributable to variable interest risk from Bank Deposit Certificate (CDB) indexed to the Interbank Deposit Rate (DI CETIP), converting variable payments into fixed payments.

Bradesco traded DI Future contracts as of 2009, used as cash flow hedge for funding linked to DI CETIP. The flowing table presents the DI Future position, where:

	R$ thousand

	2009

	June 30	March 31

DI Future with maturity between the years of 2009 and 2017	60,632,223	20,475,182
Funding referring to CDI	60,302,913	20,279,968
Market adjustment recorded in shareholders’ equity (1)	(282,877)	(225,784)
Non-effective market value recorded in result	6,583	1,732

(1) The adjustment in the shareholders’ equity is R$(169,726) thousand net from tax effects (R$(135,470) thousand on March 31, 2009).

Effectiveness seen on the hedge portfolio was in conformity with Bacen Circular Letter 3,082/02.

h) Income from securities, income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Fixed income securities	1,213,109	2,246,205	3,459,314	1,312,011
Interbank investments (Note 7b)	2,179,304	2,585,369	4,764,673	2,772,580
Equity securities	13,378	(48,182)	(34,804)	(25,069)
Subtotal	3,405,791	4,783,392	8,189,183	4,059,522
Income on insurance, private pension plans and certificated savings plans	2,118,288	1,986,067	4,104,355	4,143,900
Income from derivative financial instruments (Note 8e V)	829,863	537,398	1,367,261	1,777,406
Total	6,353,942	7,306,857	13,660,799	9,980,828

9) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

a) Restricted credit

	R$ thousand

	Remuneration	2009		2008

		June 30	March 31	June 30

Reserve requirements – demand deposits (1)	not remunerated	7,414,842	7,059,990	8,093,575
Reserve requirements – savings account deposits	savings index	7,824,829	7,671,891	6,796,887
Additional reserve requirements (2)	Selic rate	-	-	9,689,591
• Time deposit	-	-	-	4,318,526
• Savings deposits	-	-	-	3,360,443
• Demand deposit	-	-	-	2,010,622
Restricted deposits – National Housing System (SFH)	TR + interest rate	473,139	469,388	458,765
Funds from rural loan	not remunerated	578	578	578
Total		15,713,388	15,201,847	25,039,396

(1) As of October 2008 there was a decrease in the rate, from 45% to 42%; and
(2) On June 30, 2009, additional compulsory deposits were classified as follows: R$7,460,114 thousand (on March 31, 2009 – R$6,742,538 thousand) in securities, and R$1,888,833 thousand (on March 31, 2009 - R$2,459,837 thousand) on interbank investments, totaling R$9,348,947 thousand (on March 31, 2009 - R$9,202,375 thousand).

b) Compulsory deposit

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Restricted deposits - Bacen (reserves requirement)	129,662	140,167	269,829	690,518
Restricted deposits - SFH	7,219	7,102	14,321	12,050
Total	136,881	147,269	284,150	702,568

10) LOAN OPERATIONS

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan assignment, is presented as follows:

a) By type and maturity

	R$ thousand

	Performing loans

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2009				2008

							Total on June 30 (A)	% (5)	Total on March 31 (A)	% (5)	Total on June 30 (A)	% (5)

Discounted loans and trade receivables	13,089,713	8,404,319	6,354,481	7,494,201	9,922,302	23,720,865	68,985,881	35.1	69,529,806	35.4	61,076,115	36.1
Financing (2)	2,760,087	2,489,312	2,047,507	5,206,355	8,513,844	23,551,327	44,568,432	22.8	45,902,320	23.3	43,605,339	25.7
Agricultural and agribusiness financing	783,031	662,178	524,404	1,867,077	2,089,859	4,203,536	10,130,085	5.2	10,050,467	5.1	10,229,645	6.1
Subtotal	16,632,831	11,555,809	8,926,392	14,567,633	20,526,005	51,475,728	123,684,398	63.1	125,482,593	63.8	114,911,099	67.9
Leasing operations	811,739	611,558	608,513	1,845,970	3,452,631	12,407,645	19,738,056	10.1	19,374,730	9.9	14,289,272	8.5
Advances on foreign exchange contracts (1)	1,227,433	925,761	815,858	3,438,141	3,134,637	-	9,541,830	4.9	10,160,396	5.2	7,534,672	4.5
Subtotal	18,672,003	13,093,128	10,350,763	19,851,744	27,113,273	63,883,373	152,964,284	78.1	155,017,719	78.9	136,735,043	80.9
Other receivables (3)	3,797,789	837,018	757,909	1,444,818	1,303,917	1,347,622	9,489,073	4.8	8,628,285	4.4	6,028,419	3.6
Total loan operations	22,469,792	13,930,146	11,108,672	21,296,562	28,417,190	65,230,995	162,453,357	82.9	163,646,004	83.3	142,763,462	84.5
Sureties and guarantees	1,740,460	857,261	652,652	1,731,256	3,685,012	22,592,273	31,258,914	16.0	30,711,721	15.6	25,435,531	15.1
Loan assignment (4)	22,946	22,022	21,258	59,413	100,549	106,773	332,961	0.2	422,147	0.2	398,754	0.2
Loan assignment – Real estate receivables
certificate	67,928	33,962	33,960	96,310	241,959	361,816	835,935	0.4	656,812	0.3	256,083	0.2
Advances of credit card receivables	256,629	114,451	81,527	212,131	240,199	58,077	963,014	0.5	1,154,251	0.6	14,567	-
Overall total on June 30, 2009	24,557,755	14,957,842	11,898,069	23,395,672	32,684,909	88,349,934	195,844,181	100.0
Overall total on March 31, 2009	25,952,037	14,787,610	12,113,777	22,080,003	33,013,065	88,644,443			196,590,935	100.0
Overall total on June 30, 2008	21,773,572	13,132,992	10,825,412	22,316,828	26,561,874	74,257,719					168,868,397	100.0

	R$ thousand

	Non-performing loans

	Installments falling due

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2009				2008

						Total on June 30 (B)	% (5)	Total on March 31 (B)	% (5)	Total on June 30 (B)	% (5)

Discounted trade receivables and other loans	710,880	587,965	704,327	1,298,930	1,470,508	4,772,610	75.1	4,589,907	74.1	3,408,711	76.2
Financing (2)	248,280	179,559	100,548	195,382	175,131	898,900	14.2	876,837	14.2	808,012	18.1
Agricultural and agribusiness financing	35,249	40,623	29,143	32,477	43,881	181,373	2.9	203,802	3.3	82,422	1.8
Subtotal	994,409	808,147	834,018	1,526,789	1,689,520	5,852,883	92.2	5,670,546	91.6	4,299,145	96.1
Leasing operations	91,239	75,764	43,418	81,123	64,510	356,054	5.6	268,658	4.3	86,052	1.9
Advances on foreign exchange contracts (1)	7,289	11,774	19,656	19,540	12,736	70,995	1.1	59,815	1.0	40,818	0.9
Subtotal	1,092,937	895,685	897,092	1,627,452	1,766,766	6,279,932	98.9	5,999,019	96.9	4,426,015	98.9
Other receivables (3)	3,673	2,619	3,540	5,316	53,860	69,008	1.1	190,372	3.1	50,808	1.1
Overall total on June 30, 2009	1,096,610	898,304	900,632	1,632,768	1,820,626	6,348,940	100.0
Overall total on March 31, 2009	1,184,764	994,769	855,417	1,605,472	1,548,969			6,189,391	100.0
Overall total on June 30, 2008	815,047	634,989	593,963	1,189,591	1,243,233					4,476,823	100.0

	R$ thousand

	Non-performing loans

	Installments falling due

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2009				2008

							Total on June 30 (C)	% (5)	Total on March 31 (C)	% (5)	Total on June 30 (C)	% (5)

Discounted trade receivables and loans	365,060	294,348	278,494	583,095	802,375	1,434,651	3,758,023	35.6	3,479,090	34.1	2,294,294	33.8
Financing (2)	231,445	211,102	207,537	568,046	915,410	1,879,078	4,012,618	37.9	4,231,859	41.4	3,595,560	53.1
Agricultural and agribusiness financing	12,609	11,866	11,819	19,053	53,617	310,247	419,211	4.0	449,077	4.4	229,396	3.4
Subtotal	609,114	517,316	497,850	1,170,194	1,771,402	3,623,976	8,189,852	77.5	8,160,026	79.9	6,119,250	90.3
Leasing operations	73,403	58,412	58,842	181,320	358,433	1,622,069	2,352,479	22.2	2,018,254	19.8	619,254	9.1
Subtotal	682,517	575,728	556,692	1,351,514	2,129,835	5,246,045	10,542,331	99.7	10,178,280	99.7	6,738,504	99.4
Other receivables (3)	649	639	630	2,267	12,146	16,020	32,351	0.3	33,882	0.3	38,878	0.6
Overall total on June 30, 2009	683,166	576,367	557,322	1,353,781	2,141,981	5,262,065	10,574,682	100.0
Overall total on March 31, 2009	704,623	600,780	541,788	1,317,092	2,061,009	4,986,870			10,212,162	100.0
Overall total on June 30, 2008	529,395	439,574	390,635	984,694	1,444,237	2,988,847					6,777,382	100.0

					R$ thousand

	Overall total

	2009				2008

	Total on June 30%		Total on March 31%		Total on June 30%
	(A+B+C)	(5)	(A+B+C)	(5)	(A+B+C)	(5)

Discounted trade receivables and loans	77,516,514	36.4	77,598,803	36.5	66,779,120	37.1
Financing (2)	49,479,950	23.3	51,011,016	23.9	48,008,911	26.7
Agricultural and agribusiness financing	10,730,669	5.0	10,703,346	5.0	10,541,463	5.9
Subtotal	137,727,133	64.7	139,313,165	65.4	125,329,494	69.7
Leasing operations	22,446,589	10.5	21,661,642	10.2	14,994,578	8.3
Advances on foreign exchange contracts (1)	9,612,825	4.5	10,220,211	4.8	7,575,490	4.2
Subtotal	169,786,547	79.7	171,195,018	80.4	147,899,562	82.2
Other receivables (3)	9,590,432	4.5	8,852,539	4.2	6,118,105	3.4
Total loan operations	179,376,979	84.2	180,047,557	84.6	154,017,667	85.6
Sureties and guarantees	31,258,914	14.7	30,711,721	14.4	25,435,531	14.1
Loan assignment (4)	332,961	0.2	422,147	0.2	398,754	0.2
Loan assignment – real estate receivable certificate	835,935	0.4	656,812	0.3	256,083	0.1
Advance of credit card receivables	963,014	0.5	1,154,251	0.5	14,567	-
Overall total on June 30, 2009	212,767,803	100.0
Overall total on March 31, 2009			212,992,488	100.0
Overall total on June 30, 2008					180,122,602	100.0

(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) It includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$8,336,592 thousand (March 31, 2009 – R$8,577,079 thousand and June 30, 2008 – R$8,025,932 thousand);
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts and receivables relating to credit cards (cash and credit purchases from storeowners) in the amount of R$6,399,688 thousand (March 31, 2009 – R$5,926,150 thousand and June 30, 2008 – R$5,609,540 thousand);
(4) Restated amount of the loan grant up to June 30, 2009, net of installments received; and
(5) Ratio between type and total loan portfolio including sureties and guarantee.

b) By type and risk level

Loan operations	R$ thousand

	Risk levels

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on June 30%		Total on March 31%		Total on June 30%

Discounted trade
receivables and
loan	16,260,032	31,451,088	8,455,871	12,114,793	1,998,648	1,037,778	1,150,935	860,106	4,187,263	77,516,514	43.2	77,598,803	43.2	66,779,120	43.4
Financings	8,252,356	22,476,087	6,208,185	9,560,101	819,904	361,132	317,781	237,550	1,246,854	49,479,950	27.6	51,011,016	28.3	48,008,911	31.2
Agricultural and
agribusiness
financings	1,002,466	2,745,443	1,606,663	4,259,346	539,046	90,243	220,526	80,922	186,014	10,730,669	6.0	10,703,346	5.9	10,541,463	6.8
Subtotal	25,514,854	56,672,618	16,270,719	25,934,240	3,357,598	1,489,153	1,689,242	1,178,578	5,620,131	137,727,133	76.8	139,313,165	77.4	125,329,494	81.4
Leasing operations	192,744	11,440,166	3,238,496	5,804,483	541,711	275,140	218,870	157,527	577,452	22,446,589	12.5	21,661,642	12.0	14,994,578	9.7
Advances on
foreign exchange
contracts	6,190,385	1,470,728	1,170,018	582,375	116,206	351	21,459	13,910	47,393	9,612,825	5.4	10,220,211	5.7	7,575,490	4.9
Subtotal	31,897,983	69,583,512	20,679,233	32,321,098	4,015,515	1,764,644	1,929,571	1,350,015	6,244,976	169,786,547	94.7	171,195,018	95.1	147,899,562	96.0
Other receivables	324,891	7,361,528	498,784	1,127,150	62,818	21,228	17,154	16,566	160,313	9,590,432	5.3	8,852,539	4.9	6,118,105	4.0
Overall total on
June 30, 2009	32,222,874	76,945,040	21,178,017	33,448,248	4,078,333	1,785,872	1,946,725	1,366,581	6,405,289	179,376,979	100.0
%	18.0	42.9	11.8	18.6	2.3	1.0	1.1	0.7	3.6	100.0
Overall total on
March 31, 2009	33,431,117	78,868,743	22,062,762	31,939,578	3,572,216	1,748,964	1,502,758	1,324,323	5,597,096			180,047,557	100.0
%	18.6	43.8	12.3	17.7	2.0	1.0	0.8	0.7	3.1			100.0
Overall total on
June 30, 2008	26,951,321	69,296,331	18,954,045	28,904,553	2,219,566	1,206,815	1,188,267	838,388	4,458,381					154,017,667	100.0
%	17.5	45.0	12.3	18.8	1.4	0.8	0.8	0.5	2.9					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk levels

	Non-performing loan operations

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on June 30%		Total on March 31%		Total on June 30%

Installments
falling due	-	-	2,096,511	2,453,104	1,522,144	831,088	898,967	535,076	2,237,792	10,574,682	100.0	10,212,162	100.0	6,777,382	100.0
1 to 30	-	-	138,275	187,953	84,877	48,031	41,585	33,951	148,494	683,166	6.5	704,623	6.9	529,395	7.8
31 to 60	-	-	118,725	152,503	71,669	40,711	36,827	28,971	126,961	576,367	5.4	600,780	5.9	439,574	6.5
61 to 90	-	-	110,518	145,301	68,967	40,775	35,326	29,337	127,098	557,322	5.3	541,788	5.3	390,635	5.8
91 to 180	-	-	243,913	327,267	182,667	105,487	91,839	74,234	328,374	1,353,781	12.8	1,317,092	12.9	984,694	14.5
181 to 360	-	-	371,506	513,616	302,832	169,563	145,039	115,011	524,414	2,141,981	20.3	2,061,009	20.2	1,444,237	21.3
More than 360	-	-	1,113,574	1,126,464	811,132	426,521	548,351	253,572	982,451	5,262,065	49.7	4,986,870	48.8	2,988,847	44.1
Past due
installments	-	-	349,052	670,135	650,370	510,460	648,540	548,880	2,971,503	6,348,940	100.0	6,189,391	100.0	4,476,823	100.0
1 to 14	-	-	76,300	123,387	44,325	22,486	24,813	15,737	68,996	376,044	5.9	374,805	6.1	303,502	6.8
15 to 30	-	-	212,794	208,584	105,403	41,039	30,480	22,961	99,305	720,566	11.4	809,959	13.1	511,545	11.4
31 to 60	-	-	24,387	299,747	198,594	98,834	61,955	42,938	171,849	898,304	14.1	994,769	16.1	634,989	14.2
61 to 90	-	-	17,746	20,284	276,690	138,654	107,852	81,334	258,072	900,632	14.2	855,417	13.8	593,963	13.3
91 to 180	-	-	-	7,205	25,358	200,979	354,092	372,427	672,707	1,632,768	25.7	1,605,472	25.9	1,189,591	26.6
181 to 360	-	-	1,725	-	-	8,468	32,090	13,483	1,660,032	1,715,798	27.0	1,452,281	23.4	1,157,557	25.8
More than 360	-	-	16,100	10,928	-	-	37,258	-	40,542	104,828	1.7	96,688	1.6	85,676	1.9
Subtotal	-	-	2,445,563	3,123,239	2,172,514	1,341,548	1,547,507	1,083,956	5,209,295	16,923,622		16,401,553		11,254,205
Specific
provision	-	-	24,455	93,697	217,251	402,464	773,753	758,769	5,209,295	7,479,684		6,794,386		4,807,059

	R$ thousand

	Risk levels

	Performing loan operations

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on June 30%		Total on March 31%		Total on June 30%

Installments
falling due	32,222,874	76,945,040	18,732,454	30,325,009	1,905,819	444,324	399,218	282,625	1,195,994	162,453,357	100.0	163,646,004	100.0	142,763,462	100.00
1 to 30	3,125,358	12,780,777	1,741,946	4,125,398	297,739	55,969	45,508	67,334	229,763	22,469,792	13.8	22,762,045	13.8	20,187,336	14.1
31 to 60	2,296,290	6,790,150	1,763,650	2,788,038	145,673	29,557	18,500	12,895	85,393	13,930,146	8.6	13,900,487	8.5	12,209,581	8.6
61 to 90	1,669,624	5,566,828	1,183,851	2,433,568	117,656	22,358	18,362	14,907	81,518	11,108,672	6.8	11,093,451	6.8	10,290,827	7.2
91 to 180	4,714,621	9,720,851	2,536,844	3,897,088	160,767	49,766	34,718	26,442	155,465	21,296,562	13.1	19,728,796	12.1	20,669,931	14.5
181 to 360	6,791,900	13,134,370	2,887,757	4,899,172	250,418	70,667	48,554	33,614	300,738	28,417,190	17.5	29,090,131	17.8	22,949,332	16.1
More than 360	13,625,081	28,952,064	8,618,406	12,181,745	933,566	216,007	233,576	127,433	343,117	65,230,995	40.2	67,071,094	41.0	56,456,455	39.5
Generic provision	-	384,705	187,324	909,750	190,582	133,297	199,609	197,838	1,195,994	3,399,099		2,940,718		2,662,451
Overall total on
June 30, 2009	32,222,874	76,945,040	21,178,017	33,448,248	4,078,333	1,785,872	1,946,725	1,366,581	6,405,289	179,376,979
Existing provision	-	385,513	214,716	2,312,199	1,090,558	859,890	1,273,653	1,328,790	6,405,289	13,870,608
Minimum required
provision	-	384,705	211,779	1,003,447	407,833	535,761	973,362	956,607	6,405,289	10,878,783
Additional provision	-	808	2,937	1,308,752	682,725	324,129	300,291	372,183	-	2,991,825
Overall total on
March 31, 2009	33,431,117	78,868,743	22,062,762	31,939,578	3,572,216	1,748,964	1,502,758	1,324,323	5,597,096			180,047,557
Existing provision	-	373,068	221,311	1,312,533	922,781	837,607	1,005,464	1,154,616	5,597,096			11,424,476
Minimum required
provision	-	372,380	218,420	1,104,622	352,146	519,463	745,293	825,684	5,597,096			9,735,104
Additional provision	-	688	2,891	207,911	570,635	318,144	260,171	328,932	-			1,689,372
Overall total on
June 30, 2008	26,951,321	69,296,331	18,954,045	28,904,553	2,219,566	1,206,815	1,188,267	838,388	4,458,381					154,017,667
Existing provision	-	326,338	189,441	1,017,974	583,611	572,636	792,220	711,594	4,458,381					8,652,195
Minimum required
provision	-	325,629	187,411	839,956	217,498	357,295	587,863	495,477	4,458,381					7,469,510
Additional provision	-	709	2,030	178,018	366,113	215,341	204,357	216,117	-					1,182,685

d) Concentration of loan operations

					R$ thousand

	2009				2008

	June 30%		March 31%		June 30%

Largest borrower	2,233,456	1.2	1,860,778	1.0	1,250,118	0.8
10 largest borrowers	12,308,921	6.9	12,051,535	6.7	9,092,369	5.9
20 largest borrowers	18,555,375	10.3	18,647,732	10.4	14,669,776	9.5
50 largest borrowers	29,430,686	16.4	29,602,581	16.4	23,662,219	15.4
100 largest borrowers	37,798,760	21.1	38,281,131	21.3	30,683,909	19.9

e) By economic activity sector

					R$ thousand

	2009				2008

	June 30%		March 31%		June 30%

Public sector	1,348,745	0.7	1,561,592	0.9	851,212	0.6
Federal Government	882,782	0.4	1,074,703	0.6	377,308	0.3
Petrochemical	802,170	0.4	983,802	0.5	255,920	0.2
Financial intermediary	80,612	-	90,901	0.1	121,388	0.1
State Government	465,963	0.3	486,889	0.3	470,936	0.3
Production and distribution of electricity	465,963	0.3	486,889	0.3	470,936	0.3
Municipal Government	-	-	-	-	2,968	-
Direct administration	-	-	-	-	2,968	-
Private sector	178,028,234	99.3	178,485,965	99.1	153,166,455	99.4
Manufacturing	41,636,648	23.2	42,254,917	23.5	35,242,133	22.9
Food products and beverage	11,853,084	6.6	12,102,340	6.7	9,908,263	6.4
Steel, metallurgy and mechanics	6,299,632	3.5	6,282,339	3.5	5,114,654	3.3
Chemical	5,310,917	3.0	4,836,622	2.7	4,523,257	2.9
Pulp and paper	2,721,504	1.5	3,088,149	1.7	1,721,587	1.1
Textiles and clothing	2,162,857	1.2	2,209,228	1.2	1,808,641	1.2
Light and heavy vehicles	2,083,418	1.2	2,246,251	1.2	2,129,343	1.4
Rubber and plastic articles	1,732,114	1.0	1,899,345	1.1	1,456,334	0.9
Extraction of metallic and non-metallic ores	1,632,922	0.9	1,796,302	1.0	1,673,326	1.1
Leather articles	1,382,490	0.8	1,378,404	0.8	1,130,510	0.7
Furniture and wooden products	1,117,657	0.6	986,788	0.6	903,953	0.6
Oil refining and production of alcohol	998,534	0.6	982,421	0.6	807,027	0.5
Electric and electronic products	972,792	0.5	895,456	0.5	955,874	0.6
Automotive parts and accessories	953,534	0.5	1,115,268	0.6	905,568	0.6
Non-metallic materials	925,081	0.5	936,025	0.5	790,356	0.5
Publishing, printing and reproduction	580,174	0.3	624,856	0.3	526,775	0.4
Other industries	909,938	0.5	875,123	0.5	886,665	0.7

					R$ thousand

	2009				2008

	June 30%		March 31%		June 30%

Commerce	23,833,956	13.3	23,816,510	13.2	21,098,979	13.7
Products in specialty stores	6,335,713	3.5	6,274,852	3.4	4,772,886	3.1
Food products, beverage and tobacco	3,447,510	1.9	3,413,296	1.8	2,781,786	1.8
Automobile vehicles	1,799,747	1.0	1,789,413	1.0	1,717,018	1.1
Grooming and household articles	1,712,623	1.0	1,720,811	1.0	1,646,196	1.1
Non-specialized retailer	1,565,899	0.9	1,637,657	0.9	1,629,671	1.1
Repair, parts and accessories for automobile
vehicles	1,528,524	0.9	1,540,217	0.9	1,177,323	0.8
Clothing and footwear	1,604,930	0.9	1,415,381	0.8	1,361,676	0.9
Residues and scrap	1,173,304	0.7	1,200,422	0.7	1,127,063	0.7
Wholesale of goods in general	1,096,614	0.6	1,198,906	0.7	1,009,142	0.7
Trade intermediary	1,097,684	0.6	1,094,483	0.6	664,527	0.4
Fuel	1,085,986	0.6	1,052,022	0.5	909,132	0.6
Farming and ranching products	760,935	0.4	817,205	0.5	1,146,670	0.7
Other commerce	624,487	0.3	661,845	0.4	1,155,889	0.7
Financial intermediaries	859,764	0.5	1,175,184	0.7	816,334	0.5
Services	36,076,477	20.1	36,340,628	20.1	29,207,909	19.0
Transportation and storage	9,314,168	5.2	9,372,659	5.2	7,478,254	4.9
Civil construction	8,082,883	4.5	7,698,065	4.3	5,035,615	3.3
Real estate activities, rentals and corporate
services	6,151,142	3.4	6,000,361	3.3	5,046,744	3.3
Production and distribution of electric power, gas
and water	2,590,768	1.4	2,587,840	1.4	2,055,810	1.3
Social services, education, health, defense and
social security	1,796,959	1.0	1,798,245	1.0	1,559,814	1.0
Hotel and catering	1,294,665	0.7	1,224,829	0.7	840,529	0.5
Holding companies, legal, accounting and
business advisory services	848,947	0.5	1,063,912	0.6	764,257	0.5
Club, leisure, cultural and sport activities	822,357	0.5	861,543	0.5	944,533	0.6
Telecommunications	683,745	0.4	589,204	0.3	659,435	0.4
Other services	4,490,843	2.5	5,143,970	2.8	4,822,918	3.2
Agriculture, cattle raising, fishing, forestry and
forest exploration	2,428,101	1.4	2,392,255	1.3	1,911,849	1.2
Individuals	73,193,288	40.8	72,506,471	40.3	64,889,251	42.1
Total	179,376,979	100.0	180,047,557	100.0	154,017,667	100.0

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand

	Portfolio balance

	Performing loans						2009		2008

			Total – non-	Performing loans	Total	%	%	%	%
	Past due	Falling due	performing				June 30	March 31	June 30
			loans				YTD	YTD	YTD

AA	-	-	-	32,222,874	32,222,874	18.0	18.0	19.1	18.0
A	-	-	-	76,945,040	76,945,040	42.9	60.9	61.9	61.9
B	349,052	2,096,511	2,445,563	18,732,454	21,178,017	11.8	72.7	74.4	74.5
C	670,135	2,453,104	3,123,239	30,325,009	33,448,248	18.6	91.3	92.2	93.4
Subtotal	1,019,187	4,549,615	5,568,802	158,225,377	163,794,179	91.3
D	650,370	1,522,144	2,172,514	1,905,819	4,078,333	2.3	93.6	94.2	94.9
E	510,460	831,088	1,341,548	444,324	1,785,872	1.0	94.6	95.2	95.7
F	648,540	898,967	1,547,507	399,218	1,946,725	1.1	95.7	96.1	96.5
G	548,880	535,076	1,083,956	282,625	1,366,581	0.7	96.4	96.9	97.1
H	2,971,503	2,237,792	5,209,295	1,195,994	6,405,289	3.6	100.0	100.0	100.0
Subtotal	5,329,753	6,025,067	11,354,820	4,227,980	15,582,800	8.7
Overall total on June 30, 2009	6,348,940	10,574,682	16,923,622	162,453,357	179,376,979	100.0
%	3.5	5.9	9.4	90.6	100.0
Overall total on March 31, 2009	6,189,391	10,212,162	16,401,553	163,646,004	180,047,557
%	3.4	5.7	9.1	90.9	100.0
Overall total on June 30, 2008	4,476,823	6,777,382	11,254,205	142,763,462	154,017,667
%	2.9	4.4	7.3	92.7	100.0

Notes to the Financial Statements

Risk level	R$ thousand

	Provision

	% Minimum required provision	Minimum required					Additional	Existing	2009		2008

		Specific			Generic	Total			% June 30 YTD (1)	% March 31 YTD (1)	% June 30 YTD (1)

		Past due	Falling due	Total specific

AA	0.0	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	384,705	384,705	808	385,513	0.5	0.5	0.5
B	1.0	3,490	20,965	24,455	187,324	211,779	2,937	214,716	1.0	1.0	1.0
C	3.0	20,104	73,593	93,697	909,750	1,003,447	1,308,752	2,312,199	6.9	4.2	3.6
Subtotal		23,594	94,558	118,152	1,481,779	1,599,931	1,312,497	2,912,428	1.8	1.2	1.1
D	10.0	65,037	152,214	217,251	190,582	407,833	682,725	1,090,558	26.7	26.2	26.8
E	30.0	153,138	249,326	402,464	133,297	535,761	324,129	859,890	48.1	48.4	48.1
F	50.0	324,270	449,483	773,753	199,609	973,362	300,291	1,273,653	65.4	67.5	67.4
G	70.0	384,216	374,553	758,769	197,838	956,607	372,183	1,328,790	97.2	95.0	96.0
H	100.0	2,971,503	2,237,792	5,209,295	1,195,994	6,405,289	-	6,405,289	100.0	100.0	100.0
Subtotal		3,898,164	3,463,368	7,361,532	1,917,320	9,278,852	1,679,328	10,958,180	70.3	70.2	73.0
Overall total on June
30, 2009		3,921,758	3,557,926	7,479,684	3,399,099	10,878,783	2,991,825	13,870,608	7.7
%		28.3	25.6	53.9	24.5	78.4	21.6	100.0
Overall total on March 31, 2009		3,654,478	3,139,908	6,794,386	2,940,718	9,735,104	1,689,372	11,424,476		6.3
%		32.0	27.5	59.5	25.7	85.2	14.8	100.0
Overall total on June 30, 2008		2,763,365	2,043,694	4,807,059	2,662,451	7,469,510	1,182,685	8,652,195			5.6
%		31.9	23.6	55.5	30.8	86.3	13.7	100.0

(1) Ratio between existing provision and portfolio by risk level.

g) Breakdown of allowance for loan losses

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Opening balance	11,424,476	10,262,601	10,262,601	7,825,816
- Specific provision (1)	6,794,386	5,928,371	5,928,371	4,412,783
- Generic provision (2)	2,940,718	2,713,660	2,713,660	2,284,956
- Additional provision (3)	1,689,372	1,620,570	1,620,570	1,128,077
Amount recorded	4,404,235	2,919,604	7,323,839	3,501,179
Amount written-off	(1,958,103)	(1,757,729)	(3,715,832)	(2,674,800)
Closing balance	13,870,608	11,424,476	13,870,608	8,652,195
- Specific provision (1)	7,479,684	6,794,386	7,479,684	4,807,059
- Generic provision (2)	3,399,099	2,940,718	3,399,099	2,662,451
- Additional provision (3)	2,991,825	1,689,372	2,991,825	1,182,685

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the client/transaction classification and accordingly not included in the preceding item; and
(3) The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, linked to the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per client was classified according to the corresponding risk levels (Note 10f).

h) Recovery and renegotiation

Expenses from allowance for loan losses, net of recoveries of written-off credits.

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Amount recorded	4,404,235	2,919,604	7,323,839	3,501,179
Amount recovered (1)	(338,684)	(311,707)	(650,391)	(543,221)
Expense net of amounts recovered	4,065,551	2,607,897	6,673,448	2,957,958

(1) Classified in income from loan operations (Note 10j).

i) Breakdown of renegotiated portfolio

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Opening balance	3,500,567	3,089,034	3,089,034	2,682,997
Amount renegotiated	1,342,294	925,250	2,267,544	1,302,598
Amount received	(260,575)	(267,651)	(528,226)	(783,689)
Amount written-off	(237,369)	(246,066)	(483,435)	(436,603)
Closing balance	4,344,917	3,500,567	4,344,917	2,765,303
Allowance for loan losses	2,556,496	2,146,673	2,556,496	1,812,159
Percentage on portfolio	58.8%	61.3%	58.8%	65.5%

j) Income on loan and leasing operations

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Discounted trade receivables and other loans	5,166,408	5,314,287	10,480,695	7,947,940
Financings	1,892,087	2,025,716	3,917,803	3,993,220
Rural and agribusiness loans	210,828	196,387	407,215	509,372
Subtotal	7,269,323	7,536,390	14,805,713	12,450,532
Recovery of credits written-off as loss	338,684	311,707	650,391	543,221
Subtotal	7,608,007	7,848,097	15,456,104	12,993,753
Leasing net of expenses	913,022	887,061	1,800,083	887,976
Total	8,521,029	8,735,158	17,256,187	13,881,729

11) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2009		2008

	June 30	March 31	June 30

Assets – other receivables
Exchange purchases pending settlement	13,293,195	20,236,026	9,350,004
Foreign exchange acceptances and term documents in foreign currencies	147	149	7,157
Exchange sale receivables	6,907,002	13,273,100	3,136,095
(-) Advances in local currency received	(315,952)	(377,112)	(383,903)
Income receivable on advances granted	269,454	253,198	133,975
Total	20,153,846	33,385,361	12,243,328
Liabilities – other liabilities
Exchange sales pending settlement	6,334,409	13,097,375	3,104,524
Exchange purchase payables	14,396,954	19,477,345	10,001,156
(-) Advances on foreign exchange contracts	(9,612,825)	(10,220,211)	(7,575,490)
Other	9,401	12,503	15,781
Total	11,127,939	22,367,012	5,545,971
Net foreign exchange portfolio	9,025,907	11,018,349	6,697,357
Memorandum accounts
Imports loans	1,188,727	1,329,461	411,945
Confirmed exports loans	74,437	104,132	35,583

Exchange results

Breakdown of foreign exchange transactions result adjusted to facilitate presentation

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Foreign exchange operations result	1,154,621	308,745	1,463,366	381,678
Adjustments:
- Income on foreign currency financing (1)	(1,733)	9,112	7,379	8,929
- Income on export financing (1)	105,019	124,696	229,715	128,734
- Income on foreign investments (2)	(82,160)	85,995	3,835	5,949
- Expenses from liabilities with foreign bankers (3)(Note 17c)	176,422	(108,426)	67,996	7,909
- Funding expenses (4)	(87,413)	(113,868)	(201,281)	(113,376)
- Other	(1,093,527)	(89,604)	(1,183,131)	(214,314)
Total adjustments	(983,392)	(92,095)	(1,075,487)	(176,169)
Adjusted foreign exchange operations result	171,229	216,650	387,879	205,509

(1) Classified in item “Income from loan operations”;
(2) Demonstrated in item “Income on securities transactions”;
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in item “Expenses from borrowing and onlending”; and
(4) They refer to funding expenses whose funds were invested in foreign exchange transactions.

b) Sundry

	R$ thousand

	2009		2008

	June 30	March 31	June 30

Tax credits (Note 34c)	15,357,605	14,748,010	9,916,964
Credit card operations	7,362,702	7,080,401	5,624,107
Borrowers by escrow deposits	6,713,171	6,658,648	5,532,442
Prepaid taxes	1,943,236	1,825,495	1,089,305
Sundry borrowers (1)	3,709,427	2,243,669	1,102,896
Receivable securities and credits (2)	3,283,533	3,034,971	729,305
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Association – FGC)	806,753	852,418	-
Payments to be reimbursed	473,166	492,822	483,289
Borrowers due to purchase of assets	89,192	95,085	108,725
Other	274,986	168,518	173,179
Total	40,013,771	37,200,037	24,760,212

(1) On June 30, 2009, includes R$2,149,534 thousand of amount receivable from the partial sale of shareholding in Companhia Brasileira de Meios de Pagamento (VisaNet); and
(2) It includes receivables from the acquisition of financial assets from loan operations with no substantial risk transfer and benefits.

12) OTHER ASSETS

a) Foreclosed assets/others

	R$ thousand

	Cost	Provision for losses	Residual value

			2009		2008

			June 30	March 31	June 30

Real estate	165,190	(53,902)	111,288	122,901	127,529
Goods subject to special conditions	64,254	(64,254)	-	-	-
Vehicles and similar	413,288	(118,639)	294,649	256,096	202,994
Inventories/storehouse	16,342	-	16,342	16,620	16,445
Machinery and equipment	11,530	(2,515)	9,015	4,069	4,313
Others	7,956	(6,842)	1,114	1,013	1,062
Total on June 30, 2009	678,560	(246,152)	432,408
Total on March 31, 2009	637,819	(237,120)		400,699
Total on June 30, 2008	564,667	(212,324)			352,343

b) Prepaid expenses

	R$ thousand

	2009		2008

	June 30	March 31	June 30

Commission on the placement of financing (1)	927,437	950,919	1,283,360
Insurance selling expenses (2)	313,776	294,392	263,397
Advertising and publicity expenses (3)	86,436	104,515	96,181
Other	151,660	74,065	63,309
Total	1,479,309	1,423,891	1,706,247

(1) Commissions paid to storeowners and car dealers. As of 2Q08, commission in the placement of financing are allocated to the respective financing/leasing operations balance;
(2) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products; and
(3) Prepaid advertising and publicity expenses, whose disclosure in the media will occur in the future.

13) INVESTMENTS

a) Main investments transacted in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon financial statements consolidation

	R$ thousand

Investments in branches and subsidiaries abroad	Balance on 12.31.2008	Transaction in the period (1)	Balance on 6.30.2009	Balance on 3.31.2009	Balance on 6.30.2008

Banco Bradesco S.A. Grand Cayman Branch	7,032,014	2,122,322	9,154,336	7,227,726	6,716,178
Bradport SGPS, Sociedade Unipessoal, Lda.	423,898	338,549	762,447	357,999	412,134
Banco Bradesco S.A. New York Branch	421,485	(52,884)	368,601	428,280	275,002
Banco Bradesco Luxembourg S.A.	380,726	(52,655)	328,071	382,651	249,158
Other	836,710	(31,718)	804,992	927,230	617,006
Total	9,094,833	2,323,614	11,418,447	9,323,886	8,269,478

(1) Represented by the negative exchange variation in the amount of R$1,451,173 thousand, positive equity in the earnings of unconsolidated companies in the amount of R$745,088 thousand, positive adjustment to market value of available-for-sale securities in the amount of R$132,037 thousand and capital increase in the amount of R$2,897,662 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	R$ thousand

	2009		2008

	June 30	March 31	June 30

- IRB-Brasil Resseguros S.A.	390,955	408,733	419,761
- Serasa S.A.	82,945	79,451	80,426
- BES Investimento do Brasil S.A.	61,145	52,785	46,055
- Integritas Participações S.A. (1)	38,382	37,911	-
- NovaMarlim Participações S.A.(2)	-	-	6,950
- Marlim Participações S.A. (2)	-	-	3,383
- Seguradora Brasileira de Crédito à Exportação S.A. (3)	-	-	2,078
- Other	228	312	695
Total in affiliated companies	573,655	579,192	559,348
- Tax incentives	327,973	327,773	327,834
- Other investments	502,040	538,412	248,465
Provision for:
- Tax incentives	(294,507)	(294,307)	(293,999)
- Other investments	(55,666)	(55,889)	(57,435)
Overall total of investments	1,053,495	1,095,181	784,213

(1) Company acquired in January 2009;
(2) Companies are no longer evaluated by the equity in the earnings of unconsolidated companies method due to the amendments set forth by Bacen Resolution 3,619 and are reclassified to other investments; and
(3) Company sold in July 2008.

c) The adjustments resulting from the equity accounting method of investments were recorded in income accounts, under item “Equity in the Earnings (losses) of Unconsolidated Companies” and correspond to R$19,056 thousand in 1H09 (1H08 - R$65,825 thousand), R$13,489 thousand in 2Q09 (1Q09 - R$5,567 thousand) .

Companies	R$ thousand

	Capital stock ’	Adjusted shareholders equity	Number of shares/quotas held		Consolidated ownership on capital stock	Adjusted net income (loss)	Adjustment resulting from evaluation (1)

			(thousands)				2009			2008

			Common	Preferred			2nd quarter	1st quarter	1st half	1st half

IRB-Brasil Resseguros S.A. (3)	1,030,000	1,840,464	-	212	21.24%	(59,779)	(11,669)	(1,028)	(12,697)	58,578
NovaMarlim Participações S.A. (2)	-	-	-	-	-	-	-	-	-	695
Marlim Participações S.A. (2)	-	-	-	-	-	-	-	-	-	362
BES Investimento do Brasil S.A. – Banco de Investimento (3)	200,000	305,721	7,993	7,993	20.00%	60,480	8,360	3,736	12,096	890
Serasa S.A. (4)	145,000	1,004,639	909	-	8.26%	186,658	13,035	2,383	15,418	5,339
Integritas Participações S.A. (5)	98,779	186,865	12,284	-	20.54%	20,638	3,763	476	4,239	-
Other companies	-	-	-	-	-	-	-	-	-	(39)
Equity in the earnings of unconsolidated companies							13,489	5,567	19,056	65,825

(1) Adjustments resulting from evaluation consider results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable;
(2) Companies are no longer evaluated by the equity accounting method due to the amendments set forth by Bacen Resolution 3,619/08;
(3) Data related to May 31, 2009 unaudited;
(4) Data as of June 30, 2009; and
(5) Company acquired in January 2009.

14) PREMISES AND EQUIPMENT AND LEASED ASSETS

It is stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2009		2008

				June 30	March 31	June 30

Premises and equipment:
- Buildings	4%	679,797	(362,537)	317,260	324,428	293,573
- Land	-	346,052	-	346,052	350,476	418,288
Facilities, furniture and equipment in use	10%	2,959,746	(1,565,720)	1,394,026	1,369,355	1,064,455
Security and communication systems	10%	179,189	(108,165)	71,024	70,206	63,373
Data processing systems	20 to 50%	1,334,649	(887,213)	447,436	434,043	252,222
Transportation systems	20%	32,581	(18,149)	14,432	15,116	14,057
Construction in progress	-	-	-	-	-	81,830
Finance lease of data processing systems	20 to 50%	2,093,626	(1,400,450)	693,176	711,649	-
Subtotal		7,625,640	(4,342,234)	3,283,406	3,275,273	2,187,798
Leased assets		29,455	(13,160)	16,295	10,854	9,241
Total on June 30, 2009		7,655,095	(4,355,394)	3,299,701
Total on March 31, 2009		7,687,711	(4,401,584)		3,286,127
Total on June 30, 2008		5,077,613	(2,880,574)			2,197,039

Premises and equipment of the Bradesco Organization present an unrecorded increase of R$1,721,477 thousand (March 31, 2009 – R$1,611,334 thousand and June 30, 2008 – R$1,547,181 thousand) based on appraisal reports prepared by independent experts in 2009, 2008 and 2007.

The Bank executed lease agreements, for data processing systems, which are presented under premises and equipment. According to this accounting policy, assets and liabilities are classified in the financial statements and asset depreciation is calculated according to our own assets depreciation policy. Interest rates on this liability are also recognized.

The fixed assets to reference shareholders’ equity ratio in relation to “economic-financial consolidated” is 15.13% (March 31, 2009 - 14.12% and June 30, 2008 – 16.22%), and in relation to the “financial consolidated” basis is 45.60% (March 31, 2009 – 48.93% and June 30, 2008 – 47.26%), within the maximum 50% limit.

The difference between the fixed assets to shareholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “consolidated financial.” Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) INTANGIBLE ASSETS

a) Goodwill

Goodwill from investment acquisitions amounted to R$1,035,945 thousand, of which R$203,114 thousand represents the difference between book value and market value of shares recorded in Permanent Assets (BM&FBovespa shares), being amortized upon their realization and R$832,831 thousand representing future profitability/client portfolio, which will be amortized within five (5) years. In the period, goodwill was amortized in the amount of R$49,155 thousand.

Goodwill related to companies acquired in the three-month period ended March 31, 2008 was fully amortized, corresponding to R$53,030 thousand on March 31, 2008.

b) Intangible assets

Acquired intangible assets have defined useful life and comprise:

	R$ thousand

	Amortization rate (1)	Cost	Amortization	Residual value

				2009		2008

				June 30	March 31	June 30

Acquisition of right for banking services	Contract	2,736,872	(1,090,041)	1,646,831	1,535,908	1,463,057
Software (2)	10% to 20%	3,020,695	(1,724,318)	1,296,377	1,186,331	1,003,841
Future profitability/client portfolio (3)	20%	832,831	(81,925)	750,906	775,484	-
Other	20%	187,201	(57,979)	129,222	138,060	37,412
Total on June 30, 2009		6,777,599	(2,954,263)	3,823,336
Total on March 31, 2009		6,366,661	(2,730,878)		3,635,783
Total on June 30, 2008		4,637,923	(2,133,613)			2,504,310

(1) The amortization of intangible assets is carried out throughout an estimated period of economic benefit and accounted as other administrative expenses and other operating expenses;
(2) Software acquired and/or developed by specialized companies; and
(3) Goodwill in the acquisition of shareholders’ interest at Ágora Corretora - R$409,623 thousand, in Integritas Holdings - R$305,165 thousand and in Europ Assistance Serviços de Assistência Personalizados - R$36,118 thousand.

Impairment losses in intangible assets were not recorded in the period.

Expenses with research and development of systems corresponded to R$33,536 thousand in 1H09 (1H08 – R$27,063 thousand); 2Q09 – R$16,145 thousand (1Q09 – R$17,391 thousand) .

c) Breakdown of intangible assets by class:

					R$ thousand

	Acquisition of bank rights	Software	Future profitability/ client portfolio	Other	Total

Balance on December 31, 2008	1,594,666	1,189,343	458,778	70,046	3,312,833
Additions	132,512	251,417	341,283	72,883	798,095
Reversion of Amortization (1)	146,801	-	-	-	146,801
Amortization for the period	(227,148)	(144,383)	(49,155)	(13,707)	(434,393)
Balance on June 30, 2009	1,646,831	1,296,377	750,906	129,222	3,823,336

(1) As from April 2009, Bradesco changed the amortization calculation methodology of “right acquisition for bank services provision” from the straight -line-method amortization to a calculation based on the profitability of each Pay-back agreement. The calculation review considered all assets base of agreements creating a reversal of amortized balances.

16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

							R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30

- Demand deposits (1)	27,416,181	-	-	-	27,416,181	24,999,970	25,843,131
- Savings deposits (1)	38,502,687	-	-	-	38,502,687	37,391,607	34,149,450
- Interbank deposits	121,084	111,568	187,976	68,653	489,281	406,164	485,275
- Time deposits (2)	4,472,989	11,450,896	8,133,564	76,084,508	100,141,957	105,423,543	61,343,105
- Other – investment deposits	961,822	-	-	-	961,822	881,850	931,375
Overall total on June 30, 2009	71,474,763	11,562,464	8,321,540	76,153,161	167,511,928
%	42.7	6.9	5.0	45.4	100.0
Overall total on March 31, 2009	69,993,927	12,428,981	7,416,963	79,263,263		169,103,134
%	41.4	7.3	4.4	46.9		100.0
Overall total on June 30, 2008	65,369,057	8,109,807	7,742,465	41,531,007			122,752,336
%	53.3	6.6	6.3	33.8			100.0

(1) Classified as “up to 30 days”, not considering average historical turnover; and
(2) Considers the maturities established in investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30

Own portfolio	278,775	1,209,205	3,073,015	25,116,305	29,677,300	32,613,923	42,280,082
- Government securities	13,236	48,710	893,272	53,332	1,008,550	953,828	7,358,772
- Debentures of own issuance	77,696	1,160,495	2,179,743	25,054,880	28,472,814	31,650,765	34,006,174
- Foreign	187,843	-	-	8,093	195,936	9,330	915,136
Third-party portfolio (1)	66,981,824	1,428,015	-	-	68,409,839	55,702,256	52,764,502
Unrestricted portfolio (1)	682,540	940,105	-	-	1,622,645	3,343,022	3,233,550
Overall total on June 30, 2009 (2)	67,943,139	3,577,325	3,073,015	25,116,305	99,709,784
%	68.1	3.6	3.1	25.2	100.0
Overall total on March 31, 2009 (2)	56,199,464	4,438,796	2,476,767	28,544,174		91,659,201
%	61.3	4.8	2.7	31.2		100.0
Overall total on June 30, 2008 (2)	63,507,850	5,901,039	2,121,835	26,747,410			98,278,134
%	64.6	6.0	2.2	27.2			100.0

(1) Represented by government securities; and
(2) Includes R$22,008,579 thousand (March 31, 2009 – R$18,967,149 thousand and June 30, 2008 – R$13,921,700 thousand) of funds invested in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries composing the consolidated financial statements (Notes 8a, b, c and d).

c) Funds from issuance of securities

							R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30

Securities - domestic:
- Exchange acceptances	207	-	-	-	207	256	28,566
- Mortgage bond	162,374	407,327	177,544	1,082	748,327	785,861	1,026,778
- Letters of credit for agribusiness	73,805	1,319,293	164,738	178,921	1,736,757	1,634,621	-
- Debentures (1)	-	11,474	-	730,000	741,474	1,531,476	1,482,324
Subtotal	236,386	1,738,094	342,282	910,003	3,226,765	3,952,214	2,537,668
Securities - foreign:
- MTN Program Issues (2)	16,691	-	226,743	-	243,434	254,656	246,810
- Securitization of future flow of money orders received from abroad (d)	11,891	156,148	235,675	3,679,535	4,083,249	4,878,817	2,465,355
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (d)	465	48,097	49,474	77,971	176,007	236,800	218,889
- Cost of issuances on funding (3)	(226)	(1,600)	(4,011)	(29,431)	(35,268)	(42,767)	(13,665)
Subtotal	28,821	202,645	507,881	3,728,075	4,467,422	5,327,506	2,917,389
Overall total on June 30, 2009	265,207	1,940,739	850,163	4,638,078	7,694,187
%	3.5	25.2	11.0	60.3	100.0
Overall total on March 31, 2009	168,147	1,494,374	1,343,380	6,273,819		9,279,720
%	1.8	16.1	14.5	67.6		100.0
Overall total on June 30, 2008	209,264	754,923	281,551	4,209,319			5,455,057
%	3.8	13.8	5.2	77.2			100.0

(1) This refers to installment of issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares, maturing on May 1, 2011 with a 104% of CDI remuneration, whose installments referring to interest are classified in the short term. In 2Q09 securities were partially repurchased;
(2) Issuance of securities in the international market for foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and
(3) Pursuant to CVM Rule 556/08 and CPC 08/08, expenses related to fund raising are recorded as write-down to respective funding and appropriated to income for the term of the operation.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term liabilities and settled with future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenses made in the Brazilian territory by holders of credit cards issued outside Brazil.

Long-term securities issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds derived from the sale of current and future money orders flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a specific minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Total

				2009		2008

				June 30	March 31	June 30

Securitization of future flow of money orders received abroad	08.20.2003	595,262	08.20.2010	59,708	96,207	113,075
	07.28.2004	305,400	08.20.2012	109,873	139,653	115,228
	06.11.2007	481,550	05.20.2014	488,441	580,646	399,453
	06.11.2007	481,550	05.20.2014	488,441	580,646	399,453
	12.20.2007	354,260	11.20.2014	392,696	464,569	319,598
	12.20.2007	354,260	11.20.2014	392,793	464,569	319,598
	03.06.2008	836,000	05.20.2015	977,411	1,160,052	798,950
	12.19.2008	1,168,500	02.20.2015	978,020	1,160,700	-
	03.20.2009	225,590	02.20.2015	195,866	231,775	-
Total		4,802,372		4,083,249	4,878,817	2,465,355
Securitization of future flow of credit card bill receivables from cardholders resident abroad	07.10.2003	800,818	06.15.2011	176,007	236,800	218,889
Total		800,818		176,007	236,800	218,889

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Savings deposits	588,871	652,068	1,240,939	1,068,130
Time deposits	2,716,631	3,224,255	5,940,886	3,054,525
Federal funds purchased and securities sold under
agreements to repurchase	2,312,406	2,687,671	5,000,077	3,999,783
Funds from issuance of securities	(13,834)	224,973	211,139	301,296
Other funding expenses	101,963	96,998	198,961	111,891
Subtotal	5,706,037	6,885,965	12,592,002	8,535,625
Expenses for price-level restatement and interest on technical provisions from insurance, private pension plans and certificated savings plans	1,337,445	1,373,602	2,711,047	2,735,878
Total	7,043,482	8,259,567	15,303,049	11,271,503

17) BORROWING AND ONLENDING

a) Borrowing

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30

Local	529	-	-	-	529	554	693
- Official institutions	-	-	-	-	-	29	283
- Other institutions	529	-	-	-	529	525	410
Foreign (1)	1,430,951	5,076,025	4,150,999	422,916	11,080,891	12,679,602	8,274,368
Overall total on June 30, 2009	1,431,480	5,076,025	4,150,999	422,916	11,081,420
%	12.9	45.8	37.5	3.8	100.0
Overall total on March 31, 2009	1,183,371	4,721,042	6,144,662	631,081		12,680,156
%	9.3	37.2	48.5	5.0		100.0
Overall total on June 30, 2008	854,117	4,877,242	2,108,006	435,696			8,275,061
%	10.3	58.9	25.5	5.3			100.0

(1) Pursuant to CVM Rule 556/08 and CPC 08/08, expenses related to funding are recorded as write-down to respective funding and appropriated to the result through the term of the transaction.

b) Onlending

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30

Local	1,317,497	2,625,075	3,400,379	10,656,234	17,999,185	17,739,662	15,271,389
- National Treasury	-	-	111,509	-	111,509	103,631	29,782
- BNDES	292,505	1,154,875	1,579,222	4,123,899	7,150,501	6,994,742	6,137,587
- CEF	1,536	6,650	7,982	77,347	93,515	96,493	103,003
- Finame	1,023,456	1,463,546	1,701,662	6,454,299	10,642,963	10,544,048	9,000,231
- Other institutions	-	4	4	689	697	748	786
Foreign	450	-	-	-	450	381	1,189,880
Overall total on June 30, 2009	1,317,947	2,625,075	3,400,379	10,656,234	17,999,635
%	7.3	14.6	18.9	59.2	100.0
Overall total on March 31, 2009	1,134,042	2,433,244	3,360,730	10,812,027		17,740,043
%	6.4	13.7	18.9	61.0		100.0
Overall total on June 30, 2008	798,461	3,755,699	2,849,363	9,057,746			16,461,269
%	4.9	22.8	17.3	55.0			100.0

c) Borrowing and onlending expenses

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Borrowing:
- Local	863	110	973	392
- Foreign	21,311	32,158	53,469	59,998
Subtotal borrowing	22,174	32,268	54,442	60,390
Local onlending:
- National Treasury	1,103	1,488	2,591	891
- BNDES	142,589	142,193	284,782	236,736
- CEF	1,872	2,081	3,953	4,215
- Finame	169,040	199,203	368,243	317,263
- Other institutions	15	28	43	42
Foreign onlending:
- Payables to foreign bankers (Note 11a)	(176,422)	108,426	(67,996)	(7,909)
- Other expenses with foreign onlending	(12,827)	(575)	(13,402)	(66,120)
Subtotal onlending	125,370	452,844	578,214	485,118
Total	147,544	485,112	632,656	545,508

18) CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recorded on an accounting basis; however, there are ongoing proceedings whose prospects of success are good. The main one is:

- PIS - R$54,190 thousand: it pleads the compensation of PIS on the Gross Operating Revenue, collected pursuant to Decree Laws 2,445 and 2,449/88, over what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

Bradesco Organization is currently party to a number of legal suits in the labor, civil and tax scopes, arising from the normal course of its business activities.

Provisions were recorded based on the opinion of our legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning of the courts, whenever loss is deemed probable.

The Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in litigation is maintained until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals are no longer appropriate or due to statute of limitation.

I - Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II - Civil claims

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the replacement of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of our legal advisors, the nature of lawsuits, and similarity with previous lawsuits, complexity and positioning of courts.

The issues discussed in the lawsuits relating to protests, check return and information of debtors of the credit restriction registry usually are not events that cause a representative impact on the interest income. Most of these lawsuits are brought at the Special Civil Court (JEC), in which the requests are limited to 40 minimum wages.

It is worth pointing out the increase in legal claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance restatement due to Economic Plans (especially Bresser and Verão Economic Plans) that were part of the Government economic policy against inflation rates in the past. Although the Bank had complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, the “APDF”/165 lawsuit (contestation of fundamental injunction) is pending judgment by the Federal Supreme Court (STF) proposed by CONSIF, aiming at suspending all the lawsuits from ongoing plans.

Presently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s interest income.

III - Legal liabilities – tax and social security

The Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium- and long-term outcome based on the opinion of our legal advisors.

The main matters are:

- Cofins – R$2,850,398 thousand: moves to calculate and collect Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of Article 3 of Law 9,718/98;

- CSLL – R$1,425,176 thousand: questions CSLL required from financial institutions in the reference years from 1995 to 1998 at rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

- IRPJ/Loan Losses – R$588,387 thousand: moves to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, when receiving credits, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to the temporary losses;

- INSS Autonomous Brokers – R$667,213 thousand: it discusses the incidence of the social security contribution on the remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to policyholders, thus being out of the incidence field of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

- CSLL – R$528,083 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of the Bradesco Organization did not have employees, once item I, Article 195, of the Federal Constitution provides that this contribution is only due by employers; and

- PIS – R$270,100 thousand: moves for the compensation of amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

IV - Provisions divided by nature

	R$ thousand

	2009		2008

	June 30	March 31	June 30

Labor claims	1,562,136	1,554,544	1,554,022
Civil claims	1,849,594	1,649,911	1,513,933
Subtotal (1)	3,411,730	3,204,455	3,067,955
Tax and social security (2)	8,131,675	7,407,905	7,118,869
Total	11,543,405	10,612,360	10,186,824

(1) Note 20b; and
(2) Classified under item “Other liabilities – tax and social security” (Note 20a).

V - Breakdown of provisions

	R$ thousand

	2009

	Labor	Civil	Tax and social security (1)

At the beginning of the period	1,553,143	1,524,423	7,052,932
Monetary restatement	96,228	106,552	278,972
Recordings/reversals	146,159	454,071	801,871
Payments	(233,394)	(235,452)	(2,100)
At the end of the period	1,562,136	1,849,594	8,131,675

(1) It comprises, substantially, legal liabilities.

c) Contingent liabilities classified as possible losses

The Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. The administrative and judicial proceedings’ trends are periodically analyzed and, if necessary, these proceedings’ risks are reclassified. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the main proceedings are related to leasing companies’ Tax on Service of any Nature (ISSQN), the total processes of which corresponds to R$169,012 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with the law is discussed, as well as the nature of the Leasing Agreement not defining service rendering, with cases of formal annulment when recording tax credit.

19) SUBORDINATED DEBT

					R$ thousand

					2009		2008

Instrument	Issuance	Amount of the operation	Maturity	Remuneration	June 30	March 31	June 30

In Brazil:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,570,841	1,534,326	1,398,436
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	124,901	121,767	110,353
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	552,035	538,885	490,021
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,426,717	1,390,505	1,259,024
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	91,415	89,259	81,240
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	176,470	172,328	156,919
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	179,835	175,614	159,912
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	365,261	356,644	324,605
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,528,888	1,491,944	1,354,774
Subordinated CDB	February /2006	1,171,022	2011	104.0% of CDI rate	1,775,613	1,732,708	1,573,401
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	1,061,472	1,035,823	940,589
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,570,912	1,533,313	1,393,631
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	18,499	18,059	16,421
Subordinated CDB	July /2006	505,000	2011	103.0% of CDI rate	717,705	700,528	636,711
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	7,017	6,850	6,229
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,273,344	1,242,867	1,129,644
Subordinated CDB	October/2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	16,769	16,365	14,877
Subordinated CDB	October/2007	110,000	2012	IPCA+ (7.102% p.a. to 7.367% p.a.)	136,243	132,359	120,634
Subordinated CDB	November/2007	390,000	2012	100.0% of CDI rate + 0.344% p.a.	470,549	459,212	417,449
Subordinated CDB	November/2007	164,000	2012	IPCA+ (7.446% p.a. to 7.593% p.a.)	202,756	197,063	179,467
Subordinated CDB	December/2007	1,552,500	2012	100.0% of CDI rate + 0.344% p.a.	1,857,463	1,812,040	1,645,406
Subordinated CDB	December/2007	10,000	2012	IPCA + 7.632% p.a.	12,289	11,949	10,883
Subordinated CDB	January/2008	30,000	2013	100.0% of CDI rate + 0.344% p.a.	35,577	34,720	31,562
Subordinated CDB	February/2008	85,000	2013	IPCA+ (7.44% p.a. and 7.897% p.a.)	101,504	98,529	89,507
Subordinated CDB	February /2008	200,000	2013	100.0% of CDI rate + 0.4914% p.a.	235,339	229,584	208,471
Subordinated CDB	April/2008	20,000	2013	IPCA + 7.90% p.a.	23,471	22,797	20,714
Subordinated CDB	May/2008	10,000	2013	IPCA + 8.20% p.a.	11,648	11,309	10,258
Subordinated CDB	July/2008	230,000	2013	100.0% of CDI rate + 1.0817% p.a.	260,416	253,672	-

						R$ thousand

					2009		2008

Instrument	Issuance	Amount of the operation	Maturity	Remuneration	June 30	March 31	June 30

Subordinated CDB	November/2008	1,000,000	2014	112.0% of CDI rate	1,079,169	1,051,113	-
Subordinated CDB	February /2009	2,739	2015	108.0% of CDI rate	2,844	2,773	-
Subordinated CDB	March/2009	9,100	2015	109.0% and 112.0% of CDI rate	9,392	9,151	-
Subordinated CDB	April/2009	10,000	2015	108.0% and 112.0% of CDI rate	11,283	-	-
Subordinated CDB	May/2009	2,183	2015	111.0% of CDI rate	2,217	-	-
Subordinated CDB	June/2009	337,001	2015	IPCA + (8.55% p.a. and 8.70% p.a.)	337,693	-	-
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	-	-	311,417
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	-	-	305,707
Subordinated CBD pegged to loan operations (1)	November/2005 to June/2009	2,182	2009 to 2011	95.5% to 106.0% of CDI rate	2,600	2,487	2,373
Subordinated CBD pegged to loan operations (1)	July/2008 to May/2009	401,706	2009 to 2013	9.05% to 14.88% p.a. rate	418,533	526,586	-
Subtotal in the country		12,249,957			17,668,680	17,013,129	14,400,635
Abroad:
Subordinated debt (DOLLAR)	December/2001	353,700	2011	10.25% rate p.a.	292,829	356,390	238,445
Subordinated debt (YEN) (2)	April /2002	315,186	2012	4.05% rate p.a.	265,412	322,685	216,674
Subordinated debt (DOLLAR)	October/2003	1,434,750	2013	8.75% rate p.a.	988,251	1,197,203	805,456
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	622,892	713,454	569,031
Subordinated debt (DOLLAR) (3)	June/2005	720,870	-	8.875% rate p.a.	589,521	699,354	480,866
Funding issue costs (4)					(21,729)	(28,210)	(25,251)
Subtotal abroad		3,626,433			2,737,176	3,260,876	2,285,221
Overall total		15,876,390			20,405,856	20,274,005	16,685,856

(1) Refers to subordinated CDB pegged to loan operations that, pursuant to Circular Letter 2,953/01, do not comprise the reference shareholders’ equity level II;
(2) Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.;
(3) In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in writing by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes; and
(4) According to CVM Rule 556/08 and CPC 08/08, funding -related expenses are recorded as write-down to the respective funding and appropriated to income according to the term of the operation.

20) OTHER LIABILITIES

a) Tax and social security

			R$ thousand

	2009		2008

	June 30	March 31	June 30

Provision for tax risks (Note 18b IV)	8,131,675	7,407,905	7,118,869
Provision for deferred income tax (Note 34f)	3,803,160	3,165,039	1,976,714
Taxes and contributions on profits payable	1,462,850	528,228	1,633,734
Taxes and contributions collectible	553,999	570,288	478,895
Total	13,951,684	11,671,460	11,208,212

b) Sundry

			R$ thousand

	2009		2008

	June 30	March 31	June 30

Credit card operations	5,705,929	5,219,923	5,081,726
Provision for payments due	3,388,907	2,960,929	3,201,018
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,411,730	3,204,455	3,067,955
Sundry creditors	1,571,327	1,693,207	1,541,098
Liabilities for acquisition of assets – financial leasing (1)	962,874	777,868	-
Liabilities for acquisition of assets and rights	709,810	1,036,928	145,197
Liabilities for official agreements	303,351	314,724	412,347
Other	633,127	572,053	453,460
Total	16,687,055	15,780,087	13,902,801

(1) Refers to liabilities for acquisition of data processing systems by means of financial leasing operations (lesser).

21) INSURANCE, PRIVATE PENSION PLANS AND CERTIFICATED SAVINGS PLANS OPERATIONS

a) Provisions by account

							R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30 (3)	March 31 (3)	June 30

Current and long-term liabilities
Mathematical provision for benefits to be granted	-	-	-	48,966,159	47,005,121	43,973,120	-	-	-	48,966,159	47,005,121	43,973,120
Mathematical provision for benefit granted	-	-	-	4,392,497	4,318,588	4,125,635	-	-	-	4,392,497	4,318,588	4,125,635
Mathematical provision for
redemptions	-	-	-	-	-	-	2,239,460	2,215,697	2,101,173	2,239,460	2,215,697	2,101,173
Incurred but not reported (INBR)
provision	1,304,245	1,308,571	1,243,787	598,232	556,704	407,764	-	-	-	1,902,477	1,865,275	1,651,551
Unearned premiums provision	1,757,804	1,723,691	1,440,756	71,287	69,236	48,150	-	-	-	1,829,091	1,792,927	1,488,906
Provision for contribution
insufficiency (4)	-	-	-	2,606,676	2,578,399	2,625,683	-	-	-	2,606,676	2,578,399	2,625,683
Provision for unsettled claims	1,217,057	1,244,090	704,007	648,147	709,420	602,164	-	-	-	1,865,204	1,953,510	1,306,171
Financial fluctuation provision	-	-	-	628,635	643,297	629,384	-	-	-	628,635	643,297	629,384
Premium insufficiency provision	-	-	-	549,823	485,633	482,021	-	-	-	549,823	485,633	482,021
Financial surplus provision	-	-	-	354,539	324,771	410,660	-	-	-	354,539	324,771	410,660
Provision for drawings and
redemptions	-	-	-	-	-	-	451,968	434,505	403,306	451,968	434,505	403,306
Provision for administrative
expenses	-	-	-	149,018	143,788	171,929	84,795	81,733	76,520	233,813	225,521	248,449
Provision for contingencies	-	-	-	-	-	-	8,409	7,808	10,781	8,409	7,808	10,781
Other provisions	2,231,397	2,273,099	2,206,238	568,443	548,906	404,661	-	-	-	2,799,840	2,822,005	2,610,899
Total provisions	6,510,503	6,549,451	5,594,788	59,533,456	57,383,863	53,881,171	2,784,632	2,739,743	2,591,780	68,828,591	66,673,057	62,067,739

(1) “Other provisions” basically refer to the technical provision in the “individual health” portfolio created in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance, by adopting a constant formulation of actuarial technical note approved by ANS;
(2) It comprises individual insurance plan and private pension plan operations;
(3) Pursuant to Susep Circular Letter 379/2008, as of January 2009, technical provision amounts are being presented at their gross amount and the reinsurance (PPNG, PSL and INBR) balance was reclassified to assets in the amount of R$630,133 thousand (March 31, 2009 - R$668,580 thousand); and
(4) The contribution insufficiency provision is calculated according to the mitigated biometric table AT-2000, improved by 1.5%, considering males separated from females, who have higher life expectancy, and actual interest rate of 4.3% p.a.

b) Technical provisions by product

										R$ thousand

		Insurance		Life and Private Pension Plans			Certificated Savings Plans			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30 (2)	March 31 (2)	June 30

Health (1)	3,446,815	3,428,997	3,331,525	-	-	-	-	-	-	3,446,815	3,428,997	3,331,525
Auto/RCF	1,736,075	1,755,254	1,599,635	-	-	-	-	-	-	1,736,075	1,755,254	1,599,635
Dpvat	101,340	96,833	78,733	195,734	189,807	148,073	-	-	-	297,074	286,640	226,806
Life	18,565	20,889	20,706	2,521,557	2,475,685	2,157,591	-	-	-	2,540,122	2,496,574	2,178,297
Basic lines	1,207,708	1,247,478	564,189	-	-	-	-	-	-	1,207,708	1,247,478	564,189
Unrestricted Benefits
Generating Plan - PGBL	-	-	-	10,820,472	10,448,100	9,762,530	-	-	-	10,820,472	10,448,100	9,762,530
Long-Term Life Insurance -
VGBL	-	-	-	30,402,963	28,751,281	26,523,104	-	-	-	30,402,963	28,751,281	26,523,104
Traditional plans	-	-	-	15,592,730	15,518,990	15,289,873	-	-	-	15,592,730	15,518,990	15,289,873
Certificated Savings Plans	-	-	-	-	-	-	2,784,632	2,739,743	2,591,780	2,784,632	2,739,743	2,591,780
Total technical provisions	6,510,503	6,549,451	5,594,788	59,533,456	57,383,863	53,881,171	2,784,632	2,739,743	2,591,780	68,828,591	66,673,057	62,067,739

(1) See Note 21a item1; and
(2) Pursuant to Susep Circular Letter 379/08, as of January 2009, the amounts referring to technical provisions are presented at gross amount and reinsurance balance (PPNG, PSL and INBR) were reclassified to assets, in the amount of R$630,133 thousand (March 31, 2009 - R$668,580 thousand) .

c) Guarantees of technical provisions

										R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30

Investment fund
quotas (VGBL and
PGBL)	-	-	-	41,223,435	39,199,380	36,285,634	-	-	-	41,223,435	39,199,380	36,285,634
Investment fund
quotas (excluding
VGBL and PGBL)	5,058,855	5,059,932	5,197,499	13,505,673	13,173,982	13,499,860	2,486,790	2,459,078	2,238,606	21,051,318	20,692,992	20,935,965
Government securities	352,838	339,105	70,332	3,133,560	3,110,648	2,971,629	-	-	-	3,486,398	3,449,753	3,041,961
Private securities	168,351	163,802	-	623,854	946,263	500,893	127,621	124,054	129,893	919,826	1,234,119	630,786
Shares	2,826	2,387	27,042	1,061,970	1,028,943	646,384	260,144	226,468	292,936	1,324,940	1,257,798	966,362
Receivables	530,570	504,422	469,717	-	-	-	-	-	-	530,570	504,422	469,717
Real estate	7,136	7,213	7,444	-	-	-	10,108	10,173	10,369	17,244	17,386	17,813
Deposits retained at
IRB and court
deposits	6,689	7,137	69,303	65,825	64,462	64,637	-	-	-	72,514	71,599	133,940
Reinsurance credits	623,926	657,923	-	6,207	10,657	-	-	-	-	630,133	668,580	-

Total guarantees of
technical
provisions	6,751,191	6,741,921	5,841,337	59,620,524	57,534,335	53,969,037	2,884,663	2,819,773	2,671,804	69,256,378	67,096,029	62,482,178

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Premiums written	3,047,358	2,901,088	5,948,446	5,057,957
Supplementary private pension plan contributions
(including VGBL)	2,757,537	2,294,015	5,051,552	5,377,142
Revenues from certificated savings plans	482,759	413,380	896,139	779,956
Coinsurance premiums granted	(168,824)	(68,015)	(236,839)	(56,550)
Refunded premiums	(24,412)	(26,515)	(50,927)	(35,215)
Net premiums written	6,094,418	5,513,953	11,608,371	11,123,290
Reinsurance premiums	(56,549)	(68,859)	(125,408)	(171,791)
Retained premiums from insurance, private
pension plans and certificated savings plans	6,037,869	5,445,094	11,482,963	10,951,499

22) MINORITY INTEREST

			R$ thousand

	2009		2008

	June 30	March 31	June 30

Andorra Holdings S.A.	165,738	162,167	150,860
Banco Bradesco BBI S.A.	85,134	82,629	-
Celta Holding S.A.	65,686	55,948	-
Banco Alvorada S.A.	9,466	8,579	7,558
Baneb Corretora de Seguros S.A.	3,787	3,701	3,732
Other minority shareholders	24,716	23,986	32
Total	354,527	337,010	162,182

23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a) Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

			R$ thousand

	2009		2008

	June 30	March 31	June 30

Common shares	1,534,934,979	1,534,934,979	1,534,934,979
Preferred shares	1,534,934,821	1,534,934,821	1,534,934,821
Subtotal	3,069,869,800	3,069,869,800	3,069,869,800
Treasury (common shares)	(146,721)	(146,721)	(53,700)
Treasury (preferred shares)	(34,600)	(34,600)	(34,600)
Total outstanding shares	3,069,688,479	3,069,688,479	3,069,781,500

b) Breakdown of capital stock in number of shares

	Common	Preferred	Total

Number of outstanding shares on December 31, 2008	1,534,805,958	1,534,900,221	3,069,706,179
Shares acquired and not cancelled	(17,700)	-	(17,700)
Number of outstanding shares on March 31 and June 30, 2009	1,534,788,258	1,534,900,221	3,069,688,479

The Special Shareholders’ Meeting held on March 10, 2009 resolved on the reverse split of common and preferred shares in the proportion of fifty (50) to one (1), with the simultaneous split of each share, after the reverse split, in the proportion of one (1) to fifty (50), respective types respected, with maturity term of sixty-one (61) days, as from April 8, 2009 to mature on June 8, 2009, so that the shareholders, at their own and free discretion, may adjust their position of shares, by type, in multiples lots of fifty (50) shares, by means of trading at BM&FBovespa S.A., through the brokerage firm of their choice.

Simultaneously to the transaction on the Brazilian Market, complying with the same maturities, the same procedure was adopted on the International Market, for securities traded in New York – USA and Madrid - Spain.

c) Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages attributed to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and ten per cent (10%) additional of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends, which correspond together to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ equity, at the maximum amount calculated pursuant to prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At the Board of Directors Meeting held on December 5, 2008, the board members approved the proposal of the Board of Executive Officers related to the payment of supplementary interest on shareholders’ equity to shareholders related to 2008, in the amount of R$0.571482431 (net of tax R$0.485760066) per common share and R$0.628630674 (R$0.534336073 net of taxes) per preferred shares, the payment of which was made on March 9, 2009.

At a Board of Directors’ Meeting held on January 20, 2009, the board members approved the proposal of the Board of Executive Officers to increase by 10% the amount of monthly dividends, paid in advance to shareholders, according to the Monthly Compensation System, from R$0.012017500 to R$0.013219250, related to common shares, and from R$0.013219250 to R$0.014541175, related to preferred shares, effective since the dividends related to February 2009 paid on March 2, 2009, benefiting shareholders registered in the Company’s records on February 2, 2009.

At a Board of Directors’ Meeting held on July 3, 2009, the Board of Executive Officers’ proposal for payment of intermediate interest on shareholders’ equity to shareholders related to 1H09 was approved, in the amount of R$0.155520588 (net of tax R$0.1321925) per common share and R$0.171072647 (net of tax R$0.14541175) per preferred share, whose payment was made on July 20, 2009.

The calculation of interest on shareholders’ equity and dividends related to 1H09 is shown as follows:

	R$ thousand	% (1)

Net income for the period	4,020,352
(-) Legal reserve	(201,018)
Adjusted calculation basis	3,819,334
Supplementary interest on shareholders’ equity (gross) provisioned (payable)	1,120,286
Withholding income tax on interest on shareholders’ equity	(168,043)
Interest on shareholders’ equity (net)	952,243
Monthly dividends paid	251,739
Interest on shareholders’ equity (net) and accumulated dividends in 1H09	1,203,982	31.52
Interest on shareholders’ equity (net) and accumulated dividends in 1H08	1,315,451	33.73

(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description					R$ thousand

	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount

	Common shares	Preferred shares

Monthly interest on shareholders’ equity	0.036053	0.039658	114,598	17,190	97,408
Supplementary interest on shareholders’
equity provisioned	0.260912	0.287003	841,011	126,151	714,860
Monthly dividends	0.036053	0.039658	116,183	-	116,183
Interim provisioned dividends	0.120175	0.132193	387,000	-	387,000
Total in 1H08	0.453193	0.498512	1,458,792	143,341	1,315,451
Monthly dividends	0.038456	0.042302	123,931	-	123,931
Supplementary interest on shareholders’
equity provisioned	0.162309	0.178540	523,150	78,473	444,677
Total in 1Q09	0.200765	0.220842	647,081	78,473	568,608
Supplementary interest on shareholders’
equity provisioned	0.029743	0.032717	95,867	14,380	81,487
Interim interest on shareholders’ equity
provisioned (1)	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.039658	0.043624	127,808	-	127,808
Total in 2Q09	0.224922	0.247414	724,944	89,570	635,374
Supplementary interest on shareholders’
equity provisioned	0.192052	0.211257	619,017	92,853	526,164
Interim interest on shareholders’ equity
provisioned (1)	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.078114	0.085926	251,739	-	251,739
Total in 1H09	0.425687	0.468256	1,372,025	168,043	1,203,982

(1) Paid on July 20, 2009.

d) Treasury shares

Up to June 30, 2009, 146,721 common shares and 34,600 preferred shares were acquired and held in treasury, in the amount of R$5,180 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$16.49278, R$28.56446 and R$38.33945. These shares’ market value on June 30, 2009 was R$23.99 per common share and R$28.98 per preferred share.

24) FEE AND COMMISSION INCOME

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Card income	839,566	822,931	1,662,497	1,390,442
Checking account	551,099	547,721	1,098,820	1,153,763
Loan operations	378,674	380,858	759,532	905,777
Asset management	382,035	368,940	750,975	777,356
Collections	247,282	236,264	483,546	467,482
Custody and brokerage services	101,169	89,431	190,600	148,196
Consortium management	85,055	80,194	165,249	150,259
Tax payments	62,784	63,248	126,032	117,772
Other (1)	299,646	160,499	460,145	297,915
Total	2,947,310	2,750,086	5,697,396	5,408,962

(1) Includes revenues from Underwriting in the amount of R$88,827 thousand, related to the secondary public offering of Visanet.

25) PERSONNEL EXPENSES

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Compensation	960,368	948,279	1,908,647	1,749,841
Benefits	356,082	363,403	719,485	692,304
Social charges	337,420	319,817	657,237	611,113
Employee profit sharing	130,504	123,223	253,727	294,417
Provision for labor claims	96,537	81,191	177,728	186,492
Training	26,780	16,163	42,943	34,168
Total	1,907,691	1,852,076	3,759,767	3,568,335

26) OTHER ADMINISTRATIVE EXPENSES

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Third-party services	605,325	585,195	1,190,520	964,399
Communication	302,758	298,692	601,450	534,850
Advertising and publicity	84,149	109,265	193,414	282,680
Depreciation and amortization	170,983	157,809	328,792	313,559
Depreciation of financial leasing Law 11,638/07 (1)	85,711	96,555	182,266	-
Transportation	119,217	147,723	266,940	284,008
Financial system services	61,732	61,809	123,541	95,600
Rentals	141,581	133,447	275,028	226,070
Data processing	182,274	182,574	364,848	272,803
Asset maintenance and conservation	104,736	99,347	204,083	181,597
Asset leasing	107,083	108,056	215,139	160,802
Asset leasing Law 11,638/07 (1)	(104,599)	(106,316)	(210,915)	-
Supplies	47,945	53,548	101,493	95,650
Security and surveillance	60,329	60,260	120,589	102,593
Water, electricity and gas	51,981	50,395	102,376	92,044
Travels	19,764	15,545	35,309	42,818
Other	126,744	103,840	230,584	193,704
Total	2,167,713	2,157,744	4,325,457	3,843,177

(1) Adjustment due to adoption of Law 11,638/07 and CPC 08/08.

27) TAX EXPENSES

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Contribution for Social Security Financing (Cofins)	490,241	392,045	882,286	823,558
Tax on Services (ISS)	87,769	79,536	167,305	173,960
Social Integration Program (PIS) contribution	94,864	74,351	169,215	148,519
Municipal Real State Tax (IPTU) expenses	6,981	13,218	20,199	21,075
Other	42,896	36,803	79,699	86,266
Total	722,751	595,953	1,318,704	1,253,378

28) OTHER OPERATING INCOME

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Other interest income	190,199	207,597	397,796	231,040
Reversal of other operating provisions	49,992	50,739	100,731	174,763
Income on sale of goods	6,364	6,534	12,898	44,710
Revenues from recovery of charges and expenses	15,782	16,544	32,326	30,641
Others (1)	379,472	190,461	569,933	172,479
Total	641,809	471,875	1,113,684	653,633

(1) In 1H09, it includes R$146,801 thousand from the change in the amortization calculation methodology of costs of “right acquisition for bank services provision” from linear amortization to a calculation based on the profitability of each Pay-back agreement. The calculation review considered all asset base of agreements creating a reversal of amortized balances.

29) OTHER OPERATING EXPENSES

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Other interest expenses	663,140	559,480	1,222,620	974,992
Sundry losses expenses	278,861	254,649	533,510	529,544
Interest expenses with leasing obligations Law
11,638/07 (1)	29,218	31,025	60,243	-
Intangible assets amortization – banking rights
acquisition	93,704	133,444	227,148	237,861
Expenses with other operating provisions (2)	358,781	246,435	605,216	290,700
Goodwill amortization	24,578	24,577	49,155	-
Other (3)	357,335	291,937	649,272	427,394
Total	1,805,617	1,541,547	3,347,164	2,460,491

(1) Adjustment due to adoption of Law 11,638/07 and CPC 06/08;
(2) Includes supplementary provision for civil lawsuit – 1H09 economic plans – R$416,321 thousand (1H08 – R$150,807 thousand), 2Q09 – R$241,229 thousand (1Q09 – R$175,091 thousand); and
(3) Includes in 2Q09 a provision increase in the amount of R$61,347 thousand from the credit card bonus program.

30) NON-OPERATING RESULT

				R$ thousand

		2009		2008

	2nd quarter	1st quarter	1st half	1st half

Result on sale and write-off of assets and investments (1)	1,938,434	(14,007)	1,924,427	410,740
Recording of non-operating provisions	(12,406)	(34,476)	(46,882)	(41,654)
Others	16,690	8,504	25,194	12,543
Total	1,942,718	(39,979)	1,902,739	381,629

(1) In 2Q09 it includes the result of partial sale of Visanet shares, net from distribution charges, in the amount of R$1,999,228 thousand.

31) TRANSACTIONS WITH RELATED PARTIES (DIRECT AND INDIRECT)

a) Transactions with parent companies, subsidiaries, jointly-controlled companies and key Management personnel are represented as follows:

	R$ thousand

	2009		2008		2009		2008

	June 30	March 31	June 30	2nd quarter	1st quarter	1st half	1st half

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on shareholders’ equity and dividends:	2,738,246	2,504,130	2,691,233	-	-	-	-
Cidade de Deus Companhia Comercial de Participações (1)	(107,677)	(9,789)	(97,888)	-	-	-	-
Fundação Bradesco (1)	(47,025)	(3,524)	(27,880)	-	-	-	-
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (2)	2,806	2,806	93,295	-	-	-	-
Banco Alvorada S.A. (2)	351,662	351,662	170,038	-	-	-	-
Banco Bradesco Cartões S.A. (2)	61,438	61,438	-	-	-	-	-
Banco Finasa BMC S.A. (2)	5,019	5,019	126,941	-	-	-	-
Banco Boavista Interatlântico S.A. (2)	1,323	1,323	100,647	-	-	-	-
Tempo e Serviços Ltda. (2)	407,307	397,248	380,539	-	-	-	-
Bradesco Administradora de Consórcios Ltda. (2)	161,688	1,688	69,649	-	-	-	-
Bradesco Leasing S.A. Arrendamento Mercantil (2)	110,751	110,751	-	-	-	-	-
Bradesco Seguros S.A. (2) (h)	-	-	1,005,992	-	-	-	-
Elba Holdings Ltda. (2)	568,007	568,007	840,032	-	-	-	-
Bradseg Participações Ltda. (2)	1,153,905	971,867	-	-	-	-	-
Mississipi Empreendimentos e Participações Ltda. (2)	-	11,707	11,707	-	-	-	-
Serel Participações em Imóveis S.A. (2)	61,730	27,396	17,150	-	-	-	-
Other parent companies, subsidiaries and jointly-controlled companies	7,312	6,531	1,011	-	-	-	-
Demand/savings deposits:	(1,196,795)	(1,248,363)	(79,437)	(14,943)	(14,230)	(29,173)	(135)
Fundação Bradesco (1)	(810)	(674)	(542)	-	-	-	-
Elo Participações e Investimentos S.A. (1)	(6)	(8)	(1)	-	-	-	-
Nova Cidade de Deus Participações S.A. (1)	(2)	(2)	(1)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações (1)	(46)	(6)	(2)	-	-	-	-

	R$ thousand

	2009		2008		2009		2008

	June 30	March 31	June 30	2nd quarter	1st quarter	1st half	1st half

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Bradesco Vida e Previdência S.A. (2)	(82,184)	(47,452)	(51,289)	-	-	-	-
Atlântica Cia. de Seguros (2)	(2)	-	(12)	-	-	-	-
Banco Bradesco Argentina S.A. (2)	(325)	(5,005)	-	-	-	-	-
Bradesco Auto RE Cia. De Seguros (2)	(20)	(249,366)	(706)	-	-	-	-
Bradesco Argentina de Seguros S.A. (2)	(1,731)	(2,010)	(70)	-	-	-	-
Banco Bankpar S.A. (2)	(4,575)	(5,713)	(6,361)	-	-	-	-
Banco Bradesco Luxembourg S.A. (2)	(154)	(47)	(47)	-	-	-	-
BMC Previdência Privada S.A. (2)	-	-	(15)	-	-	-	-
Elba Holdings Ltda. (2)	(8)	(9)	(1)	-	-	-	-
Bradseg Participações Ltda.(2)	(7)	(6)	(199)	-	-	-	-
Leader S.A. Administradora de Cartões (2)	(654)	(5,166)	-	-	-	-	-
STVD Holdings S.A. (2)	(924,419)	(899,952)	-	(14,880)	(14,159)	(29,039)	-
Key Management personnel (4)	(11,910)	(17,175)	(10,105)	(63)	(71)	(134)	(135)
Other parent companies, subsidiaries and jointly-controlled companies	(169,942)	(15,772)	(10,086)	-	-	-	-
Time deposits:	(567,415)	(306,890)	(668,958)	(3,628)	(6,438)	(10,066)	(59,335)
Cidade de Deus Companhia Comercial de Participações (1)	(40,191)	(19,769)	(8,605)	(8)	(8)	(16)	(841)
Bradesco Argentina de Seguros S.A. (2)	(7,642)	-	(6,277)	-	-	-	-
Bradesco Auto RE Cia. de Seguros (2)	(11,294)	(13,376)	(8,360)	-	-	-	-
Bradesco Securities Inc. (2)	(7,681)	(9,074)	(5,730)	-	-	-	-
Bradesplan Participações Ltda. (2)	-	-	-	-	-	-	(6,374)
Celta Holdings S.A. (2)	(19,245)	(19,051)	(15,604)	(475)	(594)	(1,069)	(792)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	-	-	-	-	-	-	(6,025)
Elba Holdings Ltda. (2)	-	-	-	-	-	-	(948)
Imagra Overseas (2)	(351,957)	(2,023)	-	-	-	-	(16)
STVD Holdings S.A. (2)	-	-	(535,824)	-	-	-	(30,038)
Visa Vale – Cia. Brasileira de Soluções e Serviços (3)	(20,549)	(73,783)	(6,837)	(790)	(1,813)	(2,603)	(109)

	R$ thousand

	2009		2008		2009		2008

	June 30	March 31	June 30	2nd quarter	1st quarter	1st half	1st half

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Key Management personnel (4)	(96,304)	(142,599)	(73,027)	(2,286)	(4,012)	(6,298)	(4,177)
Other parent companies, subsidiaries and jointly-controlled companies	(12,552)	(27,215)	(8,694)	(69)	(11)	(80)	(10,015)
Deposits abroad in foreign currency:	1,052	273	389	-	-	-	-
Banco Bradesco Luxembourg S.A. (2)	1,041	259	377	-	-	-	-
Banco Bradesco Argentina S.A. (2)	11	14	12	-	-	-	-
Foreign currency investments:	469,116	362	111,494	124	347	471	691
Banco Bradesco Luxembourg S.A. (2)	469,116	362	111,494	124	347	471	691
Funding/investments in interbank deposits (a):
Funding:	(77,080,558)	(71,074,321)	(55,577,954)	(1,873,355)	(2,038,769)	(3,912,124)	(2,812,390)
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (2)	(3,562,124)	(3,500,157)	(3,249,823)	(83,058)	(100,343)	(183,401)	(166,790)
Banco Alvorada S.A. (2)	(6,621,168)	(308,880)	(4,515,177)	(123,976)	(3,492)	(127,468)	(236,947)
Banco Bankpar S.A. (2)	(1,281,374)	(1,249,554)	(1,646,858)	(31,820)	(42,909)	(74,729)	(55,264)
Banco Finasa BMC S.A. (2)	(25,519,331)	(28,325,811)	(11,216,315)	(722,879)	(814,421)	(1,537,300)	(249,157)
Banco Boavista Interatlântico S.A. (2)	(563,567)	(430,336)	(659,836)	(11,230)	(14,236)	(25,466)	(34,700)
Banco Bradesco BBI S.A. (2)	(4,979,571)	(5,241,515)	(1,598,802)	(123,452)	(152,080)	(275,532)	(68,732)
Banco Bradesco Cartões S.A. (2)	(647,559)	(534,496)	(57,514)	(13,063)	(12,706)	(25,769)	(2,995)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(33,384,660)	(31,063,507)	(32,265,910)	(756,473)	(888,769)	(1,645,242)	(1,803,088)
Cidade Capital Markets Ltd (2)	-	(85,680)	(58,264)	(8)	(105)	(113)	(812)
Zogbi Leasing S.A. Arrendamento Mercantil (2)	(255,415)	(267,225)	(249,027)	(5,974)	(7,697)	(13,671)	(13,262)
Other parent companies, subsidiaries and jointly-controlled companies	(265,789)	(67,160)	(60,428)	(1,422)	(2,011)	(3,433)	(180,643)
Investments:	35,816,267	38,473,574	30,142,424	1,150,456	1,133,099	2,283,555	1,797,038
Banco Finasa BMC S.A. (2)	32,302,681	34,488,179	29,251,037	1,069,380	1,034,919	2,104,299	1,757,854
Banco Alvorada S.A. (2)	2,737,179	2,673,552	-	63,627	75,428	139,055	4
Banco BankPar S.A. (2)	629,869	689,426	844,787	15,510	20,474	35,984	36,360
Other parent companies, subsidiaries and jointly-controlled companies	146,538	622,417	46,600	1,939	2,278	4,217	2,820
Funding/investments on the open market (b):

	R$ thousand

	2009		2008		2009		2008

	June 30	March 31	June 30	2nd quarter	1st quarter	1st half	1st half

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Funding:	(10,714,818)	(12,989,993)	(11,575,740)	(309,907)	(373,595)	(683,502)	(314,592)
Ágora CTVM S.A. (2)	(316,380)	(411,709)	-	(10,666)	(11,224)	(21,890)	-
Alvorada Administradora de Cartões Ltda. (2)	(170,843)	(166,773)	-	(4,069)	(4,814)	(8,883)	-
Alvorada Serviços e Negócios Ltda. (2)	(607,334)	(593,087)	-	(14,247)	(12,098)	(26,345)	-
Banco Finasa BMC S.A. (2)	(150,488)	(155,177)	(47,132)	(2,370)	(3,017)	(5,387)	(2,874)
Banco Bradesco Cartões S.A. (2)	(81,141)	(35,393)	(2,049)	(2,165)	(3,413)	(5,578)	(31)
Tempo e Serviços Ltda. (2)	(601,793)	(511,980)	(252,618)	(14,782)	(15,257)	(30,039)	(7,245)
Banco Bradesco BBI S.A. (2)	(12,146)	(75,303)	(3,523,392)	(1,181)	(1,740)	(2,921)	(16,472)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(6,909,128)	(8,824,342)	(4,062,348)	(203,165)	(256,267)	(459,432)	(118,891)
Bradesco S.A. – CTVM (2)	(96,200)	(171,100)	(80,000)	(4,861)	(5,687)	(10,548)	(4,666)
Bradesplan Participações Ltda. (2)	(193,685)	(189,183)	(669,520)	(4,502)	(5,586)	(10,088)	(27,961)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	(627,760)	(613,168)	(1,007,529)	(14,593)	(17,272)	(31,865)	(45,487)
Miramar Holdings S.A. (2)	(196,483)	(191,916)	(178,904)	(4,567)	(5,450)	(10,017)	(7,519)
STVD Holdings S.A. (2)	-	-	(278,057)	-	-	-	(14,114)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	(33,597)	(37,670)	(159,656)	(834)	(3,598)	(4,432)	(7,414)
Key Management personnel (4)	(532,940)	(811,296)	(366,472)	(13,347)	(22,668)	(36,015)	(19,011)
Other parent companies, subsidiaries and jointly-controlled companies	(184,900)	(201,896)	(948,063)	(14,558)	(5,504)	(20,062)	(42,907)
Investments:	46,654	45,561	45,744	1,093	1,114	2,207	3,204
Banco Alvorada S.A. (2)	46,654	45,561	45,744	1,093	1,114	2,207	2,493
Other parent companies, subsidiaries and jointly-controlled companies	-	-	-	-	-	-	711
Derivative financial instruments (Swap) (c):	(13,262)	(19,977)	(289)	178,271	(1,455)	176,816	(445)
Banco Bankpar S.A. (2)	(5,272)	(10,439)	(520)	8,496	2,034	10,530	(102)
Tempo e Serviços Ltda. (2)	(3,413)	(14,033)	(3)	7,585	(874)	6,711	351
Banco Bradesco BBI S.A. (2)	2,617	3,207	-	161,698	(7,632)	154,066	-
STVD Holdings S.A. (2)	(7,287)	(566)	-	(7,068)	818	(6,250)	-
Other parent companies, subsidiaries and jointly-controlled companies	93	1,854	234	7,560	4,199	11,759	(694)

	R$ thousand

	2009		2008		2009		2008

	June 30	March 31	June 30	2nd quarter	1st quarter	1st half	1st half

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Loans and onlending abroad (d):	(418,530)	(391,994)	(482,217)	(1,761)	(3,769)	(5,530)	(6,769)
Banco Bradesco Luxembourg S.A. (2)	(346,193)	(391,994)	(412,095)	(1,600)	(3,574)	(5,174)	(5,748)
BMC – Grand Cayman (2)	-	-	(70,108)	-	(195)	(195)	(1,021)
Other parent companies, subsidiaries and jointly-controlled companies	(72,337)	-	(14)	(161)	-	(161)	-
Services rendered (e):	(27,778)	(22,613)	(24,459)	(100,008)	(89,500)	(189,508)	(159,396)
Scopus Tecnologia Ltda. (2)	(16,225)	(17,289)	(20,685)	(63,338)	(58,940)	(122,278)	(116,988)
C.P.M. Braxis S.A. (3)	(11,553)	(5,324)	(3,774)	(4,602)	(1,277)	(5,879)	(10,820)
Fidelity Processadora e Serviços S.A. (3)	-	-	-	(33,070)	(31,189)	(64,259)	(35,909)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	-	-	-	(242)	(320)	(562)	(666)
Visa Vale – Cia. Brasileira de Soluções e Serviços (3)	-	-	-	3,677	3,763	7,440	5,372
Other parent companies, subsidiaries and jointly-controlled companies	-	-	-	(2,433)	(1,537)	(3,970)	(385)
Rental of branches:	-	-	-	(53,779)	(49,239)	(103,018)	(87,566)
Fundação Bradesco (1)	-	-	-	(115)	(114)	(229)	(208)
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (2)	-	-	-	(1,352)	(1,259)	(2,611)	(2,499)
Bradesco Vida e Previdência S.A. (2)	-	-	-	(6,427)	(5,434)	(11,861)	559
Other parent companies, subsidiaries and jointly-controlled companies	-	-	-	(45,885)	(42,432)	(88,317)	(85,418)
Securities:	43,804,532	42,160,302	38,548,176	1,014,675	1,189,424	2,204,099	1,898,085
Bradesco Leasing S.A. Arrendamento Mercantil (2)	43,804,532	42,160,302	38,518,094	1,014,675	1,189,424	2,204,099	1,896,634
Other parent companies, subsidiaries and jointly-controlled companies	-	-	30,082	-	-	-	1,451
Securitization operations (f):	(91,839)	(168,810)	(156,328)	(2,660)	(4,768)	(7,428)	(7,945)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	(91,839)	(168,810)	(156,328)	(2,660)	(4,768)	(7,428)	(7,945)
Subordinated debts:	(200,100)	(130,021)	(35,288)	(3,653)	(3,310)	(6,963)	(27,640)
Cidade de Deus Companhia Comercial de Participações (1)	(65,401)	(31,062)	(35,288)	(844)	(697)	(1,541)	(9,551)
Fundação Bradesco (1)	(134,699)	(98,959)	-	(2,809)	(2,613)	(5,422)	(18,089)
Amounts receivable/payable:	816,681	(98,287)	2,506	-	-	-	-
Banco Finasa BMC S.A. (2)	-	(100,620)	-	-	-	-	-

	R$ thousand

	2009		2008		2009		2008

	June 30	March 31	June 30	2nd quarter	1st quarter	1st half	1st half

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Embaúba Holdings Ltda. (2)	5,419	5,419	5,419	-	-	-	-
Visa Vale – Cia. Brasileira de Soluções e Serviços (3)	3,582	3,590	2,822	-	-	-	-
Columbus Holding S.A. (2) (g)	811,361	-	-	-	-	-	-
Other parent companies, subsidiaries and jointly-controlled companies	(3,681)	(6,676)	(5,735)	-	-	-	-

(1) Parent companies;
(2) Subsidiaries and affiliated companies;
(3) Jointly-controlled companies;
(4) Key Management personnel;
a) Short-term interbank investments – interbank deposits with rates corresponding to CDI – interbank deposit certificate;
b) Repurchases and/or resale to be settled, purchase and sale agreements operations backed by government securities, with rates corresponding to overnight rates;
c) Differences receivable and payable from swap operations;
d) E Loans abroad raised in foreign currency for export financing, with charges corresponding to the exchange variation and international market interest rates;
e) Basically agreements executed with Scopus Tecnologia Ltda. for maintenance of IT equipment and with CPM Braxis S.A. for maintenance services of data processing systems;
f) Securitization operations of the future flow of receivables from credit card bills of clients residing abroad;
g) Sale of interest in Tempo Serviços Ltda; and
h) In April 2008, the company is a subsidiary of Bradseg Participações Ltda.

b) Compensation of key Management personnel

Yearly, the Annual Shareholders’ Meeting sets out:

• The annual global amount of management compensation, apportioned at the Board of Directors Meetings to the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

• The amount allocated to finance supplementary private pension plans to the Management, within the private pension plan allocated to employees and management of Bradesco Organization.

For 2009, the maximum amount of R$292,850 thousand was determined for the management compensation (charges and bonuses) and R$129,400 thousand to finance defined contribution supplementary private pension plans.

Short-term benefits to the Management

			R$ thousand

		2009

	2nd quarter	1st quarter	1st half

Income	35,270	34,723	69,993
Bonuses	-	11,954	11,954
INSS Contributions	7,912	10,473	18,385
Total	43,182	57,150	100,332

Post-employment benefits

			R$ thousand

		2009

	2nd quarter	1st quarter	1st half

Defined contribution supplementary private pension plans	13,603	13,430	27,033
Total	13,603	13,430	27,033

Bradesco Organization does not maintain long-term benefits related to severance pay or share-based compensation for its key Management personnel.

Other information

I) According to the prevailing laws, financial institutions are not allowed to grant loans or advances to:

a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to respective spouses and immediate family members;

b) Individuals or corporations that hold interest in their capital, with over 10%; and

c) Corporations holding over 10% of interest, the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective immediate family members;

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and relatives.

II) Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding at Bradesco on June 30, 2009:

• Common shares	0.75%
• Preferred shares	1.10%
• Total shares	0.93%

32) FINANCIAL INSTRUMENTS

a) Risk management process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. This multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize the correct identification and measurement of risks.

Credit risk management

Credit risk is the possibility that a counterparty of a loan or financial operation may not wish or may suffer some change in its ability to comply with its contractual liabilities, which may generate losses for the Organization.

Aiming at mitigation of credit risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of loan assignment and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

Market risk management

Market risk is related to the possibility of loss from fluctuating rates caused by unhedged terms, currencies and indexes of the Institution's asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling us to make the Organization’s strategic decisions with high agility and level of reliance.

We present below the balance sheet by currency

				R$ thousand

		2009			2008

		June 30		March 31	June 30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	474,301,075	433,950,475	40,350,600	52,879,238	32,040,925
Funds available	9,001,287	6,946,840	2,054,447	2,523,466	235,486
Interbank investments	89,636,411	87,654,932	1,981,479	4,313,491	1,944,913
Securities and derivative financial instruments	146,110,008	136,955,387	9,154,621	9,562,623	8,703,681
Interbank and interdepartmental accounts	16,620,138	16,127,179	492,959	310,022	10,249
Loan and leasing operations	146,814,804	134,397,779	12,417,025	13,790,926	10,959,997
Other receivables and assets	66,118,427	51,868,358	14,250,069	22,378,710	10,186,599
Permanent assets	8,176,532	8,168,436	8,096	8,805	5,442
Investments	1,053,495	1,053,495	-	-	-
Premises and equipment and leased assets	3,299,701	3,291,712	7,989	8,673	5,342
Intangible assets	3,823,336	3,823,229	107	132	100
Total	482,477,607	442,118,911	40,358,696	52,888,043	32,046,367

Liabilities
Current and long-term liabilities	444,574,037	411,152,548	33,421,489	46,398,945	22,416,791
Deposits	167,511,928	161,043,745	6,468,183	8,511,241	2,958,045
Federal funds purchased and securities sold under
agreements to repurchase	99,709,784	99,513,847	195,937	9,330	915,137
Funds from issuance of securities	7,694,187	3,134,925	4,559,262	5,496,316	2,931,054
Interbank and interdepartmental accounts	1,903,707	846,663	1,057,044	1,540,259	1,393,787
Borrowing and onlending	29,081,055	17,696,708	11,384,347	13,080,982	9,705,262
Derivative financial instruments	2,599,199	2,345,676	253,523	681,204	204,360
Technical provision from insurance, private pension
plans and certificated savings plans	68,828,591	68,826,159	2,432	3,057	5,346
Other liabilities:
- Subordinated debt	20,405,856	17,668,679	2,737,177	3,260,876	2,310,472
- Other	46,839,730	40,076,146	6,763,584	13,815,680	1,993,328
Deferred income	272,278	272,278	-	-	-
Minority interest in subsidiaries	354,527	354,527	-	-	-
Shareholders’ equity	37,276,765	37,276,765	-	-	-
Total	482,477,607	449,056,118	33,421,489	46,398,945	22,416,791
Net position of assets and liabilities			6,937,207	6,489,098	9,629,576
Net position of derivatives (2)			(15,021,804)	(14,614,146)	(14,860,995)
Other net memorandum accounts (3)			(76,064)	38,858	107,986
Net exchange position (liability)			(8,160,661)	(8,086,190)	(5,123,433)

(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and
(3) Other commitments recorded in memorandum accounts.

In its market risk management process, Bradesco Organization uses methods that comply with the best international practices, and risk limits are defined in specific Committees and validated by Senior Management. Compliance is monitored on a daily basis by the market risk area. The methodology used to determine trading portfolio risk is parametric VaR, which has a reliability level of 99%, and one-day perspective. Correlations and fluctuations are calculated based on statistical methods in which recent returns have more importance. The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are daily assessed using backtesting techniques.

We present the VaR in the chart below

Risk factors	R$ thousand

	2009		2008

	June 30	March 31	June 30

Prefixed	5,680	16,282	7,142
Internal exchange coupon	876	7,338	390
Foreign currency	6,709	10,159	1,382
IGP-M	154	54	117
IPCA	69,167	66,173	44,136
Variable income	2,952	12,021	6,629
Sovereign/Eurobonds and Treasuries	34,619	88,015	24,350
Other	94	57	2,369
Correlation/diversification effect	(35,176)	(70,887)	(24,274)
VaR (Value at Risk)	85,075	129,212	62,241

Sensitivity analysis

As a good risk management governance practice, Bradesco maintains a continued risk management process, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord – Basel II. It is also worth mentioning that the financial institutions have risk limits and controls and leverage regulated by Bacen.

Market risk limits are proposed by specific committees, assessed by the Market and Liquidity Risk Management Executive Committee and validated by the Integrated Risk Management and Capital Allocation Committee, observing the limits laid down by the Board of Directors, according to the characteristics of operations, which are divided into the following portfolios:

• Trading Portfolio: consisted of all financial instruments, commodities, derivatives operations held for trading or as hedge of other trading portfolios, which are not subject to trading restrictions. Operations intended for trading are those destined to resale, to take advantage from expected or effective price movements, or for arbitrage purposes; and

• Banking Portfolio: operations not classified in the Trading Portfolio. These consist of structural operations deriving from several lines of business of the Organization and eventual hedges.

The following table presents the financial exposure sensitivity analysis (Trading and Banking Portfolios) pursuant to CVM Rule 475/08 and does not reflect how these market risk exposures are managed in the Organization’s daily operations, according to information provided in this note.

The financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) stated in the following table do not necessarily represent an accounting loss for the Organization, due to the following reasons:

1. part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which furnishes a natural hedge for eventual interest rate fluctuations;

2. for the Banking Portfolio, interest rates fluctuations do not necessarily have a material impact over the Organization’s results, since the intention is to hold the loan operations until their maturity; and

3. derivative operations of the Banking Portfolio are used to hedge clients’ operations or to hedge investments abroad, considering the tax effect on foreign exchange rate fluctuation.

		On June 30, 2009 - R$ thousand

Risk factors	Trading and Banking portfolios	Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to fixed interest rates variation in Reais	(1,756)	(416,965)	(753.093)
Price indexes	Exposures subject to the variation of foreign currency coupon rate	(6,188)	(833,929)	(1.571.160)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(88)	(3,968)	(8.076)
Foreign currency	Exposures subject to exchange variation	(1,456)	(36,392)	(72.785)
Equities	Exposures subject to stocks price variation	(18,901)	(472,528)	(945.057)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(2,035)	(92,299)	(177.054)
Other	Exposures not classified into previous definitions	-	(31)	(61)

Total not correlated		(30.424)	(1,856,112)	(3,527,286)

Total correlated		(21.328)	(1,485,075)	(2,794,453)

(1) Amounts net of tax effects

We present below the sensitivity analysis of the Trading Portfolio, which represent exposures that might cause material impacts on the Organization’s results. It is worth mentioning that results show the impacts for each scenario in a static portfolio position on June 30, 2009. The market dynamism makes this position to change continuously and does not necessarily reflect current position. In addition, as mentioned above, we maintain a continued management process of market risks, which continuously seeks, through market dynamics, ways of mitigating/minimizing related risks, according to the strategy determined by senior management, i.e., in case of signs of deterioration signs in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

			On June 30, 2009 - R$ thousand

Risk factors	Trading portfolio	Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to fixed interest rates variation in Reais	(242)	(56,660)	(111.024)
Price indexes	Exposures subject to the variation of foreign currency coupon rate	(1,155)	(149,781)	(293.535)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(1)	(212)	(399)
Foreign currency	Exposures subject to exchange variation	(1,456)	(36,388)	(72.776)
Equities	Exposures subject to stocks price variation	(144)	(3,594)	(7.188)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(1,638)	(54,395)	(105.890)
Other	Exposures not classified into previous definitions	-	(24)	(48)

Total not correlated		(4.636)	(301,054)	(590,860)

Total correlated		(2.838)	(190,722)	(374,234)

(1) Amounts net of tax effects

The sensitivity analysis was carried out based on the scenarios below, always considering that these impacts would materially affect our positions.

Scenario 1: based on market information (BM&FBovespa, Andima, etc) of June 30, 2009, 1 base point shocks were applied for interest rates and 1% variation for prices. For instance, the exchange rate of Reais/Dollar of R$1.98 and 1-year fixed interest rates of 9.25% p.a.

Scenario 2: 25% shocks were determined based on the market on June 30, 2009. For instance, the exchange rate of Reais/Dollar stood at R$2.45 and 1-year fixed interest rates of 11.55% p.a., with fluctuations of other risk factors representing a 25% shock on the respective curves or prices.

Scenario 3: 50% shocks were determined based on the market on June 30, 2009. For instance: the exchange rate of Reais/Dollar stood at R$2.94 and 1-year fixed interest rates of 13.86% p.a., with fluctuations of other risk factors representing 50% shock on the respective curves or prices.

Moreover, below is the information on the sensitivity analysis of December 2008 financial exposures (Trading and Banking Portfolios).

On December 31, 2008 - R$ thousand

Risk factors	Trading and Banking Portfolios		Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to fixed interest rates variation in Reais	418,731	(975,863)	(2.194.417)
Price indexes	Exposures subject to the variation of foreign currency coupon rate	726,008	(183,528)	(1.054.060)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	6,852	(4,349)	(14.989)
Foreign currency	Exposures subject to exchange variation	(2,401)	(78,717)	(155.033)
Equities	Exposures subject to stocks price variation	56,072	(301,510)	(659.093)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(100,077)	(241,801)	(384.274)
Other	Exposures not classified into previous definitions	-	(11)	(23)

Total not correlated		-	(1,785,779)	(4,461,889)

Total correlated		1,105,185	(1,503,720)	(3,605,738)

(1) Amounts net of tax effects

The sensitivity analysis for December 31, 2008 was carried out based on the scenarios below:

Scenario 1: it is the probable scenario for risk factors based on market information (BM&FBovespa, Andima, etc), such as future interest rate curve. For instance: Real/Dollar quotation was R$2.35 and 1-year fixed interest rate of 11.60% p.a.

Scenario 2: 25% shocks were determined based on the market on December 31, 2008 and applied on Scenario 1. For instance: the exchange rate of Reais/Dollar stood at R$2.93 and 1-year fixed interest rate of 14.64% p.a., with fluctuations of other risk factors representing a 25% shock on the respective curves or prices.

Scenario 3: 50% shocks were determined based on the market on December 31, 2008 and applied on Scenario 1. For instance: the exchange rate of Reais/Dollar stood at R$3.52 and 1-year fixed interest rates of 17.68% p.a., with fluctuations of other risk factors representing 50% shock on the respective curves or prices.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, especially to enable the Organization to settle transactions in a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

We present the Balance Sheet by maturity in the chart below

	R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total

Assets
Current and long-term assets	279,024,720	58,831,406	30,817,475	105,627,474	-	474,301,075
Funds available	9,001,287	-	-	-	-	9,001,287
Interbank investments	78,641,889	10,215,869	4,386	774,267	-	89,636,411
Securities and derivative financial instruments (1)	119,393,759	5,101,505	3,380,962	18,233,782	-	146,110,008
Interbank and interdepartmental accounts	16,150,399	935	1,139	467,665	-	16,620,138
Loan and leasing operations	19,600,822	38,456,961	23,855,766	64,901,255	-	146,814,804
Other receivables and assets	36,236,564	5,056,136	3,575,222	21,250,505	-	66,118,427
Permanent assets	115,801	588,083	726,615	5,346,486	1,399,547	8,176,532
Investments	-	-	-	-	1,053,495	1,053,495
Premises and equipment and leased assets	46,842	234,213	281,055	2,391,539	346,052	3,299,701
Intangible assets	68,959	353,870	445,560	2,954,947	-	3,823,336
Total on June 30, 2009	279,140,521	59,419,489	31,544,090	110,973,960	1,399,547	482,477,607
Total on March 31, 2009	270,851,058	62,452,096	31,323,948	116,068,185	1,445,657	482,140,944
Total on June 30, 2008	229,099,460	50,844,092	31,911,513	90,174,204	1,202,501	403,231,770

Liabilities
Current and long-term liabilities	223,257,395	28,016,494	25,336,619	167,378,049	585,480	444,574,037
Deposits (2)	71,474,763	11,562,464	8,321,540	76,153,161	-	167,511,928
Federal funds purchased and securities sold under agreements to repurchase	67,943,139	3,577,325	3,073,015	25,116,305	-	99,709,784
Funds from issuance of securities	265,207	1,940,739	850,163	4,638,078	-	7,694,187
Interbank and interdepartmental accounts	1,900,345	1,410	1,952	-	-	1,903,707
Borrowing and onlending	2,749,427	7,701,100	7,551,378	11,079,150	-	29,081,055
Derivative financial instruments	2,196,108	110,903	109,493	182,695	-	2,599,199
Technical provisions for insurance, private pension plans and certificated savings plans (2)	48,729,176	1,602,061	784,582	17,712,772	-	68,828,591
Other liabilities:
- Subordinated debts	76,160	224,270	114,285	19,405,661	585,480	20,405,856
- Other	27,923,070	1,296,222	4,530,211	13,090,227	-	46,839,730
Deferred income	272,278	-	-	-	-	272,278
Minority interest in subsidiaries	-	-	-	-	354,527	354,527
Shareholders’ equity	-	-	-	-	37,276,765	37,276,765
Total on June 30, 2009	223,529,673	28,016,494	25,336,619	167,378,049	38,216,772	482,477,607
Total on March 31, 2009	217,864,375	28,842,997	24,470,216	174,625,429	36,337,927	482,140,944
Total on June 30, 2008	197,097,207	26,974,928	19,108,559	125,697,110	34,353,966	403,231,770
Accumulated net assets on June 30, 2009	55,610,848	87,013,843	93,221,314	36,817,225	-	-
Accumulated net assets on March 31, 2009	52,986,683	86,595,782	93,449,514	34,892,270	-	-
Accumulated net assets on June 30, 2008	32,002,253	55,871,417	68,674,371	33,151,465	-	-

(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Adequacy Ratio (Basel)

The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel) .

We present the Capital Adequacy Ratio in the chart below

Calculation basis – Capital Adequacy Ratio (Basel)						R$ thousand

	Basel II (1)				Basel I

	June 30, 2009		March 31, 2009		June 30, 2008

	Financial	Economic- financial (2)	Financial	Economic- financial (2)	Financial	Economic- financial (2)

Calculation basis – Capital Adequacy Ratio (Basel)	37,276,765	37,276,765	35,306,357	35,306,357	33,710,918	33,710,918
Decrease in tax credits – Bacen Resolution 3,059/02	(143,179)	(143,179)	(143,180)	(143,180)	(101,538)	(101,538)
Decrease in deferred assets – Bacen Resolution 3,444/07	(229,391)	(270,090)	(235,266)	(361,733)	(313,345)	(413,670)
Decrease in gains/losses of adjustments to market value in DPV and derivatives – Bacen Resolution 3,444/07	1,975,119	1,975,119	2,373,130	2,373,130	712,849	712,849
Additional provision to the minimum required by Bacen Resolution 2,682/99 (3)	2,991,019	2,991,834	1,688,078	1,689,372	-	-
Minority interest/other	429,570	354,527	417,046	337,011	86,274	162,182
Reference shareholders’ equity - Tier I	42,299,903	42,184,976	39,406,165	39,200,957	34,095,158	34,070,741
Gains/losses sum of adjustments to market value in Available for Sale (DPV) and derivatives – Bacen Resolution 3,444/07	(1,975,119)	(1,975,119)	(2,373,130)	(2,373,130)	(712,849)	(712,849)
Subordinated debt	10,248,535	10,248,535	10,941,584	10,941,584	10,638,313	10,638,313
Reference shareholders’ equity – Tier II	8,273,416	8,273,416	8,568,454	8,568,454	9,925,464	9,925,464
Total reference shareholders’ equity (Tier I + Tier II)	50,573,319	50,458,392	47,974,619	47,769,411	44,020,622	43,996,205
Deduction of instruments for funding - Bacen Resolution 3,444/07	(61,142)	(321,495)	(52,785)	(313,837)	(46,055)	(480,749)
Reference shareholders’ equity (a)	50,512,177	50,136,897	47,921,834	47,455,574	43,974,567	43,515,456
Capital allocation (by risk)
- Credit risk	30,243,790	30,827,912	30,491,748	30,726,169	-	-
- Market risk	495,702	1,036,618	731,594	1,257,089	-	-
- Operational risk	570,527	570,527	570,527	570,527	-	-
Required reference shareholders’ equity (b)	31,310,019	32,435,057	31,793,869	32,553,785	-	-
Margin (a – b)	19,202,158	17,701,840	16,127,965	14,901,789	-	-
Risk-weighted assets (2) (c)	284,636,536	294,864,151	289,035,178	295,943,503	306,398,470	336,866,516
Capital adequacy ratio (a/c)	17.75%	17.00%	16.58%	16.04%	14.35%	12.92%

(1) Article 4 of Circular Letter 3,389/08 of Bacen includes the option based on the exclusion prerogative of the short position in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of providing hedge for interest in investments abroad. Bradesco chose this prerogative on September 29, 2008;
(2) As of July 1, 2008, with the New Basel Capital Accord (Basel II), risk-weighted assets are determined based on required reference shareholders’ equity divided by 11%, which is the minimum capital required by Bacen; and
(3) As of December 2008, Bacen, through Resolution 3,674/08, allowed financial institutions and other institutions authorized to operate by Bacen, which record an additional provision to the minimum percentages required by Resolution 2,682/99, to fully add the respective amount to Tier I of Reference Shareholders’ Equity (PR), for the purposes of determining the Reference Shareholders’ Equity (PR) referred to in Resolution 3,444/07.

Pursuant to the New Basel Capital Accord, the Bacen published CMN Resolutions 3,380/06, 3,464/07 and 3,721/09, concerning the structures for operating, market and credit risks management, respectively. It also published Circular Letters 3,360/07, 3,361/07 to 3,366/07, 3,368/07, 3,383/08, 3,388/08 and 3,389/08, which define the necessary methodologies of portions of capital for credit, market and operating risks, respectively, as well as CMN Resolutions 3,444/07 and 3,490/07, amending rules for the determination of reference shareholders’ equity and regarding the determination of required reference shareholders’ equity. Therefore, as of July 2008, the National Financial System started operating according to the rules of the new Capital Accord, standardized approach.

b) Market value

The book value, net of provisions for devaluations of the main financial instruments is as follows:

Portfolios	R$ thousand

	Unrealized income (loss) without tax effects

	Book value	Market value	Book value			Shareholders’ equity

	2009		2009		2008	2009		2008

	June 30		June 30	March 31	June 30	June 30	March 31	June 30

Securities and derivative financial instruments (Notes 3e, 3f and 8)	146,110,008	148,660,608	2,074,514	1,034,975	3,533,843	2,550,600	2,168,206	2,071,325
- Adjustment of available-for-sale securities (Note 8 c II)			(476,086)	(1,133,231)	1,462,518	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)	-	-	2,550,600	2,168,206	2,071,325	2,550,600	2,168,206	2,071,325
Loan and leasing operations (1) (Notes 3g and 10)	179,376,979	179,413,796	36,817	124,906	156,820	36,817	124,906	156,820
Investments (2) (3) (Notes 3j and 13)	1,053,495	7,780,608	6,727,113	68,159	585,309	6,727,113	68,159	585,309
Treasury shares (Note 23d)	5,180	4,523	-	-	-	(657)	(1,561)	(417)
Time deposits (Notes 3n and 16a)	100,141,957	100,088,130	53,827	252,176	9,095	53,827	252,176	9,095
Funds from issuance of securities (Note 16c)	7,694,187	7,689,298	4,889	17,393	15,363	4,889	17,393	15,363
Borrowing and onlending (Notes 17a and 17b)	29,081,055	29,030,847	50,208	41,497	53,150	50,208	41,497	53,150
Subordinated debts (Note 19)	20,405,856	20,699,162	(293,306)	(246,307)	(172,626)	(293,306)	(246,307)	(172,626)
Unrealized income without tax effects	-	-	8,654,062	1,292,799	4,180,954	9,129,491	2,424,469	2,718,019

(1) It includes advances on foreign exchange contracts, leasing operations and other receivables with loan assignment features;
(2) It refers to shares of publicly-held companies; and
(3) It includes the increase of the interest in VisaNet Brasil in the amount of R$6,407,260 thousand and BM&FBovespa S.A. in the amount of R$317,909 thousand (March 31, 2009 – R$66,258 thousand and June 30, 2008 - Bovespa Holding – R$326,561 thousand and BM&F - R$256,230 thousand).

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price practiced on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

• Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private pension plan of the variable contribution type that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). Securities Dealer (DTVM) is responsible for the financial management of FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

The funds guaranteeing the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco in its facilities abroad provide their employees and directors with a private pension plan with variable contribution, which enables us to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in 1H09 amounted to R$95,160 thousand (1H08 – R$125,486 thousand) 2Q09 – R$43,946 thousand, (1Q09 – R$51,214 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$726,428 thousand 1H09 (1H08 – R$726,472 thousand) 2Q09 – R$382,862 thousand, (1Q09 – R$379,566 thousand).

34) INCOME TAX AND SOCIAL CONTRIBUTION

a) Statement of calculation of income tax and social contribution charges

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Income before income tax and social contribution	4,060,388	2,412,611	6,472,999	6,043,172
Total charge of income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,624,156)	(965,044)	(2,589,200)	(2,243,222)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	5,395	2,227	7,622	24,399
Exchange loss	(531,885)	(48,582)	(580,467)	(325,981)
Non-deductible expenses, net of non-taxable income	(19,734)	(29,607)	(49,341)	(7,707)
Interest on shareholders’ equity (paid and payable)	212,455	209,260	421,715	354,256
Effect of the difference of the social contribution rate (2)	137,835	120,879	258,714	201,332
Other amounts	61,709	26,810	88,519	65,973
Income tax and social contribution for the period	(1,758,381)	(684,057)	(2,442,438)	(1,930,950)

(1) As of May 1, 2008, the social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Provisional Measure 413/08 (converted into Law 11,727/08), remaining at 9% for other companies (Note 3h); and
(2) It refers to the equation of the effective rate of social contribution in relation to the rate (40%) shown.

b) Breakdown of income tax and social contribution result

	R$ thousand

	2009			2008

	2nd quarter	1st quarter	1st half	1st half

Current taxes:
Income tax and social contribution payable	(2,578,102)	(1,608,704)	(4,186,806)	(3,199,101)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	1,029,522	657,807	1,687,329	1,257,754
Use of opening balances of:
Negative basis of social contribution	(97,806)	(35,896)	(133,702)	(23,519)
Tax loss	(208,774)	(100,496)	(309,270)	(68,549)
Recording/utilization in the period on:
Negative basis of social contribution	11,326	12,764	24,090	5,346
Tax loss	85,453	390,468	475,921	97,119
Total deferred taxes	819,721	924,647	1,744,368	1,268,151
Income tax and social contribution for the period	(1,758,381)	(684,057)	(2,442,438)	(1,930,950)

c) Origin of tax credits of deferred income tax and social contribution

						R$ thousand

	Balance on 12.31.2008	Amount recorded (3)	Amount realized	Balance on 6.30.2009	Balance on 3.31.2008	Balance on 3.31.2008

Allowance for loan losses	5,912,533	2,731,644	2,079,344	6,564,833	5,910,919	3,931,067
Provision for civil contingencies	566,103	195,419	71,548	689,974	613,341	514,474
Provision for tax contingencies	1,682,533	312,742	15,274	1,980,001	1,833,202	1,592,382
Labor provisions	566,410	92,475	80,297	578,588	569,872	524,954
Provision for devaluation on securities and investments	164,280	2,203	30,462	136,021	149,120	136,841
Provision for depreciation on foreclosed assets	85,364	21,991	5,608	101,747	96,976	80,897
Adjustment to market value of trading securities	6,743	10,946	5,885	11,804	14,857	26,280
Amortized goodwill	1,152,368	72,177	112,552	1,111,993	1,160,869	849,221
Provision for interest on shareholders’ equity (1)	-	363,060	-	363,060	178,634	285,944
Adjustment to Law 11,638/07	81,149	11,091	200	92,040	87,531	-
Other	1,268,597	405,812	131,061	1,543,348	1,528,566	570,100
Total tax credits over temporary differences	11,486,080	4,219,560	2,532,231	13,173,409	12,143,887	8,512,160
Tax losses and negative basis of social contribution of the country and abroad	1,368,580	500,011	442,972	1,425,619	1,635,420	1,016,985
Subtotal	12,854,660	4,719,571	2,975,203	14,599,028	13,779,307	9,529,145
Adjustment to market value of available-for- trading securities	434,395	277,951	335,136	377,210	562,157	-
Social contribution – Provisional Measure 2,158- 35 of August 24, 2001 (2)	414,238	-	32,871	381,367	406,546	387,819
Total tax credits (Note 11b)	13,703,293	4,997,522	3,343,210	15,357,605	14,748,010	9,916,964
Deferred tax liabilities (Note 34f)	2,467,850	1,748,086	412,776	3,803,160	3,165,039	1,976,714
Tax credits net of deferred tax liabilities	11,235,443	3,249,436	2,930,434	11,554,445	11,582,971	7,940,250
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	23.8%			23.0%	24.4%	18.2%
- Percentage of net tax credits over total assets	2.5%			2.4%	2.4%	2.0%
(1) Tax credit on interest on shareholders’ equity is recorded up to the fiscal limit allowed;
(2) Until the end of the year it is estimated the realization of the amount of R$62,917 thousand, which will be accounted for upon its effective use (item d); and
(3) It includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Provisional Measure 413/08 (converted into Law 11,727/08), equivalent to the amount of R$223,775 thousand (Note 3h).

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

					R$ thousand

	Temporary differences		Tax loss and negative basis		Total

	Income	Social	Income	Social
	tax	contribution	tax	contribution

2009	1,125,817	511,314	520,550	21,416	2,179,097
2010	2,243,058	1,115,547	213,422	87,154	3,659,181
2011	2,350,663	1,080,935	207,370	117,007	3,755,975
2012	1,372,134	623,609	156,015	46,727	2,198,485
2013	1,718,997	771,449	29,819	26,136	2,546,401
2014 (1st half)	183,786	76,100	2	1	259,889
Total	8,994,455	4,178,954	1,127,178	298,441	14,599,028

							R$ thousand

		Social contribution tax credit - Provisional Measure 2,158–35

	2009	2010	2011	2012	2013	2014 and 2015	Total

Total	62,917	77,716	42,813	38,170	16,572	143,179	381,367

Projected realization of tax credits is estimated and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$13,820,715 thousand (March 31, 2009 – R$12,960,602 thousand and June 30, 2008 – R$9,113,696 thousand), of which R$12,127,379 thousand (March 31, 2009 – R$11,069,727 thousand and June 30, 2008 – R$7,860,575 thousand) includes temporary differences, R$1,351,848 thousand (March 31, 2009 – R$1,535,560 thousand and June 30, 2008 – R$918,434 thousand) includes tax losses and negative basis of social contribution and R$341,488 thousand (March 31, 2009 – R$355,315 thousand and June 30, 2008 – R$334,687 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

The amount of R$68,851 thousand (March 31, 2009 – R$75,238 thousand and June 30, 2008 – R$67,359 thousand) was not recorded as tax credit, and will be recorded when it presents effective prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen rules.

Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of law approved by congressmen) filed by the National Confederation of the Financial System (CONSIF) against Provisional Measure 413/08 (converted into Law 11,727/08, Articles 17 and 41), tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. Tax credit balance related to Social Contribution rate increase not recorded amounts to R$903,598 thousand (note 3h).

f) Deferred tax liabilities

			R$ thousand

	2009		2008

	June 30	March 31	June 30

Adjustment to market value of derivative financial instruments	611,124	586,031	510,730
Excess depreciation	2,452,140	1,892,706	938,152
Operations in future liquidity market	31,645	1,768	54,031
Others	708,251	684,534	473,801
Total	3,803,160	3,165,039	1,976,714

The deferred tax liabilities of companies of the financial and insurance sectors were established considering the increase of the social contribution rate, determined by Provisional Measure 413/08 (converted into Law 11,727/08) (Note 3h).

35) OTHER INFORMATION

a) The Bradesco Organization manages investment funds and portfolios whose net equity on June 30, 2009 totaled R$211,692,920 thousand (March 31, 2009 to R$200,975,384 thousand and June 30, 2008 – R$184,385,329 thousand).

b) As of 4Q08 Bacen amended reserve requirements rules, aiming at improving liquidity in Brazil’s financial system, due to the shortage of foreign funds. Main amendments are outlined below:

Description	Previous rule	Current rule

Decrease in Bacen additional compulsory deposit requirement collected from demand deposits, savings deposits and time deposits	Bacen collects the amount in excess of R$100 million	Bacen collects the amount in excess of R$1 billion

Decrease in the rate to calculate Bacen additional compulsory deposit requirement collected from demand and time deposits	8%	Demand deposits - 5% Time deposits - 5% (4% as of January 5, 2009)

Decrease in the rate of Bacen compulsory deposit requirement collected from demand deposits	45%	42%

Decrease in the amount subject to collections over time deposits	Bacen collects the amount that exceeds R$30 million	Bacen collects the amount that exceeds R$2 billion

Compliance with Bacen compulsory deposit requirement collected from time deposits	100% in government securities, not deducting acquired credits	30% in government securities (40% as of January 5, 2009)
70% in cash, not remunerated (60% as of January 5, 2009)
may be replaced by credits acquired up to September 30,
2009 from financial institutions, basically derived from (i)
loan operations; (ii) receivables from leasing operations; (iii)
advances and other issuance credits or liability of non-
financial individuals and corporations, (iv) interbank deposits with guaranteed assets provided for by laws; (v) fixed income securities issued by non-financial entities, composing the
institution’s portfolio or investment funds; (vi) receivables pertaining to Receivables Securitization Funds (FIDC); (vii)
FIDC quotas organized by the Deposit Guarantee
Association (FGC); and (viii) foreign currency acquisitions
with Bacen made with financial institution’s resale
commitment, combined with Bacen’s repurchase
commitment, only accepting the deduction of credits
acquired from institutions whose Reference Shareholders’
		Equity reaches up to R$7 billion in August 2008.

Compulsory deposit requirement over interbank deposits raised from leasing companies	Collection rate of 25%, 100% pegged by government securities	As of January 5, 2009 it includes the compulsory deposit
requirement collected from time deposits, the collection rate is 15%, maintaining the characteristics of requirement
		compliance mentioned above.

c) On June 4, 2009 Bradesco entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with the controlling shareholders of Banco ibi S.A. – Banco Múltiplo (Banco ibi), aiming at the acquisition of the totality of its capital stock. In addition, it is part of the business to enter into a Partnership Agreement with C&A Modas Ltda. (C&A), to, together, sell with exclusivity, financial products and services by means of C&A stores for a twenty-year term. The transaction involves the transfer of 100% of the shares of Banco ibi, ibi Corretora de Seguros Ltda., ibi Promotora de Vendas Ltda. and ibi Participações Ltda (ibi companies) to Bradesco.

The value of the operation, of approximately R$1.4 billion, will be adjusted and paid upon the delivery of shares issued by Bradesco to the shareholders of Banco ibi, representing, on June 4, 2009, approximately 1.6% of its capital stock, converting ibi companies into Bradesco’s wholly-owned subsidiaries, pursuant to Article 252 of Law 6,404/76. The operation is pending the approval of the respective authorities.

d) On July 3, 2009, Bradesco sold a supplementary lot of shares, corresponding to 2.2% of the capital stock of VisaNet Brasil, with revenues (before taxes) of approximately R$410 million, already deducting distribution costs.

Management Bodies

Cidade de Deus, Osasco, SP, July 31, 2009

Board of Directors

Chairman	Department Directors	Audit Committee
Lázaro de Mello Brandão	Adineu Santesso	Mário da Silveira Teixeira Júnior - Coordenador
	Airton Celso Exel Andreolli	Paulo Roberto Simões da Cunha
Vice-Chairman	Alexandre da Silva Glüher	Yves Louis Jacques Lejeune
Antônio Bornia	Alfredo Antônio Lima de Menezes	Hélio Machado dos Reis
Altair Antônio de Souza
Members	Antônio Carlos Del Cielo	Compliance and Internal Controls Committee
Mário da Silveira Teixeira Júnior	Antonio Celso Marzagão Barbuto	Mário da Silveira Teixeira Júnior – Coordenador
Márcio Artur Laurelli Cypriano	Antonio de Jesus Mendes	Carlos Alberto Rodrigues Guilherme
João Aguiar Alvarez	Cassiano Ricardo Scarpelli	Domingos Figueiredo de Abreu
Denise Aguiar Alvarez	Clayton Camacho	Clayton Camacho
Luiz Carlos Trabuco Cappi	Douglas Tevis Francisco	Nilton Pelegrino Nogueira
Carlos Alberto Rodrigues Guilherme	Fábio Mentone	Roberto Sobral Hollander
Ricardo Espírito Santo Silva Salgado	Fernando Barbaresco
	Fernando Roncolato Pinho	Executive Disclosure Committee (Non-Statutory)
Board of Executive Officers	Jair Delgado Scalco	Domingos Figueiredo de Abreu - Coordenador
	Jean Philippe Leroy	Julio de Siqueira Carvalho de Araujo
Executive Officers	José Luiz Rodrigues Bueno	Norberto Pinto Barbedo
	José Maria Soares Nunes	Milton Matsumoto
Chief-Executive Officer	Josué Augusto Pancini	Denise Pauli Pavarina de Moura
Luiz Carlos Trabuco Cappi	Julio Alves Marques	Jean Philippe Leroy
	Laércio Carlos de Araújo Filho	Luiz Carlos Angelotti
Diretores Vice-Presidentes	Luiz Alves dos Santos	Antonio José da Barbara
Laércio Albino Cezar	Luiz Carlos Angelotti
Arnaldo Alves Vieira	Luiz Carlos Brandão Cavalcanti Júnior	Ethical Conduct Committee
Sérgio Socha	Luiz Fernando Peres	Domingos Figueiredo de Abreu - Coordenador
Julio de Siqueira Carvalho de Araujo	Marcelo de Araújo Noronha	Carlos Alberto Rodrigues Guilherme
José Luiz Acar Pedro	Marcos Bader	Arnaldo Alves Vieira
Norberto Pinto Barbedo	Marcos Villanova	José Luiz Acar Pedro
Domingos Figueiredo de Abreu	Mario Helio de Souza Ramos	Milton Matsumoto
	Marlene Moran Millan	Clayton Camacho
Managing Directors	Mauro Roberto Vasconcellos Gouvêa	Nilton Pelegrino Nogueira
	Moacir Nachbar Junior	Roberto Sobral Hollander
José Alcides Munhoz	Nilton Pelegrino Nogueira
José Guilherme Lembi de Faria	Nobuo Yamazaki	Integrated Risk Management and Capital Allocation Committee
Milton Matsumoto	Octavio Manoel Rodrigues de Barros	Luiz Carlos Trabuco Cappi - Coordenador
Odair Afonso Rebelato	Paulo Aparecido dos Santos	Laércio Albino Cezar
Aurélio Conrado Boni	Ricardo Dias	Arnaldo Alves Vieira
Ademir Cossiello	Robert John van Dijk	Sérgio Socha
Sérgio Alexandre Figueiredo Clemente	Roberto Sobral Hollander	Julio de Siqueira Carvalho de Araujo
Candido Leonelli	Walkiria Schirrmeister Marquetti	José Luiz Acar Pedro
*Maurício Machado de Minas		Norberto Pinto Barbedo
	Directors	Domingos Figueiredo de Abreu
	Antonio José da Barbara	Roberto Sobral Hollander
Aurélio Guido Pagani
	Cláudio Fernando Manzato	Fiscal Council
	Fernando Antônio Tenório	Sitting Members
Márcia Lopes Gonçalves Gil
	Marcos Daré	Domingos Aparecido Maia - Coordenador
	Octávio de Lazari Júnior	Nelson Lopes de Oliveira
	Osmar Roncolato Pinho	Ricardo Abecassis Espírito Santo Silva
Paulo de Tarso Monzani
Deputy Members
	Compensation Committee	João Batistela Biazon
	Lázaro de Mello Brandão - Coordenador	Jorge Tadeu Pinto de Figueiredo
	Antônio Bornia	Renaud Roberto Teixeira
Mário da Silveira Teixeira Júnior
	Márcio Artur Laurelli Cypriano	Ombudsman Department
	Luiz Carlos Trabuco Cappi	Cleuza de Lourdes Lopes Curpievsky - Ouvidora

General Accounting Committee
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5

*Process pending approval by the Brazilian Central Bank.

Independent Auditor’s Report Summary

Corporate Governance and its Respective Responsibilities

Bradesco’s Board of Directors opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing managerial information systems that produce the financial statements of the companies comprising Bradesco Organization, pursuant to the Brazilian corporation law, the accounting principles adopted in Brazil and CVM rules, the National Monetary Council, the Brazilian Central Bank, CNSP – National Council of Private Insurances, Susep - Private Insurance Superintendence and ANS – National Agency for Supplementary Health.

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the elimination or reduction at acceptable levels of Bradesco Organization’s risk factors.

The Independent Audit is in charge of examining the financial statements and issuing an opinion about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned opinion, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as quarterly limited reviews.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and sufficiency of Bradesco Organization’s control systems and to analyze the financial statements, by providing the relevant recommendations, when applicable.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to companies listed on U.S. Securities and Exchange Commission and quoted in the New York Stock Exchange are also included.

The Audit Committee’s charter is available on the website www.bradesco.com.br, Corporate Governance webpage.

Activities performed in 1H09

The Audit Committee attended 83 meetings with business, control and risk management areas, and with internal and independent auditors, checking the information about the issues considered relevant or critical, by means of different sources.

The Audit Committee work program for 2009 is focused on the main processes and products at Bradesco Organization. Among the most relevant aspects, we point out:

• preparation and disclosure of financial reports to shareholders and external users of the accounting-financial information and the effects produced by the changes in the accounting rules, in view of Law 11,638/2007 and related rules;

• management and market risk control systems, credit and operating risks, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Brazilian Central Bank’s rules on the matter;

• structure and operation of the areas responsible for monitoring the compliance with Bradesco Organization’s law, regulation and internal rules related to consumer defense; and

• improvements of the internal control systems deriving from projects in Technology and Risk Management areas.

Internal Control Systems

Based on the work program and agenda established for 2009, the Audit Committee informed and assessed the quality of main processes within the Organization and their manager’s commitment to their continuous improvement.

At the meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest those managers as to improve processes, as well as to monitor the corrections of gaps identified during the work of audit firm.

Based on the information and remarks collected, the Audit Committee deems that the internal control system of Bradesco Organization is suitable to the size and complexity of its business and was structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as the compliance with the internal and external rules, to which the transactions are subject.

Independent Auditor

The planning of the independent audit works for 2009 was discussed with PricewaterhouseCoopers Auditores Independentes (Price) and, throughout the semester, the audit teams responsible for the services presented the results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about the results, the Committee considered that the works developed by the teams were adequate to the Organization’s business.

Internal Audit

The Committee requested the Internal Audit to consider in its planning for 2009 several works in line with issues covered by the Committee’s agenda.

Throughout 1H09, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Despite this Committee believes the Internal Audit has been properly meeting its demands, according to assessment of the activities of the areas in charge, improvements are necessary in order to align its work processes to the best internationally accepted practices.

Consolidated Financial Statements

In 1H09, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to assess the monthly, quarterly and half-yearly financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, noted to the financial statements and financial reports published jointly with consolidated financial statements.

Bradesco’s accounting practices were also considered in the preparation of financial statements, as well as the observance to the fundamental accounting principles and the compliance with the applicable laws.

Prior to disclosures of the Quarterly Financial Information (IFTs) and half-yearly balance sheets, the Committee held private meetings with Price to assess the aspects of independence and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends the Board of Directors the approval of the audited financial statements related to the half-year ended June 30, 2009.

Cidade de Deus, Osasco, SP, July 31, 2009.

Mário da Silveira Teixeira Júnior

Hélio Machado dos Reis

Paulo Roberto Simões da Cunha

Yves Louis Jacques Lejeune

Independent Auditor’s Report

To the Board of Directors
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of June 30, 2009 and 2008 and the related consolidated statements of income, of changes in stockholders' equity, of cash flows and of value added for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at June 30, 2009 and 2008 and the consolidated results of their operations, the changes in stockholders' equity, their consolidated cash flows and their consolidated value added for the six-month periods then ended, in accordance with accounting practices adopted in Brazil.

4. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of June 30 and March 31, 2009, which is not a required part of these financial statements, on which we issued reports without exceptions dated July 31, 2009 and April 30, 2009, respectively, we carried out a review of the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of June 30 and March 31, 2009 and of the consolidated statements of income, of cash flows and of value added, for the quarters ended June 30 and March 31, 2009 and of the statement of changes in stockholders’ equity of Banco Bradesco S.A. for the quarter ended March 31, 2009, which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This information is presented for comparison purposes with the financial statements described in paragraph one and is not an integral part of the statutory financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

São Paulo, July 31, 2009

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Accountant
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to 1H09, and in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, July 31, 2009

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Ricardo Abecassis E. Santo Silva

For further information:

Board of Executive Officers

     Domingos Figueiredo de Abreu
Executive Vice-President and Executive IRO

     Phone: (#55 11) 3681-4011
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 – 1º andar
CEP 01310-917 – São Paulo-SP
Brazil
www.bradesco.com.br/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.